As filed with the Securities and Exchange Commission on April 30, 2025

1933 Act File No. 333-236320

1940 Act File No. 811-23392

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO. __	☐
POST-EFFECTIVE AMENDMENT NO. 7	☒

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 15	☒

ARCA U.S. TREASURY FUND

(Exact name of Registrant as Specified in Charter)

4551 Glencoe Avenue
Marina Del Rey, California 90292

(Address of Principal Executive Offices)

888-526-1997

(Registrant’s Telephone Number, including Area Code)

Philip Liu, Esq.	Kelley A. Howes, Esq.
Arca Capital Management, LLC	Morrison & Foerster LLP
4551 Glencoe Avenue	370 17th Street, Suite 4200
Marina Del Rey, California 90292	Denver, CO 80202

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☒	on May 1, 2025 pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act)

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act)

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act)

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Arca U.S. Treasury Fund
Maximum Offering of 100,000,000 Shares of Beneficial Interest

Prospectus
May 1, 2025

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
FEES AND FUND EXPENSES	13
EXAMPLE	13
FINANCIAL HIGHLIGHTS	14
THE FUND	15
ABOUT THE DIGITAL SECURITIES	16
USE OF PROCEEDS	17
INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES	17
RISK FACTORS	18
MANAGEMENT OF THE FUND	26
DETERMINATION OF NET ASSET VALUE	29
CONFLICTS OF INTEREST	29
SECONDARY TRANSACTIONS	30
MONTHLY REPURCHASE OF SHARES	31
DISTRIBUTION POLICY	33
DISTRIBUTION REINVESTMENT PLAN	34
U.S. FEDERAL INCOME TAX MATTERS	35
DESCRIPTION OF CAPITAL STRUCTURE AND SHARES	36
ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST	37
PLAN OF DISTRIBUTION	37
ACQUIRING AND TRADING ARCOIN THROUGH SECURITIZE MARKETS ATS	40
LEGAL MATTERS	43
ANTI-MONEY LAUNDERING/KNOW YOUR CUSTOMER	43
ADDITIONAL INFORMATION	43
GLOSSARY	44
PRIVACY NOTICE	45

The Fund. Arca U.S. Treasury Fund (the “Fund”) is a continuously offered, diversified, closed-end management investment company that operates as an interval fund. For more information, see “The Fund.”

Investment Objective. The Fund’s investment objective is to seek maximum total return consistent with preservation of capital. There can be no assurance that the Fund will achieve its objective. The Fund’s investment objective is non-fundamental and may be changed by the Board of Trustees (the “Board”) without shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change to the Fund’s investment objective. For more information, see “Investment Objective, Policies and Strategies—Investment Objective and Policies—Investment Objective.”

Investment Strategy. The Fund will invest, under normal circumstances, at least 80% of its assets in a portfolio of U.S. Treasury securities, which include bills, bonds, and notes issued by the U.S. Treasury (“Treasury Securities”). Assets not invested in Treasury Securities may be held in cash or cash equivalents. For these purposes, “cash equivalents” include high quality, highly liquid investments that typically have maturities of less than 90 days including, but not limited to, bankers’ acceptances, certificates of deposit, commercial paper, short term government bonds, treasury bills and registered money market funds that operate in accordance with Rule 2a-7 under the 1940 Act. Under normal circumstances, the Fund will have a maximum average portfolio duration of zero to eight years and a dollar-weighted average portfolio maturity of between zero and five years. The Fund will not invest directly or indirectly in digital assets, including digital securities. For more information, see “Investment Objective, Policies and Strategies—Investment Objective and Policies—Investment Strategy.”

The Offering. The Fund is a Delaware statutory trust authorized to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, Distribution Services, LLC (the “Distributor”) under the terms of this prospectus, up to 100,000,000 shares of beneficial interest, at the net asset value (“NAV”) per share. The minimum initial investment by a shareholder is $1,000 and subsequent investments may be made with at least $100. The Fund may, in its discretion, waive these minimums.

The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to sell the shares. The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”) until the date the Fund has sold 100,000,000 shares, or such earlier date as the Board may determine.

The Fund’s shares (“ArCoins” or “shares”) can be transferred in peer-to-peer transactions on Ethereum, an open, public, distributed ledger that is secured using cryptography (referred to as a “blockchain”). Ethereum records transactions between two parties in a verifiable and permanent way, referred to as “immutability.” There are no share certificates, and because the shares can be transferred in peer-to-peer transactions using Ethereum’s technology, the shares are characterized herein as “digital securities.” For more information, including the costs and risks of effecting transactions on Ethereum, see “Peer-to-Peer Transactions,” “About the Digital Securities” and “Risks of Digital Securities.”

Although peer-to-peer transactions are viewable on Ethereum, record ownership of the Fund’s shares is reflected on the records of Securitize, LLC, the Fund’s transfer agent (the “Transfer Agent”). The Transfer Agent is regulated by the Securities and Exchange Commission (“SEC”). The Transfer Agent’s records constitute the official shareholder records of the Fund and govern the record ownership of ArCoins in all circumstances.

Potential shareholders must be “whitelisted” by the Transfer Agent prior to purchasing ArCoins, whether directly, through an alternative trading system (“ATS”) that is registered with the SEC and subject to Regulation ATS adopted under the Securities Exchange Act of 1934, as amended, or in a peer-to-peer transaction. In order to be whitelisted, each potential shareholder must have completed the Fund’s Anti-Money Laundering/Know Your Customer (“AML/KYC”) process including documentation required for a shareholder to establish a Fund account with the Transfer Agent (see “Anti-Money Laundering/Know Your Customer” and “Plan of Distribution – Purchasing Shares”). The Transfer Agent is also responsible for ensuring that each potential transferee has established a Fund account on the books and records of the Fund.

i

If a potential transferee is not whitelisted on the Fund’s records, the potential transfer of ArCoins will fail. Securitize, LLC (the “Developer”), uses Ethereum’s programming standard (ERC-20) to program compliance-related transfer restrictions into “smart contracts,” which are computer programs written to the blockchain. These restrictions can impose conditions on the transfer of ArCoins, such as to whom they may be transferred, and the number of ArCoins that may be transferred (for instance, in a monthly repurchase offer, as described below). For more information about the costs and risks of effecting transactions on Ethereum, see “About the Digital Securities” and “Risks of Digital Securities.”

Like securities issued by any other closed-end fund, ArCoins represent an ownership interest in the Fund’s underlying assets. It is anticipated that the NAV of ArCoins will be relatively stable because, under normal circumstances, the Fund invests at least 80% of its assets in Treasury Securities. Although holders of ArCoins could experience greater NAV volatility than holders of digital instruments that are exchangeable on a 1:1 basis into an underlying single asset (for example, the U.S. dollar, another fiat currency, or gold), such volatility will be relatively limited.

The Fund will publish its NAV daily on the Fund’s website, but there is no requirement for peer-to-peer transactions to occur at NAV. Instead, the individual participants in a peer-to-peer transaction on the Ethereum blockchain will negotiate the price at which such transaction will occur. Use of the blockchain for individually negotiated peer-to-peer transactions is relatively new and is untested in the closed-end fund market. The Fund therefore anticipates that there will initially be limited to no liquidity in the Fund’s shares due to low or no volume in peer-to-peer transactions on which to base the value of an ArCoin. Investors should therefore initially expect greater price volatility in the secondary market than would be the case if ArCoins had greater liquidity.

ArCoins are also tradeable on an ATS operated by a registered broker-dealer that is subject to Regulation ATS. See “Acquiring and Trading ArCoin through Securitize Markets ATS.”

The Fund’s shares have a limited history of trading.. Before investing, you should consider the following factors:

●	You may not have access to the money you invest for an extended period of time.

●	You may not be able to sell your shares at the time or in the quantity of your choosing regardless of how the Fund performs.

●	Investors should understand that the Fund’s shares are transferable in individually negotiated peer-to-peer transactions and tradeable on a single ATS. Accordingly, there is currently only a limited and relatively illiquid secondary market for ArCoins.

●	Because you may not be able to sell your shares at the time or in the quantity of your choosing, you may not be able to reduce your exposure to the Fund in a market downturn.

●	An investment in the Fund may not be suitable for investors who may need the money they invested in a specified timeframe.

●	The amount of any distributions the Fund may pay is uncertain. There is no assurance that the Fund will maintain a particular level of distributions, nor is there any guarantee that the Fund will make distributions at any particular time.

●	Due to the emerging nature of blockchain use in securities transactions, other than monthly repurchase offers as described below, there is limited to no liquidity in ArCoins due to low or no volume in peer-to-peer transactions and on the Securitize Markets ATS. Investors should therefore expect greater price volatility in the secondary market than would be the case if the shares had greater liquidity.

●	The Fund will not invest, directly or indirectly, in digital assets, including digital securities.

●	Although shareholders can engage in peer-to-peer transactions using blockchain technology, the Transfer Agent will maintain the official record of the Fund’s shareholders.

ii

The Transfer Agent maintains the identity of each record holder of ArCoins and it will send such holders shareholder materials, including proxy statements, as well as dividend distributions and tax reports.

The Fund has implemented a monthly share repurchase program, but it is only required to repurchase between 5% and 25% of its outstanding shares per quarter. Subject to the review and approval of the Board, the Fund currently makes an offer to repurchase 6% of its outstanding shares each month, provided that the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, cannot exceed 25% of the Fund’s outstanding shares.

For more information on the Fund’s repurchase policies and risks, please see “Prospectus Summary – Repurchases of Shares” and “Monthly Repurchases of Shares” in this prospectus.

Investing in the Fund involves risks. See “Risk Factors” beginning on page 24 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Copies of the Fund’s annual and semi-annual shareholder reports are not sent by mail unless you specifically request paper copies of the reports from the Fund. Instead, the reports are made available on the Fund’s website, https://arcoin.arcalabs.com/treasury-fund/fund-documents and you will be notified by mail each time a report is posted and provided with a website link to access the report.

You may elect to receive all future reports in paper free of charge if you contact the Fund by calling 1-888-526-1997. Your election to receive reports in paper will apply to all funds held with the fund complex.

An investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. You should carefully consider the Fund’s risks, investment objective and strategy before making an investment decision. Prospective investors should also consider (i) the suitability of this investment with respect to their investment objective and personal financial situation and (ii) factors such as personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should be avoided if you cannot bear the loss of some or all of your investment or you need certainty about your ability to access all of the money you have invested in the short term. Before investing in the Fund, please read “Risk Factors” for more information about the risks of investing in the Fund.

This prospectus provides information that a prospective investor should know about the Fund before investing. You should read this prospectus carefully and retain it for future reference. Additional information about the Fund, including a Statement of Additional Information (“SAI”) dated May 1, 2025, has been filed with the SEC. The SAI is available upon request and without charge by writing the Fund c/o Securitize, LLC, 100 Pine Street, Suite 1250, San Francisco, CA 94111 or investorsupport@securitize.io or by calling toll-free 1-888-526-1997. You may request the Fund’s SAI, annual and semi-annual reports, and other information about the Fund or make shareholder inquiries by calling 1-888-526-1997 or by visiting www.arcalabs.com. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC’s website at www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

ArCoins do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve or any other government agency. Prospective investors should not construe the contents of this prospectus as legal, tax, financial or other advice. Each prospective investor should consult with his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

Distribution Services, LLC

The date of this prospectus is May 1, 2025.

iii

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund

Arca U.S. Treasury Fund (the “Fund”) is a continuously offered, diversified, closed-end management investment company that operates as an interval fund. As an interval fund, the Fund will offer to make repurchases of its outstanding shares at net asset value (“NAV”) on a monthly basis such that the aggregate percentage of common shares subject to repurchase in any three-month period will not exceed 25% of the Fund’s outstanding common shares, unless such offer is suspended or postponed in accordance with regulatory requirements. See “Monthly Repurchases of Shares.”

Investment Objective and Strategies

Investment Objective. The Fund’s investment objective is to seek maximum total return consistent with preservation of capital. There can be no assurance that the Fund will achieve this objective. The Fund’s investment objective is non-fundamental and may be changed by the Board of Trustees (the “Board”) without shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change to this investment objective. See “Investment Objective, Policies and Strategies -- Investment Objectives and Policies – Investment Objective” and “Risk Factors.”

Principal Investment Strategies. The Fund will invest, under normal circumstances, at least 80% of its assets in a portfolio of U.S. Treasury securities, which include bills, bonds, and notes issued by the U.S. Treasury (“Treasury Securities”). Assets not invested in Treasury Securities may be held in cash or cash equivalents. For these purposes, “cash equivalents” include high quality, highly liquid investments that typically have maturities of less than 90 days including, but not limited to, bankers’ acceptances, certificates of deposit, commercial paper, short term government bonds, treasury bills and registered money market funds that operate in accordance with Rule 2a-7 under the 1940 Act. Under normal circumstances, the Fund will have a maximum average portfolio duration of between zero to eight years and a dollar-weighted average portfolio maturity of between zero and five years.

The “total return” sought by the Fund consists of income earned on the Fund’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for the U.S. government.

For more information on the Fund’s investment objectives and strategies, see the section of this prospectus entitled “Investment Objective, Policies and Strategies—Investment Objective and Policies—Investment Strategy.” For a discussion of the risks associated with an investment in the Fund, see “Risk Factors.”

The Offering

The Fund is making a continuous offering of its shares at NAV per share. The Fund is a Delaware statutory trust authorized to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, Distribution Services, LLC (the “Distributor”) under the terms of this prospectus, up to 100,000,000 shares of beneficial interest, at the NAV per share. The minimum initial investment by a shareholder is $1,000. Subsequent investments may be made with at least $100. The Fund may, in its discretion, waive these minimums.

The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to sell the shares. Assets that cannot be invested as described in the section of this prospectus entitled “Investment Objective, Policies and Strategies—Investment Objective and Policies—Investment Strategy,” will be invested in cash or cash equivalents. The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act until the date the Fund has sold 100,000,000 shares, or such earlier date as the Board may determine.

The Fund’s shares (“ArCoins” or “shares”) can be transferred in peer-to-peer transactions on Ethereum, an open, public, distributed ledger that is secured using cryptography (referred to as a “blockchain”). Ethereum records transactions between two parties in a verifiable and permanent way, referred to as “immutability.” There are no share certificates and, because the shares can be transferred in peer-to-peer transactions using Ethereum’s technology, the shares are characterized herein as “digital securities.” For more information, including the costs and risks of effecting transactions on Ethereum, see “Peer-to-Peer Transactions,” “About the Digital Securities” and “Risks of Digital Securities.”

Although f peer-to-peer transactions are viewable on Ethereum, record ownership of the Fund’s shares is reflected on the records of Securitize, LLC, the Fund’s transfer agent (the “Transfer Agent”). The Transfer Agent is regulated by the Securities and Exchange Commission (“SEC”). The Transfer Agent’s records constitute the official shareholder records of the Fund and govern the record ownership of ArCoins in all circumstances.

Like securities issued by any other closed-end fund, ArCoins represent an ownership interest in a portfolio of underlying assets. It is anticipated that the NAV of ArCoins will be relatively stable because, under normal circumstances, the Fund invests at least 80% of its assets in Treasury Securities. Although holders of ArCoins could experience greater NAV volatility than holders of digital instruments that are exchangeable on a 1:1 basis into an underlying single asset (for example, the U.S. dollar, another fiat currency or gold), such volatility will be relatively limited. Notwithstanding the relative lack of price volatility, the Fund anticipates that there will initially be limited to no liquidity in the ArCoins due to relatively low or no transactional volume on which to base the value of an ArCoin. Investors should therefore expect greater price volatility in the secondary market than would be the case if ArCoins had greater liquidity.

Notwithstanding the continuous nature of this offering, the Fund may close to new investors at the discretion of Arca Capital Management, LLC (“Arca” or the “Adviser”) (subject to Board approval). If the Fund is closed to new investors, then only existing shareholders of the Fund will be eligible to purchase ArCoins, to receive ArCoins from another existing investor in a peer-to-peer transfer or in a trade on the Securitize Markets ATS (“SM ATS”), or to reinvest dividends in new ArCoins. The Fund may re-open to new investors and subsequently close again to new investors at any time at the discretion of the Adviser with the approval of the Board. Any such opening and closing of the Fund will be disclosed to potential new investors and existing shareholders through a supplement to this prospectus.

Peer-to-Peer Transactions

ArCoins can be transferred in peer-to-peer transactions, and a complete record of these transactions is viewable on Ethereum. Although peer-to-peer transactions are viewable on Ethereum, record ownership of the Fund’s shares is reflected on the records of the Transfer Agent. The Transfer Agent’s records constitute the official shareholder records of the Fund and govern the record ownership of ArCoins in all circumstances. The Transfer Agent will reconcile the peer-to-peer transactions executed on Ethereum’s blockchain with the Fund’s records on at least a daily basis.

●	Before entering into a transaction, a shareholder must be “whitelisted.” Potential shareholders must be “whitelisted” by the Transfer Agent prior to purchasing ArCoins. This is true whether a potential shareholder purchases ArCoins directly from the Fund, in a peer-to-peer transaction, or on the SM ATS. In order to be whitelisted, each potential shareholder must complete the Fund’s AML/KYC process (see “Anti-Money Laundering/Know Your Customer”).

●	Before entering into a transaction, a shareholder must open an account with the Fund. Potential shareholders must complete documentation to establish a Fund account with the Transfer Agent (see “Plan of Distribution – Purchasing Shares”). Account applications and other documents required by the Transfer Agent to establish an account are available through the Fund’s web portal at www.arcalabs.com. Account applications must be completed and submitted electronically directly to the Transfer Agent before an investor wires funds. The Transfer Agent will not accept account applications via mail, overnight delivery, facsimile or other similar means of delivery. The Transfer Agent is responsible for ensuring that each potential transferee in a peer-to-peer transaction has established a Fund account on the books and records of the Fund.

●	Before entering into a transaction, a shareholder must have an Ethereum wallet. In order to purchase ArCoins, a potential shareholder must also have a “wallet” on the Ethereum network. Wallets are software applications which store a shareholder’s public and private keys. The Fund does not currently have a proprietary wallet for use with ArCoins. Rather, third-party developed wallets compatible with ArCoins may be available as a web-based application, mobile application, desktop application, web browser plugin, or on a hardware-based device. ArCoins purchased by a shareholder, whether directly from the Fund, on the SM ATS, or in a peer-to-peer transfer, will be recorded in the Transfer Agent’s book-entry system, and a copy of such record will be viewable in the investor’s wallet. An investor can access their wallet (using a distinct private key) on the Ethereum network to initiate a transaction in ArCoins.

●	Before entering into a transaction, shareholders should be aware that Ethereum may impose transaction fees. An investor that initiates a transaction on Ethereum must pay transaction fees (referred to as “gas”) to the Ethereum network to validate the transaction. Gas is paid in the form of “ETH,” (“ether”) the fundamental token on Ethereum. The amount of ETH required to pay the gas will vary from time to time dependent upon, among other things, the complexity or size of a particular transaction, congestion on the Ethereum network, and the amount of ETH that a user indicates it is willing to pay to complete a transaction record. For more information, including the costs and risks of effecting transactions on Ethereum, see “About the Digital Securities” and “Risks of Digital Securities.”

Peer-to-peer transactions do not have to occur at NAV and there is no minimum number of ArCoins that can be transferred in a peer-to-peer transaction. The Fund will publish its NAV daily on the Fund’s website, but there is no requirement for peer-to-peer transactions to occur at NAV. Instead, individual participants in peer-to-peer transactions will negotiate the price at which such transactions will occur and the number of shares that will transfer. Using the blockchain in this fashion is relatively new and untested in the closed-end fund market. The Fund therefore anticipates that there will initially be limited to no liquidity in ArCoins due to low or no volume in peer-to-peer transactions or trades on the SM ATS on which to base the value of an ArCoin. Investors should therefore expect greater price volatility in the secondary market than would be the case if the shares had greater liquidity.

●	Peer-to-peer transactions may be taxable to the shareholder. If you sell or otherwise dispose of ArCoins in a peer-to-peer transaction, you will generally recognize a gain or loss in an amount equal to the difference between your tax basis in such ArCoins and the amount you receive upon disposition of such ArCoins.

○	If you hold ArCoins as capital assets, any such gain or loss will be long-term capital gain or loss if you have held
(or are treated as having held) such ArCoins for more than one year at the time of sale.

○	All or a portion of any loss you realize on a taxable sale of ArCoins will be disallowed if you acquire other ArCoins (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale of ArCoins. In such case, the basis of the ArCoins acquired will be adjusted to reflect the disallowed loss.

○	In addition, due to a special rule relating to regulated investment companies (“RICs”) in section 852(b)(4)(A) of the Internal Revenue Code of 1986 (the “Code”), any loss realized upon a taxable sale of ArCoins held (or deemed held) by you for six months or less will be treated as long-term, rather than short-term, to the extent of any capital gain dividends received (or deemed received) by you with respect to such ArCoins. See “U.S. Federal Income Tax Matters” for additional information.

Acquiring and Trading ArCoin through Securitize Markets ATS

Potential investors may purchase ArCoin through the SM ATS, an alternative trading system (“ATS”) that is registered with the SEC and subject to Regulation ATS adopted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). SM ATS is operated by Securitize Markets, LLC, a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”).

SM ATS is an electronic trading platform authorized by FINRA to facilitate trading by subscribers to the SM ATS (“SM Subscribers”) in registered and unregistered digital securities. SM ATS operates a fully electronic automated limit order book to facilitate buying and selling of digital securities on a continuous electronic matching system. All orders submitted to the SM ATS are firm and are eligible for automatic execution by the SM ATS once buy-and sell-side orders or trades have been matched, consistent with the instructions and conditions indicated on an order submitted to the SM ATS by an SM Subscriber.

Purchases on SM ATS. To purchase ArCoin using the SM ATS platform, existing Fund shareholders and prospective Fund shareholders will be required to:

1.	Complete and pass account opening procedures, including AML/KYC checks, imposed by the SM ATS.

2.	Add the shareholder’s dedicated Ethereum wallet address, provided by an SM ATS-approved custodian, and/or self-custodied Ethereum wallet address(es) to their SM ATS profile.

Prospective Shareholders. A prospective shareholder who wants to purchase ArCoin through the SM ATS platform may do so in one of two ways:

1.	A prospective shareholder may subscribe directly to the Fund at NAV via SM ATS. This functionality is equivalent to purchasing ArCoin directly from the Fund using the Fund’s web portal, and is provided as a convenience for SM Subscribers. In order to purchase ArCoin directly through SM ATS, an SM Subscriber must log in to the SM ATS and take the following steps:

a.	Select “Subscribe” to ArCoin, which will permit the SM ATS to electronically share information with the Fund’s Transfer Agent in order to:

i.	Register or verify registration of the prospective shareholder with the Fund’s Transfer Agent in accordance with the Fund’s procedures;

ii.	Verify the SM Subscriber’s eligibility to hold and acquire ArCoin, as set forth in the Fund’s prospectus; and

iii.	Whitelist self-custodied wallet address(es) and/or a wallet address provided by an SM ATS-supported custodian.

b.	An investor purchasing ArCoin through SM ATS will be required to fund their purchase independent of the SM ATS platform. Purchases of ArCoin can be made via ACH or wire transfer, as described below (see, “Purchasing Shares”). Subscriptions to the Fund cannot be made using any sort of digital currency. Acquiring ArCoin from the Fund through SM ATS will likely be slower than acquiring it in a secondary trade on the SM ATS (as set forth below) since it will require an SM Subscriber to deliver US dollars (via ACH or wire transfer) to the Fund’s Custodian.

c.	When a direct purchase through the SM ATS is deemed to be in good order by the Transfer Agent, and upon confirmation of adequate funds being received by the Fund’s custodian, the Transfer Agent will deliver ArCoin to the investor’s whitelisted Ethereum wallet. SM ATS will not, at any time, take custody of any ArCoin or funds.

2.	A shareholder who is an SM Subscriber and has completed the verification and whitelisting procedure with the Fund outlined above may acquire ArCoin on the SM ATS from another market participant at a price established via market bids and offers (i.e., at market price). ArCoin bought on SM ATS will be sent to the shareholder’s whitelisted wallet established with an SM ATS-supported custodian. If desired, ArCoin may then be transferred by the shareholder to another whitelisted wallet via peer-to-peer transfer on the Ethereum blockchain (a shareholder will incur gas fees to make such a peer-to-peer transfer).

The market price for ArCoin may be higher or lower than the Fund’s NAV. Additionally, SM Subscribers who initiate a purchase of ArCoin through SM ATS will incur gas charges imposed by the Ethereum blockchain and will pay the SM ATS a commission for such transaction (see Fees below). SM Subscribers should be aware that these fees will increase the cost of a purchase and therefore will decrease the return on a shareholder’s investment. ArCoin purchased directly on SM ATS or directly from the Fund’s web portal will not incur such fees.

Existing Shareholders. In order to sell ArCoin on SM ATS, an existing Fund shareholder that is also an SM Subscriber must transfer their ArCoin to a wallet established with an SM ATS-supported custodian, as discussed above. Once that transfer is complete, the shareholder/SM Subscriber can enter orders to sell (or purchase) ArCoin directly from SM ATS’s front-end user interface. An SM ATS-supported custodian will be responsible for settling trades in ArCoin on a shareholder’s behalf once a match on the SM ATS has occurred.

Fees. A shareholder trading ArCoin on SM ATS will bear the following fees which will increase the cost of a transaction and may decrease the return on a shareholder’s investment:

1.	Gas. When a trade is settled by an SM ATS-supported custodian, gas will be charged by the Ethereum blockchain to the sender’s wallet to move ArCoin and its trading complement (USDC). If insufficient ETH is available, SM ATS may provide the required amount of ETH to complete a trade and may re-coup this cost from the SM Subscriber under the terms of the subscriber’s agreement with SM ATS.

2.	Trading Fee. SM ATS will generally charge both buyer and seller a commission for executing a trade. The fee will be clearly published on SM ATS. Under the terms of the applicable subscriber agreement, commission rates may be subject to change at any time.

Investment Adviser and Fees

The Adviser, a Delaware limited liability company, is responsible for investing the Fund’s portfolio. Arca is wholly-owned by Arca Labs, LLC (“Arca Labs”), which is indirectly wholly-owned by Praesidium Holdings, Inc., a privately held holding company. Arca is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Fund’s portfolio manager is Jeffrey M. Dorman. Mr. Dorman has managed the Fund since inception in July 2020. As of December 31, 2024, Arca had approximately $ 426,345 in assets under management.

Pursuant to an investment advisory agreement with the Fund (the “Investment Advisory Agreement”), Arca is entitled to receive a management fee, calculated at the annual rate of 0.05% of the Fund’s average annual net assets. The management fee will be calculated and accrued daily and payable monthly in arrears.

Arca, Arca Labs and the Fund have entered into an expense limitation agreement (the “Expense Limitation Agreement”), pursuant to which the Adviser and Arca Labs have agreed to reimburse the Fund’s initial organizational and offering costs, as well as the Fund’s operating expenses, to the extent that the Fund’s total annualized fund operating expenses, inclusive of any fees paid pursuant to the Blockchain Administration Agreement and the Fund Services Agreement (each as defined below), but excluding (i) any transaction fees payable by the Fund to Ethereum, taxes, interest expenses, brokerage commissions, acquired fund fees and expenses (if any), expenses incurred in connection with any merger or reorganization and extraordinary expenses and (ii) any distribution fees, exceed 0.75% of the Fund’s average daily net assets (the “Expense Cap”) until April 30, 2026.

The Fund has agreed to repay the Adviser in the amount of any Fund expenses reimbursed pursuant to the Expense Limitation Agreement (an “Adviser Recoupment”), provided, however, that the Adviser Recoupment: (i) is payable within three (3) years after the date on which the Adviser waived its fee or reimbursed expenses, as applicable; and (ii) the Adviser Recoupment does not cause the Fund’s total annual operating expenses during any calendar quarter to exceed the Expense Cap. For the avoidance of doubt, the Adviser Recoupment will not cause Fund expenses to exceed the Expense Cap either (i) at the time of the waiver or (ii) at the time of recoupment. The Expense Limitation Agreement may be terminated by the Adviser or the Board in accordance with its terms. See “Fund Expenses.”

Distributions

The Fund intends to distribute most or all of its net earnings and realized gains, if any, in the form of dividends from net investment income (“dividends”) and distributions of net realized capital gains (“capital gain distributions” and, together with dividends, “Distributions” and each, a “Distribution”). The Fund intends to accrue dividends daily and distribute them to shareholders of record quarterly. Capital gain distributions, if any, usually will be declared and paid annually in December. The Fund does not have a fixed distribution rate nor does it guarantee that it will pay any distributions in any particular period. Unless a shareholder elects otherwise, their distributions will be reinvested in additional ArCoins under the Fund’s distribution reinvestment plan. Shareholders who elect not to participate in the Fund’s distribution reinvestment plan will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in a nominee name, then to such nominee). See “Distribution Policy” and “Distribution Reinvestment Policy.”

Blockchain Administrator and Developer

Arca Labs, an affiliate of the Adviser, serves as the Fund’s blockchain administrator pursuant to a Blockchain Administration and Development Agreement (the “Blockchain Administration Agreement”). Under the terms of the Blockchain Administration Agreement, Arca Labs is responsible for providing, or arranging for the provision of, programming, development and administrative services necessary for the issuance of the Fund’s shares as digital securities and the on-going maintenance and administration of such digital securities. This includes, for example, coding ArCoins’ “smart contracts,” which are computer programs written to the blockchain, and maintaining and updating such code as necessary. For its services as the blockchain administrator, Arca Labs is paid a fee calculated at the annual rate of 0.20% of the Fund’s average annual net assets, calculated and accrued daily and payable monthly in arrears.

Pursuant to the Blockchain Administration Agreement, Arca Labs has engaged the Developer to provide programming and other development services related to ArCoins. The Fund’s smart contracts use a programming standard (ERC-20) that enables the Developer to program compliance-related transfer restrictions into the smart contract. This means that the Developer can program conditions under which ArCoins may be transferred in a peer-to-peer transaction or traded on the SM ATS, requirements that potential transferees must be whitelisted, and the number of ArCoins that may be transferred (for instance, in a monthly repurchase offer, as described below) into the smart contract. This limits the ability of a shareholder to engage in peer-to-peer transactions that are inconsistent with the policies of the Fund and the Transfer Agent. For more information regarding the use of the Ethereum network to initiate peer-to-peer transfers of ArCoins, see “Peer-to-Peer Transactions” in this prospectus.

Distributor

The Fund’s Distributor, Distribution Services, LLC, is registered with the SEC as a broker-dealer and is a member of FINRA. Pursuant to a distribution agreement with the Fund, the Distributor will be entitled to receive a distribution fee for its services.

Custodian, Transfer Agent and Administrator

Securitize, LLC serves as the transfer agent of the Fund. UMB Bank, N.A. serves as the Fund’s Custodian (the “Custodian”) and Ultimus Fund Solutions, LLC serves as the Fund’s administrator (“Administrator”). The Fund compensates each of the Transfer Agent, the Custodian and the Administrator for its services.

The Transfer Agent maintains the Fund’s shareholder records in a book-entry system, and the Fund does not issue physical share certificates. The Ethereum blockchain contains a viewable “courtesy copy” of such records, but the Transfer Agent’s records constitute the official shareholder records of the Fund and govern the record ownership for the Fund’s shares in all circumstances. In the event of a conflict between the transaction history on the Ethereum blockchain and the records maintained by the Transfer Agent, the Transfer Agent shall update the blockchain record as necessary and such update will be recorded and viewable on the Ethereum network as a subsequent transaction. In addition to maintaining the Fund’s shareholder records, the Transfer Agent is responsible for, among other things, preparing and delivering periodic shareholder reports, proxy statements and shareholder tax reporting, preparing and delivering confirmation statements to shareholders, preparing and transmitting to shareholders payments for Distributions declared by the Fund, performing services required with respect to lost shareholders as required under the Securities Exchange Act of 1934, and performing AML/KYC processes (see “Anti-Money Laundering/Know Your Customer”). See “Management of the Fund” for a description of the services to be provided by each of the Administrator and the Custodian.

Closed-End Fund Structure and Limited Liquidity

Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, ArCoins are not listed on a national stock exchange, although they are tradable on the SM ATS. ArCoins are issued as uncertificated securities that can be transferred in peer-to-peer transactions on the Ethereum blockchain or traded on the SM ATS. A copy of the records related to ownership of the Fund’s shares, including transactions involving the shares, are recorded on the Ethereum blockchain. The Ethereum blockchain uses cryptography to validate ownership of shares and the transfer of such shares. In other words, computers using algorithms to solve complex mathematical equations prove that a shareholder controls a wallet containing ArCoins and wants a transaction to be sent. Transactions are subsequently verified by nodes. We refer to this process as the use of “blockchain technology.”

Although peer-to-peer transactions are viewable on Ethereum, record ownership of the Fund’s shares is reflected on the records of the Transfer Agent, which is regulated by the SEC. The Transfer Agent will reconcile the blockchain transactions with the Fund’s records on at least a daily basis, but the Transfer Agent’s records will constitute the official shareholder records of the Fund and govern the record ownership of ArCoins in all circumstances.

Since blockchain technology is not yet widely used in the securities markets, there is currently limited transactional volume in the Fund’s shares, resulting in limited liquidity in Fund shares. The Fund therefore provides a limited amount of additional liquidity by operating as an interval fund, meaning that the Fund has implemented a monthly share repurchase program as described below under “Repurchase of Shares.” There is no assurance that a shareholder will be able to tender their shares when or in the amount that they desire (see “Monthly Repurchase of Shares”).

Investor Suitability

An investment in the Fund involves risk. It is possible that you may lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with limited liquidity in the shares and the uncertainty of emerging technologies, and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. Because the Fund is engaged in a continuous offering, it is generally subject to continuous asset in-flows, but not subject to continuous out-flows.

Repurchases of Shares

The Fund operates as an interval fund. As such, it has adopted a fundamental policy to make monthly repurchase offers, at NAV, of no less than 5% of its shares then outstanding, provided that the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s outstanding shares, as determined by the Board (the “Repurchase Offer Policy”). Subject to the review and approval of the Board, the Fund currently anticipates making an offer to repurchase 6% of the Fund’s outstanding shares each month (the “Repurchase Offer Amount”). There is no guarantee that shareholders will be able to sell all of the shares they desire in a monthly repurchase offer because shareholders, in total, may wish to sell more than the number of shares the Fund offers to repurchase in a particular repurchase offer.

Under the Repurchase Offer Policy, if the amount of repurchase requests exceeds the number of shares the Fund offers to repurchase, the Fund will repurchase shares on a pro rata basis. If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional number of shares not to exceed 2% of the outstanding shares of the Fund in any three-month period. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares, the Fund will generally repurchase the shares on a pro rata basis, provided that: (i) the Fund may accept all shares tendered for repurchase by shareholders who own less than 100 shares and who tender all of their shares before prorating other amounts tendered; and (ii) the Fund may accept by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (A) all or none or (B) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

The Fund does not currently charge a repurchase fee. Prior to implementing any such repurchase fee, the Fund would seek Board approval of the implementation and amount of such fee and would update the Fund’s registration statement to disclose the effect such fee would have on the Fund’s fees and expenses, consistent with the requirements of rules, regulations and forms adopted by the SEC.

The Fund will maintain liquid securities or cash sufficient to meet monthly redemption requirements. See “Monthly Repurchases of Shares.”

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Consequently, you can lose money by investing in the Fund. No assurance can be given that the Fund will achieve its investment objective, and investment results may vary substantially over time and from period to period. An investment in the Fund is not appropriate for all investors.

An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

Risks of Digital Securities

Regulatory Risk. A courtesy copy of the Fund’s shareholder records is maintained using the Ethereum blockchain and peer-to-peer transfers may be initiated by shareholders on the blockchain and trades may occur on the SM ATS. The entities that support the ability of shareholders to engage in such transactions, including the Transfer Agent, the SM ATS and the Ethereum network, are not licensed under the virtual currency or money transmission regulations of any state in the United States or registered with the U.S. Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”). If any regulatory authority were to assert that additional licensing or registration was required for any such party, it could affect their operations or viability, and could adversely affect the ability of shareholders to engage in peer-to-peer transfers of ArCoins. This in turn would have a material adverse effect on the liquidity of ArCoins and the holders’ ability to transfer ArCoins.

Digital Asset and Blockchain Regulatory Risk. Regulation of digital assets, blockchain technologies and digital asset platforms is currently developing and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries are currently considering, or may in the future consider, laws, regulations, guidance, or other actions related to digital assets and blockchain technology, which could directly or indirectly impact the Fund, and thus the Fund’s shareholders. Failure by the Fund or any Fund service provider to comply with any such laws, rules or regulations, many of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences to the Fund (and thus to the Fund’s shareholders), including civil penalties and fines.

New or changing laws and regulations or interpretations of existing laws and regulations may adversely impact the Fund’s ability to issue and redeem shares or otherwise make distributions on shares, the liquidity of shares, and the structure, rights and transferability of the shares. Therefore, there can be no assurance that any new or continuing regulatory scrutiny or initiatives will not have an adverse impact on the shares or impede the Fund’s current or future activities.

In addition, because of the differences between the way the shares are issued as compared to shares in a traditional registered investment company, there is a risk that issues that might easily be resolved by existing law if traditional methods were involved may not be easily resolved for the shares. The occurrence of any related issue or dispute could have a material adverse effect on the Fund’s current or future business or the shares.

Blockchain networks currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union and China. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the networks and their users, developers and service providers that fall within such jurisdictions’ regulatory scope. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the Fund and its service providers. The effect of any future regulatory change is impossible to predict, but such change could be substantial and adverse to the shareholders, the Fund and the Fund’s service providers.

Liquidity Risk. The Fund’s shares are issued as digital securities, meaning the securities are uncertificated securities that may be transferred using blockchain technology (see “About the Digital Securities” and “Plan of Distribution – Peer-to-Peer Transactions”). The shares are not listed for trading on a national securities exchange or through a national market system (“NMS”) but are currently tradeable on the SM ATS. (See “Acquiring and Trading ArCoin through Securitize Markets ATS”).

Investors are currently only able to dispose of their shares through the Fund’s Repurchase Offer Policy, on the SM ATS, or in peer-to-peer transactions with other investors who have completed the Fund’s AML/KYC process and who are approved, or “whitelisted,” by the Transfer Agent to hold ArCoins. To engage in peer-to-peer transactions, an investor must be aware of other eligible investors who are available to enter into direct peer-to-peer transactions; neither the Fund nor its Transfer Agent will publish such information. There may be relatively few investors to whom ArCoins can be transferred in a peer-to-peer transaction or on the SM ATS and, as a result, there may be limited to no liquidity in ArCoins.

Emerging Technology Risk. Since ArCoins are transferable using emerging technologies, transactions in ArCoins will be subject to associated risks including:

●	a rapidly-evolving regulatory landscape, which might include security, privacy or other regulatory concerns that could require changes to digital systems that disrupt transactions in ArCoins;

●	the possibility of undiscovered technical flaws in an underlying technology, including in the process by which transactions are recorded to the Ethereum blockchain or by which the validity of a copy of such blockchain can be authenticated;

●	the possibility that security measures that authenticate prior transactions could be compromised, or “hacked,” which could allow an attacker to alter the Ethereum blockchain and thereby disrupt the ability to corroborate definitive transactions recorded on the blockchain;

●	the possibility that new technologies or services will inhibit access to the Ethereum blockchain;

●	the possibility that changes to policies of the Ethereum blockchain will limit the ability to withdraw and deposit fiat currency with the Fund;

●	the possibility that other participants in the Ethereum blockchain could collude to manipulate the share price or limit liquidity in ArCoins which could restrict a shareholder’s ability to divest their holdings in the Fund;

●	the possibility of breakdowns and transaction halts as a result of undiscovered technology flaws that could prevent transactions for a period of time;

●	the possibility that a digital “wallet” application or interface is hacked by a third party, resulting in a loss of the holder’s ArCoins; and

●	the possibility that an investor’s private key is lost or stolen and the Fund is unable to verify the loss or theft could result in irreversible client losses.

Operational and Technology Risk. A courtesy copy of the Fund’s shareholder record is available to the public on Ethereum, which is an open source, public, distributed ledger. The complete transaction history from the issuance of the ArCoins is viewable on the Ethereum blockchain. As a result, robust and transparent transaction data, but not shareholder identity, is publicly available via the published blockchain. The transaction data is secured by cryptography and only a public-key-derived wallet address (and not a shareholder’s personal identifying information) is exposed to the public on the blockchain. The personal identifying information necessary to associate a public key representing a given block of shares with the record owner of those shares is maintained by the Transfer Agent and is not available to the public. The data maintained by the Transfer Agent also includes current information regarding an investor’s account holdings and balance. If there are data security breaches with respect to the Transfer Agent’s records resulting in theft of the information necessary to link personal identity with public keys, the stolen information could be used to determine a shareholder’s complete transaction history in the Fund’s shares. Moreover, concerns over these privacy issues may limit adoption of blockchain technology by a range of potential investors, reducing liquidity in ArCoins. See “About the Digital Securities” for procedures if a private key is lost or stolen.

If there is a cyberattack on the Fund’s web portal, internal or affiliate platforms, or the Ethereum blockchain network, the Transfer Agent or the Developer may lose the ability to control compliance and transfer restrictions programmed into the Fund’s smart contracts which could increase the possibility of loss or theft of investors’ shares in the Fund. Such loss or theft could result in claims against the Fund and could have a substantial adverse effect on the financial and business operations of the Fund.

If, for any reason, the smart contract technology utilized with respect to the Fund’s shares were to become unavailable and suitable alternative technology were not available, investors in the shares would not have a means of proving the validity of the publicly available blockchain record. As a result, the accuracy of publicly available transfer information could be called into question and investors could stop transacting in digital securities. As there will not be an option to purchase ArCoins in a non-digital format, in the event that investors are no longer able to transact in digital securities on a peer-to-peer basis, the only source of liquidity in the shares would be monthly redemption offers made by the Fund, and the Board would consider whether such an environment would warrant discontinuing operating the Fund.

The Fees and Risks Related to Use of the Ethereum Blockchain. Transactions on the Ethereum network are subject to the terms and conditions of Ethereum. An investor who initiates a transaction on the Ethereum network must pay fees in the form of “ETH,” the fundamental token for the operation of Ethereum. These transaction fees (sometimes called “gas”) are paid to validate a transaction. Gas measures the amount of computational effort that it will take to validate a given transaction. If an investor does not maintain adequate ETH in their wallet, the Transfer Agent may withhold the U.S. dollar equivalent of such transaction fees from the proceeds of a transaction or reduce the amount of an investment in the Fund by the U.S. dollar equivalent of the gas. The amount of gas required to execute a transaction will vary from time to time depending on, among other things, the complexity or size of a particular transaction and the congestion on the Ethereum network. Congestion on the Ethereum network may be due to increased transactions involving smart contracts that are unrelated to ArCoins, and the Fund cannot control such congestion.

The time it takes to complete a transaction will depend on how much gas is paid and how congested the Ethereum network is. On an average day, it can take between 15 seconds to 5 minutes to process a transaction with standard fees. Given current network demand, it is estimated that a standard transaction may be processed within 5 minutes. Since the Ethereum network will prioritize transactions offering higher gas prices over those offering lower gas prices, shareholders who wish to have a transaction record processed faster should be aware that they may incur higher transaction fees. The Fund does not establish the amount of gas required to complete a transaction record and there is no limit on the gas price a transaction record may need to complete in a timely manner.

When an investor desires to engage in a peer-to-peer transaction, the investor who initiates the transaction is required to pay the gas. If an investor is unwilling or unable to pay for gas at a high enough rate, the transaction may not be completed in a timely manner. Additionally, an error in the smart contract creating ArCoins could result in unintended or uncontrolled gas usage which, if not limited by an investor through its wallet interface, may deplete the amount of ether held by the investor.

When the Fund makes a distribution of a shareholder’s interest or pays a dividend, the gas will be the responsibility of the Fund. Under the arrangement with the Developer, such transaction fees will be paid by the Developer and reimbursed by the Fund in U.S. dollars. If an investor tenders shares for redemption, any transaction fees required by the Ethereum network will be paid directly by the investor or the Transfer Agent may add the U.S. dollar equivalent of the ETH required to pay for the gas to the transaction amount or withhold the U.S. dollar equivalent of the ether required to pay the gas from the tender proceeds. An investor who initiates a peer-to-peer transaction with another whitelisted account (as described below) will need to hold sufficient ETH to pay the gas required to use the Ethereum blockchain or such transaction may not be processed.

The Fund does not control Ethereum, and there is no guarantee that the Ethereum network will continue to operate under its current terms in the future. If Ethereum moves to a different mechanism for validating transactions in the future, it could negatively impact the amount or character of the fees due on transactions in ArCoins.

Ethereum Blockchain Technology Risks

Prior to September 2022, Ethereum used a consensus protocol called proof-of-work, similar to bitcoin. This allowed the nodes of the Ethereum network to agree on the state of all information recorded on the Ethereum blockchain and prevented certain kinds of economic attacks. In September 2022, the Ethereum blockchain moved to a proof-of-stake (“PoS”) consensus mechanism. A risk of PoS is centralization of staking power in a relatively small number of validators which could occur, for example, as a result of validators ceasing operations or if staked ether is otherwise concentrated in a small number of validators. As a result, it may adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) or otherwise be possible for a bad actor to manipulate a blockchain and hinder transactions. Any reduction in confidence in the confirmation process or processing power of the Ethereum blockchain may adversely affect an investment in the Fund.

Fork Risk

Blockchain software is generally open-source. Any user can download the software, modify it and then propose that the network adopt the modification. When a modification is introduced and a substantial majority of users consent to the modification, the change is implemented and the blockchain network remains uninterrupted. However, if less than a substantial majority of users consent to a proposed modification, and the blockchain consensus mechanism allows for the modification to nonetheless be implemented by some users and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the blockchain network (and the blockchain), with one version running the pre-modified software and the other running the modified software. The effect of a fork is the existence of two (or more) versions of the blockchain network running in parallel, but with each version’s native asset lacking interchangeability. Additionally, a fork could be introduced by an unintentional, unanticipated software flaw in the multiple versions of otherwise compatible software that users run. If a fork occurs, the original blockchain and the forked blockchain could potentially compete for users and other participants, leading to a loss of these for the original blockchain.

51% Attack Risk

If a majority of staked native cryptocurrency on a blockchain using a proof-of-stake consensus mechanism, such as Ethereum, is controlled by a bad actor, whether singularly or as a group (often referred to as a “51% attack”), it may be able to alter the blockchain on which the network and network transactions rely. This could occur, for example, if the bad actor were to construct fraudulent blocks or prevent certain transactions from being completed in a timely manner, or at all. It could also be possible for a malicious actor to control, exclude or modify the ordering of transactions, though it could not generate new network coins or transactions. Further, a bad actor could “double-spend” its own network native digital asset (i.e., spend the same network digital asset in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. If the network community did not reject the fraudulent blocks as malicious or to the extent that such bad actor did not yield its control, reversing any changes made to the blockchain network may be impossible. The possible crossing of this threshold indicates a greater risk that a single validator (or group of validators working together) could exert authority over the validation of network transactions. If the feasibility of a bad actor gaining control of the blockchain network increases, it may negatively affect the ability of the Fund’s shares to be held on the blockchain undergoing a 51% Attack.

The 51% threshold is the level that would almost guarantee a malicious actor’s success. However, such attacks could in theory occur at thresholds lower than 51% of the staked cryptocurrency. In addition, a malicious actor may also obtain control over the blockchain network through its influence over core developers by gaining direct control over a core developer or an otherwise influential programmer. To the extent that a blockchain network’s ecosystem does not grow, the possibility that a malicious actor may be able to obtain control of the processing power or development control on the blockchain network in this manner will remain heightened.

Structural Risks:

Conflicts of Interest. The Adviser and/or its affiliates provide investment advice to other parties and manage other accounts and private investment vehicles, including accounts that have performance or other fees that are higher than the fees paid by the Fund to the Adviser. Additionally, the Fund’s officers serve or may serve as officers, directors or principals of other investment funds managed by the Adviser or its affiliates. Serving in multiple capacities and with respect to more than one entity or fund gives rise to conflicts of interest. Conflicts may also arise when the Fund’s investment objective overlaps, in part or in whole, with the investment objective of affiliated investment funds, accounts or other investment vehicles, including with respect to the allocation of investment opportunities among the Fund and other investment funds or accounts advised by the Adviser or its affiliates. The Adviser has adopted compliance policies, procedures and systems designed to protect against potential incentives that may favor one account over another, including policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest. These policies and procedures are designed to ensure that all client accounts are treated equitably over time.

Interval Fund Risk. The Fund is a closed-end fund operating as an interval fund. Among other things, interval funds differ from open-end management investment companies (commonly referred to as mutual funds) in that they do not generally redeem their shares at the option of the shareholder (other than pursuant to the Repurchase Offer Policy). By comparison, mutual funds issue securities that are redeemable daily at NAV at the option of the shareholder and typically engage in a continuous offering of their shares. Mutual fund shares do not trade in the secondary market. Mutual funds are subject to continuous asset in-flows and out-flows that can complicate portfolio management, whereas closed-end funds, including interval funds, generally can stay more fully invested in securities consistent with the fund’s investment objective and policies.

No Minimum Amount of Proceeds Required. The Fund is not required to raise a minimum amount of proceeds from this offering in order to maintain viable operations, however, the Fund estimates that it needs to raise $100 million. There can be no assurance that the Fund will raise an adequate amount in a timely manner.

Risk of Fund Closure. Notwithstanding the continuous nature of this offering, the Fund may close to new investors at the discretion of the Adviser (subject to Board approval). If the Fund is closed to new investors, then only existing shareholders of the Fund will be eligible to purchase the Fund’s shares, receive shares from another existing investor in a peer-to peer transfer, or reinvest dividends in new shares of the Fund. The Fund may re-open to new investments and subsequently close again to new investors at any time at the discretion of the Adviser (subject to Board approval). Any such opening and closing of the Fund will be disclosed to potential new investors and existing shareholders through a supplement to this prospectus.

Liquidity Risk. The shares are not listed for trading on any national securities exchange nor available for trading through a NMS. The shares are, however, currently available for secondary trading on the SM ATS. Although the shares may be transferred in peer-to-peer transactions or traded on the SM ATS, the availability of counterparties to such transactions is limited to other holders of ArCoins or other eligible purchasers who have submitted to the Fund’s AML/KYC procedures, have established a Fund account with the Transfer Agent, and have been whitelisted by the Transfer Agent. In addition, in order to engage in peer-to-peer transactions, a current shareholder must know the Ethereum wallet address and/or identity of an approved potential counterparty; neither the Fund nor its Transfer Agent will publish such information. There may be relatively few investors to whom ArCoins can be transferred in peer-to-peer transactions or SM Subscribers that are whitelisted with the Fund and, as a result, there may be limited liquidity in ArCoins. As a result, shareholders may not be able to sell their ArCoins on a timely basis or at all.

Risks Relating to the Fund’s Tax Status. To remain eligible for the tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source of income, asset diversification, and annual distribution requirements. If the Fund were to fail to qualify as a RIC, all of its taxable income regardless of whether timely distributed to shareholders will be subject to fund-level tax at the applicable corporate income tax rate and all of its distributions from earnings and profits (including from net long-term capital gains) will be taxable to shareholders as ordinary income. In any such event, the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Fund and its shareholders.

Reliance on the Transfer Agent. Ownership of ArCoins is recorded in the Fund’s books and records maintained on a book-entry basis by the Transfer Agent. The Fund’s agreement with the Transfer Agent can be terminated by either party by giving prior written notice. If the Transfer Agent chooses to exercise its termination rights or otherwise ceases to operate as a transfer agent, the Fund would seek to engage a successor transfer agent. In the absence of finding such a successor, an affiliate of the Adviser would likely assume the role of transfer agent. While Arca believes its affiliate could successfully assume the role of transfer agent, no assurance can be given that it would be able to do so and if such affiliate is unable to do so, the ability to transfer ArCoins would be adversely affected and it could be difficult or impossible for the Fund to pay dividends, execute its Repurchase Offer Policy or provide voting rights to the correct holders of record of the Fund’s shares.

Investment-Related Risks

U.S. Treasury Obligations Risk. Treasury Securities may differ from other securities in their interest rates, maturities, times of issuance and other characteristics and may provide relatively lower returns than those of other securities. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s Treasury Securities to decline.

Interest Rate Risk. Interest rate risk is the risk that securities held by the Fund will decline in value because of changes in interest rates. When interest rates decline, the value of portfolio securities already held by the Fund can be expected to rise. Conversely, when interest rates rise, the value of existing portfolio securities can be expected to decline. A fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration.

Liquidity Risk. Liquidity risk is the risk that low trading volume, lack of a market maker, large position size, or legal restrictions (including daily price fluctuation limits or “circuit breakers”) limits or prevents the Fund from selling particular portfolio holdings at desirable prices. At times, a major portion of a security held by the Fund may be held by relatively few institutional purchasers. Even if the Fund considers such securities liquid because of the availability of an institutional market, such securities may become difficult to value or sell in adverse market or economic conditions.

Portfolio Management Risk. Portfolio management risk is the risk that the investment techniques and risk analyses applied by the Adviser will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to the Adviser in connection with managing the Fund. There is no guarantee that the investment objective of the Fund will be achieved.

Market Risk. An investment in ArCoins is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in ArCoins represents an indirect investment in the securities owned by the Fund. The value of ArCoins, like other market investments, may move up or down, sometimes rapidly and unpredictably. In addition, if you are able to sell your ArCoins through a peer-to-peer transaction or on SM ATS, that transaction may not occur at NAV since such transactions occur at individually negotiated prices or at a market price on SM ATS. Because ArCoins trade only on SM ATS, which is limited to SM Subscribers, there will be no public disclosure of bid or ask prices for the shares, although the Fund will publish its NAV on its website daily in order to facilitate price discovery. The value of your ArCoins at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Valuation Risk. If a security held by the Fund does not have a market value, the security will be “fair valued” by the Adviser as the valuation designee in good faith under procedures adopted by the Board. Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, fair value pricing may not reflect actual market value, and it is possible that the fair value determined for a security will be materially different from the value that actually could be or is realized upon the sale of that asset. Since the Fund’s portfolio will consist primarily of Treasury Securities, the likelihood that the Fund will own securities subject to fair valuation is remote.

U.S. Federal Income Tax Matters

The Fund has elected to be taxed as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not have to pay fund-level U.S. federal income taxes on any ordinary income or capital gains that it distributes to its shareholders from its taxable earnings and profits. Even if the Fund qualifies as a RIC, it generally will be subject to U.S. federal corporate income tax on its undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes. To maintain RIC tax treatment, the Fund must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of its ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. See “U.S. Federal Income Tax Matters.”

FEES AND FUND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in the Fund will bear directly or indirectly.

Shareholder Transaction Expenses
Maximum Sales Load (as a percent of offering price)	0.00%
Dividend Reinvestment Plan Fees	None
Annual Expenses (as a percentage of net assets attributable to common shares)
Management Fees	0.05%
Other Expenses	114.04%
Acquired Fund Fees and Expenses[1]	0.02%
Total Annual Fund Operating Expenses	114.11%
Fees Waived[2]	(113.34)%
Total Annual Fund Operating Expenses After Fee Waiver	0.77%

1	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These indirect costs may include performance fees paid to the Acquired Fund’s advisor or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights, when issued, because the financial statements, when issued, include only the direct operating expenses incurred by the Fund.

2	Pursuant to the terms of the Expense Limitation Agreement, the Adviser will reimburse the Fund’s operating expenses, to the extent that the Fund’s total annualized fund operating expenses, inclusive of any fees paid pursuant to the Blockchain Administration Agreement and the Fund Services Agreement, but excluding (i) any transaction fees payable by the Fund to Ethereum, taxes, interest expenses, brokerage commissions, acquired fund fees and expenses (if any), expenses incurred in connection with any merger or reorganization and extraordinary expenses and (ii) any distribution fees, exceed 0.75% of the Fund’s average daily net assets (the “Expense Cap”) until April 30, 2026. The Adviser may recoup such reimbursed expenses within three years from the date on which the applicable expense payment was made by the Adviser, if such recoupment does not cause the Fund’s total annual operating expenses (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) to exceed the Expense Cap during any calendar quarter. For the avoidance of doubt, such Recoupment will not cause Fund expenses to exceed the Expense Cap either (i) at the time of the waiver or (ii) at the time of recoupment. The Expense Limitation Agreement will remain in effect until April 30, 2026 and is terminable by the Fund’s Board in accordance with its terms. The Adviser does not have the ability to terminate the Expense Limitation Agreement prior to April 30, 2026. See “Fund Expenses”.

The Fees and Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees and other expenses is available in “Management of the Fund” starting on page 28 of this prospectus.

EXAMPLE

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The example reflects total annual expenses, after the effect of the Expense Limitation Agreement, for the one-year period and the first year of the three-, five-, and ten-year periods:

Example	1 Year	3 Years		5 Years		10 Years
Shares	$8	$499	*	$503	*	$503	*

*	The Fund’s current contractual Expense Limitation Agreement is in effect until April 30, 2026. As a result, estimated expenses for after the first year of the 3, 5, and 10 year periods are calculated using the Fund’s current Total Annual Fund Operating Expense ratio of 114.09%.

The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

The purpose of the above table is to help a shareholder understand the fees and expenses that such holder would bear directly or indirectly. There can be no assurance that the Expense Limitation Agreement will be renewed. In the event the Expense Limitation Agreement is terminated by the Board, investors will likely bear higher expenses.

FINANCIAL HIGHLIGHTS

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout each Year/Period

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021		Period* Ended December 31, 2020
Net asset value, beginning of year/period	$1.00	$1.01	$1.00	$1.00		$1.00

Activity from investment operations:
Net investment income/(loss) (1)	0.05	0.05	0.01	(0.00	) (2)	(0.00	) (2)
Net realized and unrealized gain/(loss) on investments (2)	(0.00)	0.00	(0.00)	(0.00)		0.00
Total from investment operations	0.05	0.05	0.01	(0.00)		0.00

Less distributions from:
Net investment income	(0.05)	(0.06)	—	—		—
Total distributions	(0.05)	(0.06)	—	—		—

Net asset value, end of year/period	$1.00	$1.00	$1.01	$1.00		$1.00

Total return (3)	5.03%	5.26%	1.00%	0.00%		0.00	% (9)

Net assets, end of year/period (000’s)	$426	$390	$371	$116		$123

Ratio of gross expenses to average net assets (4,7)	114.09%	134.28%	146.10%	717.53%		1404.93	% (5)
Ratio of net expenses to average net assets (4,8)	0.75%	0.75%	0.75%	0.19	% (10)	0.75	% (5)
Ratio of net investment income/(loss) to average net assets (4)	4.91%	5.24%	0.92%	(0.13)%		(0.64	)% (5)
Portfolio Turnover Rate	0%	0%	0%	0%		0	% (6)

*	The Arca U.S. Treasury Fund commenced operations on July 6, 2020.

(1)	Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the year/period.

(2)	Less than $0.005.

(3)	Total returns are historical and assume changes in share price and reinvestment of dividends and distributions. Total returns for periods of less than one year are not annualized. Total returns would be lower absent fee waivers and expense reimbursements by the Advisor.

(4)	Does not include the expenses of other investment companies in which the Fund invests, if any.

(5)	Annualized.

(6)	Not Annualized.

(7)	Represents the ratio of expenses to average net assets absent of fee waivers and/or expense reimbursements by the Adviser.

(8)	Represents the ratio of expenses to average net assets inclusive of fee waivers and/or expense reimbursements by the Adviser.

(9)	Represents total return based on net asset values per share from commencement of investment operations on July 6, 2020 through December 31, 2020.

(10)	Includes voluntary waiver from the Adviser. Without this additional voluntary waiver, the net expense ratio would have been 0.75% for the year ended December 31, 2021.

THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company registered under the 1940 Act that operates as an interval fund. The Fund was organized as a Delaware statutory trust on November 2, 2018, pursuant to a Declaration of Trust, which is governed by the laws of the State of Delaware. The Fund has a limited operating history. The Fund’s principal office is located 4551 Glencoe Avenue, Marina Del Rey, CA 90292 and its telephone number is 1-888-526-1997.

ABOUT THE DIGITAL SECURITIES

ArCoins are issued as digital asset securities, meaning they are uncertificated securities with a digital copy of the Fund’s shareholder register viewable on the Ethereum blockchain.

Record ownership of ArCoin is maintained by the Transfer Agent, which is regulated by the SEC. The Transfer Agent’s records constitute the official shareholder records of the Fund and govern the record ownership of ArCoins in all circumstances. To enhance the shareholder experience, however, the Fund has arranged for the Transfer Agent to maintain a digital copy of the share register viewable on the Ethereum blockchain. The digital copy of the Fund’s shareholder records on the Ethereum blockchain is pseudonymized. That is, it does not identify shareholders of record by name. Rather, each shareholder that holds ArCoin is identified by a unique digital wallet address. The copy of the Fund’s records on the Ethereum blockchain does not govern ownership of ArCoin. The Fund’s conventional books and records maintained by the Transfer Agent are the only controlling record of share ownership for corporate and securities law purposes.

ArCoin are conventional uncertificated securities, with book-entry records maintained by the Transfer Agent. Blockchain technology does not play a controlling role in the sale, issuance, transfer or custody of ArCoin. The use of “digital” in connection with describing ArCoin is intended to differentiate these securities from uncertificated securities that do not have the digital enhancements necessary to allow for a copy of the Fund’s records to be viewable on the blockchain. The benefits of such digital enhancements include, but are not limited to: (i) allowing investors to initiate peer-to-peer transactions on the Ethereum blockchain; (ii) allowing shareholders to take advantage of blockchain technology to reduce settlement times for peer-to-peer transactions; (iii) enabling the Fund, the Transfer Agent and the Fund’s shareholders to track transactions published on the Ethereum blockchain; and (iv) reducing costs for the Fund and ultimately for investors, as compared to traditional intermediated transactions or transactions occurring on an exchange.

The digital “courtesy copy” of the Fund’s shareholder register is authenticated and recorded as ERC-20 compatible tokens on Ethereum, an open source, public, blockchain-based distributed computing platform and operating system featuring smart contract functionality. The ERC-20 standard allows Fund shareholders to operate with the entire Ethereum ecosystem, while enabling the Fund to enforce transfer restrictions within the ArCoin smart-contract. This enables the Fund to control, among other things, the conditions under which ArCoins may be transferred, to whom they may be transferred and the number of ArCoins that may be transferred (for instance, in a monthly repurchase offer, as described below); provided that, in all cases, transfers must be recorded by the Transfer Agent in the Fund’s shareholder register for the transfer to be effective. Pursuant to the Blockchain Administration Agreement, Arca Labs engaged the Developer to help develop the ArCoin smart contracts.

Transactions recorded on Ethereum are verified and authenticated by nodes that receive, propagate, verify, and record transactions. The process of authenticating a transaction before it is recorded ensures that only valid and authorized transactions are recorded on the blockchain. After a transaction is recorded, it becomes part of the blockchain and cannot be changed, except that the Transfer Agent can record transactions in ArCoins on the Ethereum blockchain in order to correct erroneous transactions and sync the digital courtesy copy with the Fund’s official books and records maintained by the Transfer Agent.

Although peer-to-peer transactions are viewable on Ethereum, record ownership of the Fund’s shares is reflected on the records of the Transfer Agent. The shareholder records maintained by the Transfer Agent constitute the official shareholder records of the Fund and govern the record ownership of ArCoins in all circumstances. Users of Ethereum must pay transaction fees (otherwise known as “gas”) in the form of “ETH,” the fundamental token for the operation of Ethereum, to the Ethereum network in order to validate a transaction record. Gas is collected by the nodes that validate the network and is intended to protect the Ethereum blockchain from frivolous or malicious computational tasks. When the Fund makes a distribution of a shareholder’s interest or pays a dividend, the gas needed to update the digital courtesy copy will be the responsibility of the Fund. Under the arrangement with the Developer, such transaction fees will be paid by the Developer and reimbursed by the Fund in U.S. dollars. If an investor tenders shares for redemption, any gas costs required by the Ethereum network to update the digital courtesy copy will either be paid directly by the investor or the Transfer Agent may add the U.S. dollar equivalent of the ETH required to pay the gas to the transaction amount or withhold the U.S. dollar equivalent of the ETH required to pay the gas from the tender proceeds. An investor who initiates a peer-to-peer transaction with another whitelisted account will need to hold sufficient ETH to pay the gas required to use the Ethereum blockchain or such transaction may not be processed. See “Risks of Digital Securities.”

The range of gas payable for any given transaction is determined by the Ethereum network. As of March 31, 2025, the average transaction fee to transfer ArCoin on Ethereum was approximately $9.67 per transaction, based on transactions over the preceding ninety days, but such fees have historically ranged from $5.32 to $26.45 per recorded transaction. Gas may vary from time to time, depending upon, among other things, the complexity or size of a transaction, congestion on the Ethereum network, and a user’s desired rate of processing the transaction record. Transaction prices decreased in 2025 due to a reduction in the price of ETH. On March 31, 2024, the price of 1 ETH was $3,647.86, while on March 31, 2025, the price of 1 ETH was $3,507.66. On an average day, it takes anywhere between 15 seconds and 5 minutes to process a transaction if an investor pays the standard gas price. A shareholder who elects to have a transaction processed faster should expect to pay a higher gas cost. See “Risks of Digital Securities.”

Like securities issued by any other closed-end fund, ArCoins represent an uncertificated ownership interest in the Fund’s underlying assets. Record ownership of ArCoins is maintained in book-entry form by the Transfer Agent. In addition, the Transfer Agent maintains a digital courtesy copy of the Fund’s shareholders records that is viewable on the Ethereum blockchain.

Transfers of the Fund’s digital securities may be initiated via a shareholder’s electronic “wallet.” Wallets are software applications developed by third parties, which store a shareholder’s public and private keys. The Fund does not currently have a proprietary wallet for use with ArCoins. Rather, third-party developed wallets compatible with ArCoins may be available as a web-based application, mobile application, desktop application, web browser plugin, or on a hardware-based device. Wallets that are established on the Ethereum blockchain and that are whitelisted with the Transfer Agent may transfer Fund’s shares to other wallets that are similarly established and eligible to hold the Fund’s shares. Transactions in ArCoins will be recorded on the Ethereum blockchain at the time a transaction is validated, and all transactions will be reconciled to the Fund’s shareholder records maintained by the Transfer Agent on at least a daily basis. Transactions are not final and ownership of ArCoins is not transferred unless and until the transaction has been recorded by the Transfer Agent in the Fund’s official shareholder records.

In order to purchase shares directly from the Fund or to receive transferred shares from another investor, a potential investor must first establish a Fund account with the Transfer Agent and provide or confirm a wallet address and ensure that it is whitelisted with the Transfer Agent (see “Anti-Money Laundering/Know Your Customer”). The Transfer Agent maintains the official record of the Fund’s shareholders.

The blockchain record, which can be used to prove the validity of the transactions, is generally available to the public and stores the complete transaction history from the date of issuance of the Fund’s shares. Only a public-key-derived wallet address is visible on the blockchain. A shareholder’s personal identifying information (i.e., the shareholder’s “private key”) is not visible to the public so long as the shareholder protects the private key from others.

Holders of ArCoins may use wallets to initiate peer-to-peer transactions in ArCoins without the use of a central clearing agency. Public records of all transactions effected in the Fund’s shares are recorded on the blockchain but no transaction in the Fund’s shares can be effected without access to a private key. A shareholder’s wallet has a unique public-key derived wallet address that interfaces with the blockchain, but a private key is necessary to associate the public key representing a given share or shares with the record owner of those shares. Individual investors are required to maintain their own private keys. The Transfer Agent will not hold a shareholder’s private key. However, the Transfer Agent holds a separate private key that enables it to act as the administrator on the ArCoin smart contract, giving the Transfer Agent the ability to freeze, revoke and reassign ArCoins as necessary to ensure the digital courtesy copy of the Fund’s shareholder records on the Ethereum blockchain remains in sync with the official shareholder records maintained by the Transfer Agent. The personal identifying information for a shareholder that is associated with the Ethereum account controlled by such shareholder is maintained by the Transfer Agent in a separate database that is not available to the public.

Unlike certain cryptocurrencies such as bitcoin, which are not able to be recovered if a holder’s private key is lost or stolen, if a Fund shareholder’s private key is lost or stolen, the shareholder should promptly contact the Fund’s Transfer Agent in writing by email at investorsupport@securitize.io. Upon receipt of notification from a shareholder, the Fund’s Transfer Agent will contact the shareholder regarding further steps for resolution and the Transfer Agent will take appropriate action such as investigating the issue and, if appropriate, freezing the ArCoins in the shareholder’s wallet, verifying the shareholder’s legitimate ownership of ArCoins or verifying the occurrence of the loss alleged in the shareholder’s report. The Transfer Agent may isolate the particular ArCoins, revoke such ArCoins, re-authenticate a new wallet per the Fund’s whitelisting procedures, and reassign/reallocate the applicable ArCoins to the shareholder’s new wallet. To the extent any ArCoins are revoked, ArCoins will be taken out of circulation through a token burn. The Transfer Agent may use the Ethereum blockchain as a source of information in the case of a disputed transaction, including in the case of alleged fraud or theft. In such case, investors may engage with the Transfer Agent to resolve the dispute and to update both the Transfer Agent’s records and the blockchain to reflect any changes resulting from the dispute resolution process. Although the blockchain record cannot be changed, the Transfer Agent will hold a separate private key that enables it to act as the administrator on the ArCoin smart contract, giving the Transfer Agent the ability to freeze, revoke and reassign ArCoins if a transaction is made in error or if a private key has been lost or stolen, or if ArCoins are transferred erroneously or impermissibly. Any necessary adjustments made by the Transfer Agent will be separately recorded on the blockchain through subsequent transactions to ensure the digital courtesy copy is in sync with the Fund’s official shareholder records maintained by the Transfer Agent.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objective and policies (as stated below) and are expected to be invested within seven days of receipt. The Fund is not required to raise a minimum amount of proceeds from this offering. There can be no assurance that the Fund will be able to sell all the shares it is offering. If the Fund sells only a portion of the shares it is offering, the Fund may be unable to achieve its investment objective.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

Investment Objective. The Fund’s investment objective is to seek maximum total return consistent with preservation of capital. There can be no assurance that the Fund will achieve this objective. See “Investment Strategy” and “Risk Factors” below. Total return sought by the Fund consists of income earned on the Fund’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for the U.S. government.

The Fund’s investment objective is non-fundamental and may be changed by the Board without shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change in this investment objective.

Investment Strategy. The Fund will invest, under normal circumstances, at least 80% of its assets in a portfolio of Treasury Securities. Assets not invested in Treasury Securities may be held in cash or cash equivalents. For these purposes, “cash equivalents” include high quality, highly liquid investments that typically have maturities of less than 90 days including, but not limited to, bankers’ acceptances, certificates of deposit, commercial paper, short term government bonds, treasury bills and registered money market funds that operate in accordance with Rule 2a-7 under the 1940 Act. The money market funds held by the Fund will be government money market funds that invest 99.5% or more of their total assets in cash, government securities and/or repurchase agreements that are collateralized fully by government securities. The Fund will not invest directly or indirectly in digital securities or digital assets.

Under normal circumstances, the Fund will have a maximum average portfolio duration of zero to eight years and a dollar-weighted average portfolio maturity of between zero and five years. Duration measures the percentage change in the price of a bond or a bond portfolio with respect to a change in yield. In other words, duration represents how sensitive a bond or a bond portfolio will be to changes in interest rates. Generally, a portfolio consisting of bonds with long maturities and low coupon rates will have a longer duration and will be more sensitive to a change in interest rates than a fund with a shorter average portfolio duration. As an example, if the Fund holds a single bond with a 5% annual coupon that matures in 10 years, it would have a longer duration and would be expected to fall more in price as interest rates rise than if the Fund held a single bond with a 5% coupon that matures in six months. This is because the bond with the six-month maturity will return investors’ principal more quickly than will the longer term bond, and the returned principle can be reinvested (at a higher interest rate) earlier. It therefore carries less long-term risk.

Dividends paid by the Fund will only be eligible for the reduced U.S. federal income tax rate on qualified dividends to the extent the underlying dividends earned by the Fund are qualified dividends (generally, from a domestic corporation or qualified foreign corporation). Dividends that are not qualified are considered ordinary dividends and are subject to the U.S. federal income tax rates on ordinary income. There is no assurance of what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s Distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

Market Opportunity

Attributes of ArCoins. It is anticipated that the NAV of ArCoins will be relatively stable because, under normal circumstances, the Fund invests at least 80% of its assets in Treasury Securities. Although holders of ArCoins could experience greater NAV volatility than holders of digital instruments that are exchangeable on a 1:1 basis into an underlying single asset (for example, the U.S. dollar, another fiat currency, or gold), such volatility will be relatively limited.

Notwithstanding the relative lack of price volatility, the Fund anticipates that there will initially be limited to no liquidity in the ArCoins due to a relatively low or no transactional volume in peer-to-peer transactions or on the SM ATS on which to base the value of the ArCoin. Investors should therefore initially expect greater price volatility in the secondary market than would be the case if ArCoins had greater liquidity.

Fund management believes that ArCoins are the first digital securities offered with a managed portfolio of Treasury Securities as a reference asset and the first offered through a registered investment company structure. ArCoins may be attractive investments for participants in the developing digital ecosystem because the Fund is subject to the regulatory protection provided by the federal securities laws, including oversight by a board of trustees with a majority of members who are not affiliated with the Fund or Arca. As a regulated product, the Fund is subject to public disclosure and reporting requirements under the federal securities laws, and therefore, will have a relatively high level of transparency. In addition, the Fund’s focus on investments in Treasury Securities, and the monthly opportunity to redeem a limited number of Fund shares for fiat currency, should be attractive to participants in the digital ecosystem.

There is no guarantee that the Fund or ArCoins will be able to maintain a relatively stable NAV, or that ArCoins will be accepted by participants in the digital ecosystem.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks. The risks set out below are not the only risks the Fund faces, but they are the principal risks associated with an investment in the Fund, as well as generally associated with an investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s. Additional risks and uncertainties not currently known to the Fund or that are currently immaterial may also materially adversely affect the Fund’s business, financial condition and/or operating results. If any of the following events occur, the Fund’s business, financial condition and results of operations could be materially adversely affected.

Risks of Digital Securities

Regulatory Risk. A courtesy copy of the Fund’s shareholder records is viewable on the Ethereum blockchain and peer-to-peer transfers may be initiated by shareholders on the blockchain and trades may occur on the SM ATS. The entities that support the ability of shareholders to engage in such transactions, including the Transfer Agent, the SM ATS and the Ethereum network, are not licensed under the virtual currency or money transmission regulations of any state in the United States or registered with FinCEN. If any regulatory authority were to assert that additional licensing or registration was required for any such party, it could affect their operations or viability, and could adversely affect the ability of shareholders to engage in peer-to-peer transfers of the Fund’s shares. This in turn would have a material adverse effect on the liquidity of ArCoins and their holders’ ability to transfer ArCoins.

Digital Asset and Blockchain Regulatory Risk. Regulation of digital assets, blockchain technologies and digital asset platforms is currently developing and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries are currently considering, or may in the future consider, laws, regulations, guidance, or other actions related to digital assets and blockchain technology, which could directly or indirectly impact the Fund, and thus the Fund’s shareholders. Failure by the Fund or any Fund service provider to comply with any such laws, rules or regulations, many of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences to the Fund (and thus to the Fund’s shareholders), including civil penalties and fines.

New or changing laws and regulations or interpretations of existing laws and regulations may adversely impact the Fund’s ability to issue and redeem shares or otherwise make distributions on shares, the liquidity of shares, and the structure, rights and transferability of the shares. Therefore, there can be no assurance that any new or continuing regulatory scrutiny or initiatives will not have an adverse impact on the shares or impede the Fund’s current or future activities.

In addition, because of the differences between the way the shares are issued as compared to shares in a traditional registered investment company, there is a risk that issues that might easily be resolved by existing law if traditional methods were involved may not be easily resolved for the shares. The occurrence of any related issue or dispute could have a material adverse effect on the Fund’s current or future business or the shares.

Blockchain networks currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union and China. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the networks and their users, developers and service providers that fall within such jurisdictions’ regulatory scope. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the Fund and its service providers. The effect of any future regulatory change is impossible to predict, but such change could be substantial and adverse to the shareholders, the Fund and the Fund’s service providers.

Liquidity Risk. The Fund’s shares are digital securities, meaning they are uncertificated securities that can be transferred in peer-to-peer transactions using blockchain technology (see “About the Digital Securities” and “Plan of Distribution – Peer-to-Peer Transactions”). The shares are not listed for trading on a national securities exchange or through a national market system (“NMS”), but are tradeable on the SM ATS (see “Acquiring and Trading ArCoin through Securitize Markets ATS”).

Although the shares may be transferred in peer-to-peer transactions or traded on the SM ATS, the availability of counterparties to such transactions is limited to other shareholders or other eligible purchasers who have submitted to the Fund’s AML/KYC procedures (see “Anti-Money Laundering/Know Your Customer”), have established a Fund account with the Transfer Agent and have been whitelisted by the Transfer Agent. Peer-to-peer transactions and trades on the SM ATS are not required to occur at NAV. Transactions are individually negotiated transactions within the peer-to-peer market, and will occur at individually negotiated prices which may be at NAV, more than NAV, or less than NAV. Trades on the SM ATS will occur at matched bid and ask prices, i.e., market price. In addition, a current shareholder must know the Ethereum wallet address and/or identity of an approved potential counter party in order to engage in peer-to-peer transactions; neither the Fund nor its Transfer Agent will publish such information. There may be relatively few investors or SM Subscribers to whom ArCoins can be transferred, and thus there may be limited to no liquidity in ArCoins. As a result, shareholders may not be able to sell their shares on a timely basis or at all.

Public data related to ownership of ArCoins and transaction history involving the ArCoins is viewable on the Ethereum blockchain. Ownership of a wallet and the transfer of shares held in a wallet is validated through the use of cryptography, in other words, by computers using algorithms to solve complex mathematical equations that prove a shareholder controls a wallet containing ArCoins and wants a transaction to be sent. Authentication ensures that only the owner of the shares can transfer the shares in an account. Use of this blockchain technology in the closed-end fund market is untested, and there may be a limited number of eligible investors available to participate in such transactions.

Although peer-to-peer transactions are viewable on Ethereum, record ownership of the Fund’s shares is reflected on the records of the Transfer Agent. The Transfer Agent’s records constitute the official shareholder records of the Fund and govern the record ownership of ArCoins in all circumstances.

Because there may be a limited number of eligible investors or SM Subscribers available to participate in transactions in ArCoin, ArCoins will be less liquid than many other securities, such as a direct investment in U.S. Government securities or common stocks. There are risks associated with investments in securities that are less liquid, including the inability to sell your shares in the amount desired, or on a timely basis, or at all. Although the Fund will provide limited liquidity through its Repurchase Offer Policy, there is no guarantee that shareholders will be able to sell all of the shares they desire in a monthly repurchase offer (see “Monthly Repurchase Offers”).

Emerging Technology Risk. The shares are transferable in peer-to-peer transactions using blockchain technology. The use of such technology is subject to all the usual risks associated with the fact that the technology is relatively new in the securities markets as well as risks specifically related to the use of blockchain technology, including:

●	a rapidly-evolving regulatory landscape, which might include security, privacy, or other regulatory concerns that could require changes to digital systems that disrupt transactions in ArCoins;

●	the possibility of undiscovered technical flaws in an underlying technology, including in the process by which transactions are recorded to the Ethereum blockchain or by which the validity of a copy of such blockchain can be authenticated;

●	the possibility that security measures that authenticate prior transactions could be compromised, or “hacked,” which could allow an attacker to alter the blockchain and thereby disrupt the ability to corroborate definitive transactions recorded on the blockchain;

●	the possibility that new technologies or services inhibit access to the Ethereum blockchain;

●	the possibility that changes to policies of the Ethereum blockchain limit the ability to withdraw and deposit fiat currency with the Fund;

●	the possibility that other participants in the Ethereum blockchain could collude to manipulate the share price or limit liquidity in ArCoins which could restrict your ability to divest your holdings in the Fund;

●	the possibility of breakdowns and transaction halts as a result of undiscovered technology flaws that could prevent transactions for a period of time; and

●	the possibility that a digital “wallet” application or interface is hacked by a third party, resulting in a loss of the holder’s shares; and

●	the possibility that an investor’s private key is lost or stolen and the Fund is unable to verify the loss or theft could result in irreversible client losses.

Please see “About the Digital Securities” for procedures if a private key is lost or stolen.

Operational and Technology Risk. A courtesy copy of the Fund’s shareholder record is viewable by the public on Ethereum, which is an open source, public distributed ledger. The complete history of transactions occurring on the Ethereum blockchain from the initial issuance of ArCoins is viewable on the Ethereum blockchain. As a result, robust and transparent transaction data, but not shareholder identity, is publicly available via the published blockchain. The transaction data is secured and only the public-key-derived wallet address (and not a shareholder’s personal identifying information) is exposed to the public on the blockchain. The personal identity information necessary to associate a public key representing specific ArCoins with the owner of those ArCoins is maintained by the Transfer Agent and is not available to the public. If there are security breaches with respect to the Transfer Agent’s data resulting in theft of the information necessary to link personal identity with the public keys, the stolen information could be used to determine the affected shareholder’s complete transaction history in ArCoins. Moreover, concerns over these privacy issues may limit adoption of blockchain technology by a range of potential investors, reducing liquidity of ArCoins.

A private key is necessary to affect the sale of ArCoins and, as such, is meant to be kept private by or on behalf of a shareholder. The general public, however, is not yet accustomed to using secure cryptographic methods and managing private keys.

If, for any reason, the smart contract technology used to authenticate transactions in ArCoins were to become unavailable and suitable alternative technology were not available to be implemented, investors in ArCoins would not have a means of proving the validity of the publicly-available record of the blockchain. As a result, the accuracy of publicly-available transaction information could be called into question and investors could elect to no longer transact in ArCoins. As there will not be an option to purchase ArCoins in a non-digital format, in the event that investors are no longer able to transact in digital securities on a peer-to-peer basis, investors only source of liquidity would be monthly redemption offers made by the Fund, and the Board would consider whether such an environment would warrant discontinuing operating the Fund.

The Fund, its service providers, and other market participants are increasingly dependent on complex information technology and communications systems to conduct business functions. These systems are subject to a number of different threats or risks that could adversely affect the Fund and its shareholders, despite the efforts of the Fund and its service providers to adopt technologies, processes, and practices intended to mitigate these risks. For example, a cyberattack may occur where unauthorized third parties attempt to improperly access, modify, disrupt the operations of, or prevent access to these systems of the Fund, the Fund’s service providers, counterparties or other market participants or data within them. Power or communications outages, acts of god, information technology equipment malfunctions, operational errors, and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data. Market events also may trigger a volume of transactions that overloads current information technology and communication systems and processes, impacting the ability to conduct Fund operations.

Cyberattacks, disruptions, or failures that affect the Fund’s service providers or counterparties may result in the Transfer Agent or the Developer losing the ability to control the compliance and transfer restrictions programmed into the Fund’s smart contracts which could increase the possibility of loss or theft of investors’ shares in the Fund and adversely affect the Fund and its shareholders, including by causing losses for the Fund or impairing Fund operations. For example, the Fund’s or its service providers’ assets or sensitive or confidential information may be misappropriated, data may be corrupted, and operations may be disrupted (e.g., cyberattacks or operational failures may cause the release of private shareholder information or confidential Fund information, interfere with the processing of shareholder transactions, impact the ability to calculate the Fund’s NAV, and impede transfers). In addition, cyberattacks, disruptions, or failures may cause reputational damage and subject the Fund or its service providers to regulatory fines, litigation costs, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs.

While the Fund and its service providers may establish business continuity and other plans and processes to address the possibility of cyberattacks, disruptions, or failures, there are inherent limitations in such plans and systems, including that they do not apply to third parties, such as other market participants, as well as the possibility that certain risks have not been identified or that unknown threats may emerge in the future.

Similar types of operational and technology risks are also present for issuers of the Fund’s investments, which could have material adverse consequences for such issuers, and may cause the Fund’s investments to lose value. In addition, cyberattacks involving a Fund counterparty could affect such counterparty’s ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. Furthermore, as a result of cyberattacks, disruptions, or failures, an exchange or market may close or issue trading halts on specific securities or the entire market, which may result in the Funds being, among other things, unable to buy or sell certain securities or financial instruments or unable to accurately price its investments. The Fund cannot directly control any cybersecurity plans and systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests, or securities markets and exchanges.

The Fees and Risks Related to Use of the Ethereum Blockchain. As noted above, an investor who initiates a transaction on the Ethereum network must pay “gas” (i.e., transaction fees) in the form of ETH to the Ethereum network in order to validate a transaction. The amount of ETH required to pay the gas will vary from time to time dependent upon, among other things, the complexity or size of a particular transaction, congestion on the Ethereum network, and the amount of ETH a user has indicated it is willing to pay to complete a particular transaction record. Congestion on the Ethereum network may be due to increased transactions involving smart contracts that are unrelated to ArCoins, and the Fund cannot control such congestion. The time for a transaction to complete depends on how much gas is paid and how congested the Ethereum network is. On an average day, it can take between 15 seconds to 5 minutes to process a transaction with standard fees. Given current network demand, it is estimated that a standard transaction may be processed within 5 minutes. A shareholder who wishes to have a transaction processed faster should be aware that they may incur a higher transaction fee.

There is no limit on the gas price a transaction may need to complete in a timely manner. Rather, the investor is able to set a maximum gas price ceiling it is willing to pay to complete a transaction record. Within the Ethereum network, higher gas priced transactions are prioritized over lower gas priced transactions. When an investor desires to engage in a peer-to-peer transaction, the investor that originates the transaction is required to pay the gas. If an investor is unwilling or unable to pay for gas at a high enough rate, the transaction may not be completed in a timely manner. Additionally, an error in the smart contract creating ArCoins could result in unintended or uncontrolled gas usage which, if not limited by an investor through its wallet interface, may deplete the amount of ether held by the investor. If an investor does not maintain adequate ETH in their wallet, the Transfer Agent may withhold the U.S. dollar equivalent of transaction fees from the proceeds of a transaction or reduce the amount of an investment in the Fund by the U.S. dollar equivalent of the gas.

The Fund does not control the Ethereum network, and there is no guarantee that the Ethereum network will continue to operate under its current terms in the future. If the Ethereum network moves to a different mechanism for validating transactions in the future, it could negatively impact the amount or character of the fees due on transactions in ArCoins.

The record of ownership of each digital wallet will be available to the general public and it may be possible for members of the public to determine the identity of the record holders of wallets. Although the record of ownership included in the Ethereum blockchain is a non-controlling “courtesy copy” of the records maintained by the Transfer Agent, it will be made publicly available. The publicly available information will include the digital wallet address of each holder of record transacting in ArCoins and the entire history of each digital wallet, but it will not include any personal identifiable information. As a result, it may be possible for members of the public to determine the identity of the record holders of certain wallets based on the publicly available information in the blockchain copy, as well as other publicly available information, including, but not limited to, any ownership reports required to be filed with the SEC regarding the shares. To the extent that the Transfer Agents records and the duplicative records on the blockchain get out of synchronization, there could be a delay while the Transfer Agent corrects any such errors, and such errors may cause investors confusion with respect to their record holdings of ArCoin. This could adversely affect the liquidity of ArCoins.

Ethereum Blockchain Technology Risks

Prior to September 2022, Ethereum used a consensus protocol called proof-of-work, similar to bitcoin. This allowed the nodes of the Ethereum network to agree on the state of all information recorded on the Ethereum blockchain and prevented certain kinds of economic attacks. In September 2022, the Ethereum blockchain moved to a proof-of-stake (“PoS”) consensus mechanism. A risk of PoS is centralization of staking power in a relatively small number of validators which could occur, for example, as a result of validators ceasing operations or if staked ether is otherwise concentrated in a small number of validators. As a result, it may adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) or otherwise be possible for a bad actor to manipulate a blockchain and hinder transactions. Any reduction in confidence in the confirmation process or processing power of the Ethereum blockchain may adversely affect an investment in the Fund.

Fork Risk

Blockchain software is generally open-source. Any user can download the software, modify it and then propose that the network adopt the modification. When a modification is introduced and a substantial majority of users consent to the modification, the change is implemented and the blockchain network remains uninterrupted. However, if less than a substantial majority of users consent to a proposed modification, and the blockchain consensus mechanism allows for the modification to nonetheless be implemented by some users and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the blockchain network (and the blockchain), with one version running the pre-modified software and the other running the modified software. The effect of a fork is the existence of two (or more) versions of the blockchain network running in parallel, but with each version’s native asset lacking interchangeability. Additionally, a fork could be introduced by an unintentional, unanticipated software flaw in the multiple versions of otherwise compatible software that users run. If a fork occurs, the original blockchain and the forked blockchain could potentially compete for users and other participants, leading to a loss of these for the original blockchain.

51% Attack Risk

If a majority of staked native cryptocurrency on a blockchain using a PoS consensus mechanism, such as Ethereum, is controlled by a bad actor, whether singularly or as a group (often referred to as a “51% attack”), it may be able to alter the blockchain on which the network and network transactions rely. This could occur, for example, if the bad actor were to construct fraudulent blocks or prevent certain transactions from being completed in a timely manner, or at all. It could also be possible for a malicious actor to control, exclude or modify the ordering of transactions, though it could not generate new network coins or transactions. Further, a bad actor could “double-spend” its own network native digital asset (i.e., spend the same network digital asset in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. If the network community did not reject the fraudulent blocks as malicious or to the extent that such bad actor did not yield its control, reversing any changes made to the blockchain network may be impossible. The possible crossing of this threshold indicates a greater risk that a single validator (or group of validators working together) could exert authority over the validation of network transactions. If the feasibility of a bad actor gaining control of the blockchain network increases, it may negatively affect the ability of the Fund’s shares to be held on the blockchain undergoing a 51% Attack. The 51% threshold is the level that would almost guarantee a malicious actor’s success. However, such attacks could in theory occur at thresholds lower than 51% of the staked cryptocurrency. In addition, a malicious actor may also obtain control over the blockchain network through its influence over core developers by gaining direct control over a core developer or an otherwise influential programmer. To the extent that a blockchain network’s ecosystem does not grow, the possibility that a malicious actor may be able to obtain control of the processing power or development control on the blockchain network in this manner will remain heightened.

Additional Risks of the Ethereum Blockchain’s Change to a Proof-of-Stake Consensus Mechanism

Ethereum previously used a consensus protocol called proof-of-work, similar to bitcoin. This allowed the nodes of the Ethereum network to agree on the state of all information recorded on the Ethereum blockchain and prevented certain kinds of economic attacks. One risk of the conversion of the Ethereum blockchain from a proof-of-work consensus protocol to PoS is centralization of staking power in a relatively small number of validators which could occur, for example, as a result of validators ceasing operations or if staked ether is otherwise concentrated in a small number of validators. As a result, it may adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) or otherwise be possible for a bad actor to manipulate a blockchain and hinder transactions. Any reduction in confidence in the confirmation process or processing power of the Ethereum blockchain may adversely affect an investment in the Fund. Another risk of the Ethereum blockchain moving to proof-of-stake is that segments of the mining community and other users were against this change, and it is possible that two Ethereum blockchains (among potentially others) will endure and compete going forward, which may slow or impede transactions. Such events would not have any impact on the official record of shares maintained by the Transfer Agent, although they could cause a decline in interest in the Fund among current and potential shareholders.

Structural Risks

Conflicts of Interest. The Adviser and/or its affiliates provide investment advice to other parties and manage other accounts and private investment vehicles, including accounts that have performance or other fees that are higher than the fees paid by the Fund to the Adviser. Additionally, the Fund’s officers serve or may serve as officers, directors or principals of other investment funds managed by the Adviser or its affiliates. Serving in multiple capacities and with respect to more than one entity or fund gives rise to conflicts of interest. Conflicts may also arise when the Fund’s investment objective overlaps, in part or in whole, with the investment objective of affiliated investment funds, accounts or other investment vehicles, including with respect to the allocation of investment opportunities among the Fund and other investment funds or accounts advised by the Adviser or its affiliates. The Adviser has adopted compliance policies, procedures and systems designed to protect against potential incentives that may favor one account over another, including policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest. These policies and procedures are designed to ensure that all client accounts are treated equitably over time.

Interval Fund Risk. The Fund is a closed-end fund operating as an interval fund. Among other things, interval funds differ from open-end management investment companies (commonly referred to as mutual funds) in that they do not generally redeem their shares at the option of the shareholder (other than pursuant to the Repurchase Offer Policy, as defined below, adopted by the Board). By comparison, mutual funds issue securities that are redeemable daily at net asset value at the option of the shareholder and typically engage in a continuous offering of their shares. Mutual fund shares do not trade in the secondary market. Mutual funds are subject to continuous asset in-flows and out-flows that can complicate portfolio management, whereas closed-end funds, including interval funds, generally can stay more fully invested in securities consistent with the fund’s investment objective and policies.

Risk of Fund Closure. Notwithstanding the continuous nature of this offering, the Fund may close to new investors at the discretion of the Adviser (subject to Board approval). If the Fund is closed to new investors, then only existing shareholders of the Fund will be eligible to purchase the Fund’s shares, to receive shares from another existing investor in a peer-to peer transfer or on the SM ATS, or to reinvest dividends in new shares of the Fund. The Fund may re-open to new investments and subsequently close again to new investors at any time at the discretion of the Adviser (subject to Board approval). Any such opening and closing of the Fund will be disclosed to potential new investors and existing shareholders through a supplement to this prospectus.

Liquidity Risk. The shares are not listed for trading on any national securities exchange or available for trading through an NMS. The shares are, however, currently available for secondary trading on the SM ATS. Although the shares may be transferred in peer-to-peer transactions or traded on the SM ATS, the availability of counterparties to such transactions is limited to other ArCoin holders or other eligible purchasers who have submitted to the Fund’s AML/KYC procedures (see “Anti-Money Laundering/Know Your Customer”), have established a Fund account with the Transfer Agent, and have been whitelisted by the Transfer Agent. In addition, in order to engage in a peer-to-peer transaction, a current shareholder must know the Ethereum wallet address and/or identity of an approved potential counterparty; neither the Fund nor its Transfer Agent will publish such information. There may be relatively few investors to whom ArCoins can be transferred in peer-to-peer transactions or SM Subscribers that are whitelisted with the Fund, and thus there may be limited to no liquidity in ArCoins. As a result, shareholders may not be able to sell their ArCoins on a timely basis or at all.

Risks Relating to the Fund’s Tax Status. To remain eligible for the tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source of income, asset diversification and annual distribution requirements. Very generally, in order to qualify as a RIC, the Fund must derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in stock or other securities. In some cases, if the Fund fails to meet these income requirements at the end of a taxable year, it will be able to cure such failure by paying a Fund-level tax to avoid the loss of its RIC status; such tax could be substantial. The Fund must also meet certain asset diversification requirements at the end of each quarter of each of its taxable years. Failure to meet these diversification requirements on the last day of a quarter will result in the Fund’s loss of RIC status, unless it is able to cure such failure, for instance, by disposing of certain investments, including at disadvantageous times and prices, and, in some cases, by paying a Fund-level tax.

In addition, in order to be eligible for the special tax treatment accorded RICs, the Fund must meet the annual distribution requirement, requiring it to distribute with respect to each taxable year at least 90% of the sum of its “investment company taxable income” (generally-its taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any) and its net tax-exempt income (if any), to its shareholders. If the Fund fails to meet the annual distribution requirement or either of the RIC qualification requirements in respect of a taxable year and is ineligible to or otherwise does not cure such failure for any such year, all of its taxable income regardless of whether timely distributed to shareholders will be subject to fund-level tax at the applicable corporate income tax rate and all of its distributions from earnings and profits (including from net long-term capital gains) will be taxable to shareholders as ordinary income. In any such event, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Fund and its shareholders. In addition, in some cases, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC.

Reliance on the Transfer Agent. Ownership of ArCoins is recorded in the Fund’s books and records maintained by the Transfer Agent. The Fund’s agreement with the Transfer Agent can be terminated by either party on prior written notice. If the Transfer Agent chooses to exercise its termination rights or otherwise ceases to operate as a transfer agent, the Fund would seek to engage a successor transfer agent. In the absence of finding such a successor, an affiliate of the Adviser would likely assume the role of transfer agent. While Arca believes its affiliate could successfully assume the role of transfer agent, no assurance can be given that it would be able to do so and if such affiliate is unable to do so, the ability to transfer ArCoins would be adversely affected and it could be difficult or impossible for the Fund to pay dividends, execute its Repurchase Offer Policy or provide voting rights to the correct holders of record of the Fund’s shares.

Secondary Market Risks

The prices of ArCoins could be extremely volatile in secondary markets. Since the Fund’s shares will be transferred using emerging technologies, secondary transactions in ArCoins will be subject to associated risks, some of which may cause an investor’s private key to be lost or stolen, the Ethereum blockchain to be hacked, or the loss of ArCoins, which could impact the reliability of the Fund’s records and could result in irreversible client losses, including:

●	a rapidly-evolving regulatory landscape, which might include security, privacy or other regulatory concerns that could require changes to digital systems that disrupt transactions in Arcoins;

●	the possibility of undiscovered technical flaws in an underlying technology, including in the process by which transactions are recorded to the blockchain or by which the validity of a copy of the blockchain can be authenticated;

●	the possibility that security measures that authenticate prior transactions could be compromised, or “hacked,” which could allow an attacker to alter the blockchain and thereby disrupt the ability to corroborate definitive transactions recorded on the blockchain;

●	the possibility that other participants in a platform could collude to manipulate the share price or limit liquidity in ArCoins which could restrict a shareholder’s ability to divest its holdings of ArCoins;

●	the possibility that new technologies or services inhibit access to a platform or the blockchain;

●	the possibility that changes to policies of a platform or the blockchain limit the ability to withdraw and deposit fiat currency;

●	the possibility that a digital wallet application or interface is hacked by a third party, resulting in a loss of the holder’s shares;

●	the possibility that an investor’s private key is lost or stolen and the Transfer Agent is unable to verify the loss or theft could result in irreversible client losses;

●	the possibility that, due to a hacker intrusion or other cyberattack, the Transfer Agent or Developer could lose control of the smart contract computer program;

●	the adoption of, and demand for digital assets, including ArCoins, will be influenced by retail merchants’ and commercial businesses’ acceptance of such digital assets as payment for goods and services (if it occurs);

●	investment and transaction activities of investors, including private and registered funds, that may directly or indirectly invest in digital assets;

●	monetary policies of governments, trade restrictions, currency devaluations and revaluations; and

●	the possibility of breakdowns and trading halts as a result of undiscovered flaws in a trading platform that could prevent peer-to-peer transfers for a period of time.

Market Manipulation Risks. While the risk of market manipulation exists in connection with transactions in any securities, the risk may be greater for the Fund’s shares because any means by which the Fund’s shares may transfer would lack the same breadth of market and liquidity as a traditional stock exchange or NMS. SM ATS has adopted policies and procedures such that holders of digital securities tradeable on SM ATS, including ArCoin, are not free to manipulate the trading. However, there can be no assurance that the efforts of SM ATS will be sufficient to prevent such market manipulation. For example, there can be no assurance that a security holder will not be able to manipulate the stock price by opening multiple accounts on SM ATS and trading among those accounts. To the extent Arca believes such collusion is occurring, it may decide to “de-list” the Fund’s shares from systems ATS, further limiting the liquidity in the Fund’s shares.

Investment-Related Risks

U.S. Treasury Obligations Risk. Treasury Securities may differ from other securities in their interest rates, maturities, times of issuance and other characteristics. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s Treasury Securities to decline, which has experienced a historical downgrade. A further downgrade of the ratings of U.S. government debt obligations, which are often used as a benchmark for other borrowing arrangements, could result in higher interest rates for individual and corporate borrowers, cause disruptions in the international bond markets and have a substantial negative effect on the U.S. economy. A downgrade of Treasury Securities from another ratings agency or a further downgrade may cause the value of the Fund’s Treasury Securities to decline. The total public debt of the United States has grown rapidly since the beginning of the COVID-19 pandemic. Although high debt levels do not necessarily indicate or cause economic problems, they may create certain systemic risks if sound debt management practices are not implemented. A high national debt level may increase market pressures to meet government funding needs, which may drive debt cost higher and cause a country to sell additional debt, thereby increasing refinancing risk. A high national debt also raises concerns that a government will not be able to make principal or interest payments when they are due. In the worst case, unsustainable debt levels can cause a decline in the value of the dollar (which may lead to inflation), and can prevent the U.S. government from implementing effective counter-cyclical fiscal policy in economic downturns.

Interest Rate Risk. When interest rates decline, the value of portfolio securities already held by the Fund can be expected to rise. Conversely, when interest rates rise, the value of existing portfolio securities held by the Fund can be expected to decline. A fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter portfolio duration.

Liquidity Risk. Liquidity risk is the risk that low trading volume, lack of a market maker, large position size, or legal restrictions
(including daily price fluctuation limits or “circuit breakers”) limits or prevents the Fund from selling particular securities at desirable prices. At times, a major portion of a particular security held by the Fund may be held by relatively few institutional purchasers. Even if the Fund considers such securities liquid because of the availability of an institutional market, such securities may become difficult to value or sell in adverse market or economic conditions. As a result, the Fund may maintain higher levels of cash and short-term investments than mutual funds that invest in securities with shorter settlement cycles and/or may enter into a line of credit to permit the Fund to finance redemptions pending settlement of the sale of portfolio securities, each of which may adversely affect the Fund’s performance. No assurance can be given that these measures will provide the Fund with sufficient liquidity in the event of abnormally large redemptions. The sale of illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets.

Portfolio Management Risk. Portfolio management risk is the risk that the investment techniques and risk analyses applied by the Adviser will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to the Adviser in connection with managing the Fund. There is no guarantee that the investment objective of the Fund will be achieved.

Market Risk. An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of such securities, like other market investments, may move up or down, sometimes rapidly and unpredictably, due to factors affecting particular companies or the securities markets generally, such as interest rates or inflation. A general downturn in the securities market may cause multiple asset classes to decline in value simultaneously. Many factors can affect the value of the Fund’s portfolio and you may lose money by investing in the Fund. In addition, if you are able to sell your ArCoins through a peer-to-peer transaction or on SM ATS, that transaction may not occur at NAV, as such transactions are individually negotiated by the Fund’s shareholders in the peer-to-peer market. Because the shares trade only on SM ATS, which is limited to SM Subscribers, there will be no public disclosure of bid or ask prices for the shares, although the Fund will publish its NAV on its website in order to facilitate price discovery. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Periods of unusually high volatility in the financial markets and restrictive credit conditions, sometimes limited to a particular sector or a geography, may occur. Some countries, including the United States, have adopted and/or are considering the adoption of more protectionist trade policies, a move away from the tighter financial industry regulations that followed the financial crisis, and/or substantially reducing corporate taxes. The exact shape of these policies is not yet determined, but the equity and debt markets may react strongly to expectations of change, which could increase volatility, especially if the market’s expectations are not borne out. A rise in protectionist trade policies, and the possibility of changes to some international trade agreements, could affect the economies of many nations in ways that cannot necessarily be foreseen at the present time. In addition, geopolitical and other risks may add to instability in world economies and markets generally.

Periods of market volatility may also occur in response to global health crises or other events outside of the Fund’s control, which could adversely affect the Fund’s performance. The outbreak of such global health crises, together with any resulting restrictions on travel or quarantines imposed, could have a negative impact on the economy and business activity globally. Furthermore, the rapid development of pandemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, present material uncertainty and risk with respect to the Fund and its performance.

Valuation Risk. If a security held by the Fund does not have a market value, the security will be “fair valued” in good faith by the Adviser as the valuation designee under procedures adopted by the Board. Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, fair value pricing may not reflect actual market value, and it is possible that the fair value determined for a security will be materially different from the value that actually could be or is realized upon the sale of that asset. Since the Fund’s portfolio will consist primarily of Treasury Securities, the likelihood that the Fund will own securities subject to fair valuation is remote.

MANAGEMENT OF THE FUND

The Fund is a party to contractual arrangements with various parties, including, among others, the Adviser, the Blockchain Administrator, the Distributor, the Custodian, the Transfer Agent, and the Administrator, who provide services to the Fund. Shareholders are not parties to, or intended (third-party) beneficiaries of, any such contractual arrangements, and such contractual arrangements are not intended to create in any individual shareholder or group of shareholders any right to enforce them against the service providers or to seek any remedy under them against the service providers, either directly or on behalf of the Fund. Neither this prospectus, nor the related SAI, is intended, or should be read, to be or to give rise to an agreement or contract between the Fund and any investor, or to give rise to any rights in any shareholder or other person other than any rights under federal or state law.

Board of Trustees and Officers

The Board is responsible for oversight of the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser and other service providers. Information regarding the Board selection process, the name and business address of the trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of the committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

The Adviser, a Delaware limited liability company, is responsible for investing the Fund’s portfolio. Arca is wholly-owned by Arca Labs, which is indirectly wholly-owned by Praesidium Holdings, Inc., a privately held holding company. Arca is registered with the SEC as an investment adviser under the Advisers Act. The Adviser’s principal place of business is 4551 Glencoe Avenue, Marina Del Rey, CA 90292. The Fund’s portfolio manager is Jeffrey M. Dorman. Mr. Dorman has managed the Fund since inception in July 2020. As of December 31, 2024, Arca had approximately $426,345 in assets under management.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the Fund’s assets consistent with the Fund’s investment strategies and objectives. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser or its affiliates will furnish to the Fund office facilities, equipment and personnel for managing the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 0.05% of the Fund’s average annual net assets.

A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement is available in the Fund’s semiannual report to shareholders for the Fund’s six months ended June 30, 2024.

Portfolio Manager

Jeffrey M. Dorman has managed the Fund since its inception in July of 2020. Mr. Dorman has over 20 years’ experience in trading and asset management. From November 2013 to April 2018, Mr. Dorman was, successively, Vice President of Business Development and Chief Operating Officer of Harvest Exchange Corp. (“Harvest”), an online investment portal and financial technology company focusing on research for institutional investors, in New York and Los Angeles. Prior to Harvest, Mr. Dorman was a trader at Global Credit Advisers, LLC, a New York City registered investment adviser and asset management firm, where he managed the then-newly launched event driven strategy and managed outside capital by investing in highly-volatile, thinly-traded securities with a strict discipline approach around position sizing and liquidity. Mr. Dorman was also Head Trader at Brencourt Advisors (“Brencourt”), a multi-strategy registered investment adviser, where he co-managed a more than $200 million credit opportunity hedge fund focused on trading illiquid debt and equity securities. Mr. Dorman also created a proprietary risk management system while at Brencourt that helped the fund determine appropriate sizing and rebalancing for each portfolio position using both quantitative factors (such as position liquidity and number of market makers), and qualitative factors (such as upside potential, downside risk and timing of an event) to create an optimal-sized position. While at Brencourt, Mr. Dorman was a member of the firm’s investment committee. Mr. Dorman’s experience also includes being senior trader with responsibility for trading of over $100 million in proprietary capital for both Merrill Lynch from March 2006 to September 2008 and Citadel Securities from September 2009 to December 2010 dealing in U.S. and international corporate bonds. Mr. Dorman is a Chartered Financial Analyst and graduated from Washington University in St. Louis with a bachelor’s degree in Economics and Finance, and a minor in Biology.

The SAI provides additional information about the Fund’s portfolio manager’s compensation, other accounts managed and ownership of Fund shares.

Blockchain Administrator and Developer

Arca Labs serves as the Fund’s blockchain administrator under the terms of the Blockchain Administration Agreement. Under the terms of such agreement, Arca Labs is responsible for providing, or arranging for the provision of, development and administrative services necessary for the issuance of the Fund’s shares as ERC-20 compatible digital securities and the on-going maintenance and administration of the smart contracts underlying such shares. This includes, for example, coding necessary compliance and transfer restrictions into the ArCoin smart contracts and maintaining and updating such code as necessary. For its services, Arca Labs is paid a fee calculated at the annual rate of 0.20% of the Fund’s average annual net assets, calculated and accrued daily and payable monthly in arrears.

Pursuant to the Blockchain Administration Agreement, Arca Labs engaged the Developer, an affiliate of the Transfer Agent, to develop and maintain the Fund’s smart contracts and to run one or more nodes of the Ethereum blockchain on behalf of the Fund and its Transfer Agent.

Transfer Agent and Administrator

Securitize, LLC, with principal offices at 100 Pine Street, Suite 1250, San Francisco, CA 94111 serves as the Transfer Agent. Ultimus Fund Solutions, LLC, with principal offices at 225 Pictoria Drive, Suite 450, Cincinnati OH 45246, serves as the Administrator.

The Transfer Agent is the official record holder of all the Fund’s transactions. The Transfer Agent is primarily responsible for maintaining shareholder records that are separate from the blockchain that will contain all shareholders’ personal identifying information applicable to the transactions recorded on the blockchain. The Transfer Agent is also responsible for day-to-day operations, including, but not limited to, (i) performing shareholder servicing, such as sending confirmations of transactions, periodic reports and other fund documents;
(ii) answering queries from investors relating to the ArCoins or shareholder records; and (iii) interfacing with the Fund’s Administrator and Custodian as well as other service providers to the Fund. The Transfer Agent will furnish written confirmations of all transactions with the Fund in the accounts, including information needed by shareholders for personal and tax records, as required by the federal securities laws and the Code. The Transfer Agent is responsible for distributing semi-annual reports, proxies and other disclosure documents, among other things, to shareholders. For purposes of determining the number of shares held by each shareholder as of the record date for any shareholder vote, the Transfer Agent will include those shares purchased pursuant to the distribution reinvestment policy.

The Transfer Agent will reconcile its records with blockchain transactions in ArCoins on at least a daily basis. If there is a difference between the Transfer Agent’s records and the blockchain record, the Transfer Agent will investigate the cause, and reconcile the official record that is kept by the Transfer Agent. In the event of a conflict between the transaction history on the Ethereum blockchain and the records maintained by the Transfer Agent, the Transfer Agent shall update the blockchain record as necessary and such update will be recorded and viewable on the Ethereum network as a subsequent transaction. The Transfer Agent may also use the Ethereum blockchain as a source of information in the case of a disputed transaction, including in the case of alleged fraud or theft. In such case, investors may engage with the Transfer Agent to resolve the dispute and to update both the Transfer Agent’s records and the blockchain to reflect any changes resulting from the dispute resolution process. Although the blockchain record cannot be changed, the Transfer Agent will hold a separate private key that enables it to act as the administrator on the ArCoin smart contract, giving the Transfer Agent the ability to freeze, revoke and reassign ArCoins if a transaction is made in error or if a private key has been lost or stolen, or if ArCoins are transferred erroneously or impermissibly. Any necessary adjustments made by the Transfer Agent will be separately recorded on the blockchain through subsequent transactions.

Under the terms of a Fund Services Agreement between the Fund and the Administrator (the “Fund Services Agreement”), the Administrator is responsible for fund accounting support and services, including, but not limited to the following: (1) monitoring the performance of administrative and professional services rendered to the Fund by others service providers; (2) monitoring Fund holdings and operations for post-trade compliance with the Fund’s registration statement and applicable laws and rules; (3) preparing and coordinating the printing of semi-annual and annual financial statements; (4) preparing selected management reports for performance and compliance analyses; (5) preparing and disseminating materials for and attending and participating in meetings of the Board; (6) determining income and capital gains available for distribution and calculating distributions required to meet regulatory, income, and excise tax requirements; (7) reviewing the Fund’s federal, state, and local tax returns as prepared and signed by the Fund’s independent public accountants; (8) preparing and maintaining the Fund’s operating expense budget to determine proper expense accruals to be charged to the Fund to calculate its daily net asset value; (9) assisting in and monitoring the preparation, filing, printing and where applicable, dissemination to shareholders of amendments to the Fund’s registration statement, periodic reports to the Trustees, shareholders and the SEC, notices pursuant to Rule 24f-2, proxy materials and reports to the SEC on Forms N-CEN, N-CSR, N-PORT and N-PX; (10) coordinating the Fund’s audits and examinations by assisting the Fund’s independent public accountants; (11) determining, in consultation with others, the jurisdictions in which shares of the Fund shall be registered or qualified for sale and facilitating such registration or qualification; (12) monitoring sales of shares and ensure that the shares are properly and duly registered with the SEC; (13) monitoring the calculation of performance data for the Fund; (14) preparing, or cause to be prepared, expense and financial reports; (15) preparing authorizations for the payment of Fund expenses and pay, from Fund assets, all bills of the Fund; (16) upon request, assisting the Fund in the evaluation and selection of other service providers, such as independent public accountants, printers, EDGAR providers and proxy solicitors (such parties may be affiliates of the Administrator) and (18) performing other services, recordkeeping and assistance relating to the affairs of the Fund as the Fund may, from time to time, reasonably request. Under the terms of the Fund Services Agreement, the Administrator receives the greater of an annual minimum fee or an asset-based fee, which scales downward based upon net assets.

Custodian

UMB Bank, N.A., with principal offices at 928 Grand Boulevard, Kansas City, MO 64106, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Distributor

Distribution Services, LLC, with principal offices at Three Canal Plaza, Suite 100, Portland, ME 04101, serves as distributor of the Fund’s shares.

Fund Expenses and Expense Limitations

The Adviser and/or Arca Labs is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement and the Blockchain Administration Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with the Adviser.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) fees incurred under the Blockchain Administration Agreement and under the Fund Services Agreement; (ii) reimbursing the Developer for gas incurred for transactions on the Ethereum blockchain that are initiated by the Fund; (iii) expenses for legal and independent accountants’ services, (iv) costs of printing proxies and reports to shareholders, (v) charges of the Custodian and Transfer Agent in connection with the Fund’s distribution reinvestment policy, (vi) fees and expenses of independent Trustees, (vii) membership fees in trade associations, (viii) fidelity bond coverage for the Fund’s officers and Trustees, (ix) errors and omissions insurance for the Fund’s officers and Trustees, (x) brokerage costs, (xi) taxes, (xii) costs associated with the Fund’s Repurchase Offer Policy, (xiii) servicing fees and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incurred by the Fund incident to the offering and issuance of shares will be amortized on a straight-line basis over 12 months.

The Fund will pay offering expenses incurred with respect to the offering of its Shares from the proceeds of the offering. For tax purposes, offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incurred by the Fund incident to the offering and issuance of shares will be amortized on a straight-line basis over 12 months.

Arca, Arca Labs and the Fund have entered into the Expense Limitation Agreement, pursuant to which the Adviser and/or Arca Labs have agreed to reimburse the Fund’s operating expenses, to the extent that the Fund’s total annualized fund operating expenses, inclusive of any fees paid pursuant to the Blockchain Administration Agreement and the Fund Services Agreement, but excluding (i) any transaction fees payable by the Fund to Ethereum, taxes, interest expenses, brokerage commissions, acquired fund fees and expenses (if any), expenses incurred in connection with any merger or reorganization and extraordinary expenses and (ii) any distribution fees, exceed 0.75% of the Fund’s average daily net assets through April 30, 2026 (the “Expense Cap”).

The Fund has agreed to repay the Adviser in the amount of any Fund expenses reimbursed pursuant to the Expense Limitation Agreement (an “Adviser Recoupment”), provided, however, that the Adviser Recoupment: (i) is payable within three (3) years after the date on which the Adviser waived its fee or reimbursed expenses, as applicable; and (ii) the Adviser Recoupment does not cause the Fund’s total annual operating expenses during any calendar quarter to exceed the Expense Cap. For the avoidance of doubt, the Adviser Recoupment will not cause Fund expenses to exceed the Expense Cap either (i) at the time of the waiver or (ii) at the time of recoupment. The Expense Limitation Agreement is terminable by either the Adviser or the Board in accordance with its terms. See “Fund Expenses.”

Separately from the contractual expense limitation described above, the Adviser may voluntarily reimburse any fees and expenses of the Fund but is under no obligation to do so. Any such voluntary reimbursements may be terminated at any time.

Brokerage

The Investment Advisory Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer will be paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of the date of this prospectus, the Fund could be deemed to be under control of the Adviser, which had voting authority with respect to approximately 91.57% of the value of the outstanding interests in the Fund as of April 3, 2025.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time) on each day that the NYSE is open for business. The Fund’s shares are offered by the Fund to investors at NAV. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the NAV of the shares. In secondary peer-to-peer transactions, transactions in the Fund’s shares are not required to occur at NAV.

The following valuation methods will be used to determine either current market value for investments for which market quotations are available or, if not available, the fair value, as determined in good faith by the Adviser as the valuation designee pursuant to policies and procedures approved by the Board:

●	The market value of each security listed or traded on any recognized securities exchange or automated quotation system will be the last reported sale price at the relevant valuation date on the composite tape or on the principal exchange on which such security is traded. If no sale is reported on that date, or for over-the-counter securities, the Adviser will utilize pricing quotations from principal market makers, to the extent they are available. Such quotations may be obtained from third-party pricing services or directly from investment brokers and dealers in the secondary market. Generally, the Fund’s portfolio positions are not traded on exchanges and consequently are valued based on market prices received from third-party pricing services or broker-dealer sources, or otherwise in accordance with fair value policies and procedures established by the Fund’s Board.

●	Dividends declared but not yet received, and rights in respect of securities which are quoted ex-dividend or ex-rights, will be recorded at the fair value thereof, as determined by the Adviser, which may (but need not) be the value so determined on the day such securities are first quoted ex-dividend or ex-rights.

When determining the fair value of an asset, the Adviser will seek to determine the price that it might reasonably expect to receive from the current sale of that asset in an arm’s length transaction. Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset. Fair value determinations are based upon all available factors that the Adviser deems relevant. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, fair value pricing may not reflect actual market value, and it is possible that the fair value determined for a security will be materially different from the value that actually could be or is realized upon the sale of that asset.

Since the Fund’s portfolio will consist primarily of Treasury Securities, the likelihood that the Fund will own securities subject to fair valuation is remote.

CONFLICTS OF INTEREST

The Adviser and/or its affiliates provide investment advice to other parties and manage other accounts and private investment vehicles, including accounts that have performance or other fees that are higher than the fees paid by the Fund to the Adviser. Additionally, the Fund’s officers serve or may serve as officers, directors or principals of other investment funds managed by the Adviser or its affiliates. Serving in multiple capacities and with respect to more than one entity or fund gives rise to conflicts of interest. Conflicts, including with respect to the allocation of investment opportunities among the Fund and other funds or accounts, may also arise when the Fund’s investment objective overlaps, in part or in whole, with the investment objective of affiliated investment funds, accounts or other investment vehicles managed by the Adviser or its affiliates. The Fund may compete with other entities managed by the Adviser and its affiliates for capital and investment opportunities. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any).

As set forth below, the Adviser has adopted policies and procedures reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures generally require that the Adviser distribute investment opportunities among client accounts in a fair and equitable manner and seek best execution for securities transactions executed on the Fund’s behalf.

There is no limitation or restriction on the Adviser or any of its affiliates with regard to acting as investment manager (or in a similar role) to other parties or persons. This and other future activities of the Adviser and/or its affiliates may give rise to additional conflicts of interest. Such conflicts may be related to obligations that the Adviser or its affiliates have to other clients.

Policies and Procedures

Below are policies and procedures developed by the Adviser to address various conflicts of interest that may involve the Fund.

Allocation of Opportunities

If a potential investment is appropriate for the Fund and other funds or accounts managed by the Adviser or its affiliates, the Adviser will allocate the investment opportunity among those accounts taking into account, among other considerations: (i) the fiduciary duties owed to the Fund and such other funds or accounts, (ii) the Fund’s primary mandates and those of such other funds and accounts, (iii) the capital available to the Fund and such other funds and accounts, (iv) any restrictions on investment, (v) the size of the transaction, (vi) the relation of such opportunity to the Fund’s investment strategy and that of such other funds and accounts, (vii) portfolio diversification and balance, and (viii) any other consideration deemed relevant by the Adviser or its affiliates.

In making its allocation decisions, the Adviser will not consider (i) performance fees or differences in management fees between accounts, (ii) direct and indirect ownership in an account by the Adviser, its affiliates or their employees, or (iii) relative performance of accounts.

Affiliated Transactions and Cross Trading

The Adviser may cause a transaction to be effected between the Fund and another client advised by the Adviser or any of its affiliates. To the extent permitted by the 1940 Act and SEC staff interpretation, the Adviser may engage in a client cross-transaction involving the Fund any time that the Adviser believes such transaction to be fair to the Fund and the other client of the Adviser or its affiliates in accordance with the Adviser’s internal written cross-transaction policies and procedures.

SECONDARY TRANSACTIONS

ArCoins can be transferred in peer-to-peer transactions and are tradeable on SM ATS. A complete record of these transactions is viewable on Ethereum. Although peer-to-peer transactions are viewable on Ethereum, record ownership of the Fund’s shares is reflected on the records of the Transfer Agent. The Transfer Agent’s records constitute the official shareholder records of the Fund and govern the record ownership of ArCoins in all circumstances. The Transfer Agent will reconcile the peer-to-peer transactions executed on the Ethereum blockchain and trades executed on SM ATS with the Fund’s records on at least a daily basis.

●	Before entering into a transaction, a shareholder must be “whitelisted.” Potential shareholders must be “whitelisted” by the Transfer Agent prior to purchasing ArCoins. This is true whether or not a potential shareholder purchases ArCoins directly from the Fund, on SM ATS or in a peer-to-peer transaction. In order to be whitelisted, each potential shareholder must complete the Fund’s AML/KYC process (see “Anti-Money Laundering/Know Your Customer”).

●	Before entering into a purchase transaction, a shareholder must open an account with the Fund. Potential shareholders must complete documentation to establish a Fund account with the Transfer Agent (see “Plan of Distribution – Purchasing Shares”). Account applications and other documents required by the Transfer Agent to establish an account are available through the Fund’s web portal at www.arcalabs.com. Account applications must be completed and submitted electronically directly to the Transfer Agent before an investor wires funds. The Transfer Agent will not accept account applications via mail, overnight delivery, facsimile or other similar means of delivery. The Transfer Agent is responsible for ensuring that each potential transferee in a peer-to-peer transaction has established a Fund account on the books and records of the Fund.

●	Before entering into a transaction, a shareholder must have an Ethereum wallet. In order to purchase ArCoins, a potential shareholder must have a “wallet” on the Ethereum network. Wallets are software applications developed by third parties, that store a shareholder’s public and private keys. The Fund does not currently have a proprietary wallet for use with ArCoins. Rather, third-party developed wallets compatible with ArCoins may be available as a web-based application, mobile application, desktop application, web browser plugin, or on a hardware-based device. ArCoins purchased by a shareholder, whether directly from the Fund, on SM ATS or in a peer-to-peer transfer, will be recorded in the Transfer Agent’s book-entry system, and a copy of such record will be viewable in the investor’s wallet on the Ethereum network. An investor can access their wallet (using a distinct private key) on the Ethereum network to initiate a transaction in ArCoins.

●	Before entering into a transaction, shareholders should be aware that Ethereum may impose transaction fees. An investor that initiates a transaction on Ethereum must pay transaction fees (referred to as “gas”) to the Ethereum network to validate the transaction. Gas is paid in the form of “ETH,” the fundamental token on Ethereum. The amount of ETH required to pay the gas will vary from time to time dependent upon, among other things, the complexity or size of a particular transaction, congestion on the Ethereum network, and the amount of ETH that a user indicates it is willing to pay to complete a transaction record. For more information, including the costs and risks of effecting transactions on Ethereum, see “About the Digital Securities” and “Risks of Digital Securities.

●	Peer-to-peer transactions and trades on SM ATS do not have to occur at NAV and there is no minimum number of ArCoins that can be transferred in such transactions. The Fund publishes its NAV daily on the Fund’s website, but there is no requirement for peer-to-peer transactions or trades on SM ATS to occur at NAV. Instead, individual participants in peer-to-peer transactions will negotiate the price at which such transactions will occur and the number of shares that will transfer. Trades on SM ATS will occur at a matched bid/ask price (i.e., market price). Using blockchain in this fashion is relatively new and untested in the closed-end fund market. Accordingly, there is limited liquidity in ArCoin due to low volume on which to base the value of an ArCoin. Investors should therefore initially expect greater price volatility in the secondary market than would be the case if the shares had greater liquidity.

●	Secondary transactions may be taxable to the shareholder. If you sell or otherwise dispose of ArCoins in a peer-to-peer transaction or on SM ATS, you will generally recognize a gain or loss in an amount equal to the difference between your tax basis in such ArCoins and the amount you receive upon disposition of such ArCoins.

○	If you hold ArCoins as capital assets, any such gain or loss will be long-term capital gain or loss if you have held (or are treated as having held) such ArCoins for more than one year at the time of sale.

○	All or a portion of any loss you realize on a taxable sale of ArCoins will be disallowed if you acquire other ArCoins (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale of ArCoins. In such case, the basis of the ArCoins acquired will be adjusted to reflect the disallowed loss.

○	In addition, due to a special rule relating to RICs in section 852(b)(4)(A) of the Code, any loss realized upon a taxable sale of ArCoins held (or deemed held) by you for six months or less will be treated as long-term, rather than short-term, to the extent of any capital gain dividends received (or deemed received) by you with respect to such ArCoins. See “U.S. Federal Income Tax Matters” for additional information.

MONTHLY REPURCHASE OF SHARES

Once each month, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In addition, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s outstanding shares. There is no assurance that a shareholder will be able to tender its shares when or in the amount that it desires.

Conducting monthly offers to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each monthly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE generally no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”). The term “business day” means any day other than a Saturday, a Sunday or other day on which the NYSE is closed.

Generally, on the first business day of each month, and in any case at least 7 calendar days and no more than 14 calendar days prior to the Repurchase Request Deadline, shareholders will be notified in writing about each monthly repurchase offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Unless a shareholder requests payment by check, payment pursuant to the repurchase will be credited directly to a predetermined bank account on the Repurchase Payment Date (as defined below), which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% of the total number of shares outstanding on the Repurchase Request Deadline, provided that the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s outstanding shares.

Notice to Shareholders

Generally on the first business day of each month, and in any case at least 7 calendar days and no more than 14 calendar days prior to the Repurchase Request Deadline, the Transfer Agent, on behalf of the Fund, shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase.

The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Date”), which will be no more than seven days after the Repurchase Pricing Date. The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the Fund as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-888-526-1997 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date. Since a repurchase is initiated by a shareholder, the shareholder will pay any transaction fees imposed by the Ethereum blockchain to transfer the Fund shares associated with the tender of such shares for repurchase. Generally, the shareholder must have a sufficient amount of ether in his or her wallet to initiate the tender of shares or the Transfer Agent will add the U.S. dollar equivalent of the value of the necessary gas to the transaction amount or withhold the U.S. dollar equivalent of the value of the necessary gas from the tender proceeds. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Repurchase Requests in Excess of the Repurchase Offer Amount

If the Fund’s shareholders in the aggregate tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. The Fund may repurchase such additional tendered shares only to the extent that the percentage of additional shares so repurchased does not exceed 2% in any three-month period. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of less than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others;

2.	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election; or

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) during any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Date. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund which, over time, would increase the Fund’s expense ratio and reduce shareholder returns. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. Given the Fund’s investment strategy, it is unlikely that the Fund will need to pay any distribution as a return of capital.

Under the terms of a dividend reinvestment plan adopted by the Fund, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. Shareholders automatically participate in the dividend reinvestment plan unless and until they make an election to withdraw from the plan. See “Distribution Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. The dividend distribution that the Fund pays to shareholders may vary as portfolio and market conditions change, and will depend on a number of factors. There can be no assurance that a change in market conditions or other factors will not result in a change in the dividend distribution or that any dividends received will be sustainable in the future.

As required under Section 19 of the 1940 Act, each distribution payment made to a shareholder will be accompanied by a written statement which discloses the source or sources of each distribution. The IRS requires you to report these amounts, excluding returns of capital, on your income tax return for the year declared. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

DISTRIBUTION REINVESTMENT PLAN

The Fund operates a distribution reinvestment plan administered by the Transfer Agent. Pursuant to the plan, the Fund’s Distributions, net of any applicable U.S. withholding tax, are reinvested in shares of the Fund.

Shareholders automatically participate in the distribution reinvestment plan, unless and until an election is made to withdraw from the plan on behalf of a participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested or would like additional information about the distribution reinvestment plan should so notify the Transfer Agent in writing at Arca U.S. Treasury Fund, c/o Securitize, LLC, 100 Pine Street, Suite 1250, San Francisco, CA 94111or investorsupport@securitize.io. Such written notice must be received by the Transfer Agent at least 30 days prior to the record date of a Distribution or the shareholder will receive such Distribution in shares through the distribution reinvestment plan. Under the distribution reinvestment plan, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either in newly-issued shares or shares repurchased from shareholders by the Fund which are held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per Share. The Fund’s shares will be issued solely in digital format. Under the arrangement with the Developer, transaction fees related to a Distribution will be paid by the Developer and reimbursed by the Fund in U.S. dollars.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the distribution reinvestment plan, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither the Transfer Agent nor the Fund shall be liable for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a shareholder’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the shareholder’s account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve shareholders of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the distribution reinvestment plan. There is no direct service charge to participants with regard to purchases under the distribution reinvestment plan; however, the Fund reserves the right to amend the distribution reinvestment plan to include a service charge payable by the participants.

Certain state escheatment laws may require the Transfer Agent, on behalf of the Fund to turn over shareholder accounts as abandoned property to the state listed on an account registration unless a shareholder contacts the Fund. Many states have added “inactivity” or the absence of customer-initiated contact as a component of their rules and guidelines for the escheatment of unclaimed property. These states consider property to be abandoned when there is no shareholder-initiated activity on an account for at least three (3) to five (5) years. The Fund will not be liable to shareholders or their representatives for good faith compliance with escheatment laws. Shareholders should consult his or her or its state’s escheatment laws.

All correspondence concerning the distribution reinvestment plan should be directed to Arca U.S. Treasury Fund, c/o Securitize, LLC, 100 Pine Street, Suite 1250, San Francisco, CA 94111 or investorsupport@securitize.io. Certain transactions can be performed by calling the toll free number 1-888-526-1997.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund has elected to be treated as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income test each year and asset diversification tests each quarter. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the distribution reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund.

Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s capital gain dividends, if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments, if any, may be classified as qualifying dividends. Dividends received from REITs and certain foreign corporations generally will not constitute qualified dividend income. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

If you sell or otherwise dispose of any of your shares of the Fund (including through a redemption or in a peer-to-peer transaction) you will generally recognize a gain or loss in an amount equal to the difference between your tax basis in such shares of the Fund and the amount you receive upon disposition of such shares. If you hold your shares as capital assets, any such gain or loss will be long-term capital gain or loss if you have held (or are treated as having held) such shares for more than one year at the time of sale. All or a portion of any loss you realize on a taxable sale of your shares of the Fund will be disallowed if you acquire other shares of the Fund (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale of the shares. In such case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

In addition, due to a special rule relating to RICs in section 852(b)(4)(A) of the Code, any loss realized upon a taxable sale of Fund shares held (or deemed held) by you for six months or less will be treated as long-term, rather than short-term, to the extent of any capital gain dividends received (or deemed received) by you with respect to those shares.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

Structure

The Fund is a statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on November 2, 2018. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate series and classes of shares of beneficial interest. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Currently, the Fund offers a single class of shares as digital securities. Subject to the receipt of any necessary exempted relief from the SEC, however, the Fund may in the future issue shares in multiple series or in share classes with differing fees or expenses. Any such offering will be disclosed to investors consistent with the requirements of rules, regulations and forms adopted by the SEC.

Shares

ArCoins represent an ownership interest in the Fund’s portfolio of underlying assets. Although it has no current intention to do so, the Fund may issue preferred shares of beneficial interest in an aggregate amount of up to 33.33% of the Fund’s total assets immediately after such issuance. See “U.S. Federal Income Tax Matters” for additional information regarding the tax consequences of an investment in the Fund’s shares.

Dividends and Dividend Reinvestment

Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Under the terms of a dividend reinvestment plan adopted by the Fund, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. Shareholders automatically participate in the dividend reinvestment plan unless and until they make an election to withdraw from the plan. See “Distribution Plan” and “Distribution Reinvestment Policy” for additional information regarding dividend distribution, payments and tax consequences of such payments. The 1940 Act may limit the payment of dividends to the holders of shares.

Rights Associated with Shares

Each shareholder of record of the Fund’s shares as of a record date established by the Board shall be entitled to one vote for each full share and a fractional vote for each fractional share as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Board may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of a statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

A courtesy copy of transactions in the Fund’s shares is recorded on the Ethereum blockchain which will electronically publish transactions upon completion. The personal identifying information necessary to associate a public key representing a given block of shares with the record owner of those shares is maintained by the Transfer Agent in a separate database that is not exposed to the public. The Transfer Agent reconciles the Fund’s shareholder records to ArCoin transactions on the blockchain on at least a daily basis. The blockchain, which can be used to prove the validity of account balances, is available to the public and stores the complete transaction history of ArCoins on the Ethereum blockchain from the date of issuance of the shares.

If there are data security breaches with respect to the shareholders’ personal identifying information database resulting in theft of the information necessary to link personal identity with public keys, the stolen information could be used to determine a shareholder’s complete transaction history in the Fund’s shares.

The Fund shall take all actions reasonably necessary to cause the Transfer Agent to maintain records of the ownership of shares and reconcile such records with the blockchain on at least a daily basis.

As of March 31, 2025, the Fund has authorized 100,000,000 shares, none of which are held by the Fund for its own account.

Title of Class	Amount Authorized	Amount Held by Fund for its Account	Amount Outstanding Exclusive of Amount Held by Fund for its Account
ArCoin	100,000,000	0	0

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation.

PLAN OF DISTRIBUTION

The Distributor serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to the terms and conditions set forth in the Distribution Agreement. The Fund’s shares are offered for sale through the Distributor at NAV plus applicable sales load (if any). The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares.

The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act until the date the Fund has sold 100,000,000 shares, or such shorter date as the Board may determine. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund are not listed on any national securities exchange and the Distributor does not act as a market marker in Fund shares.

Broker Dealer Compensation

Arca or its affiliates, in Arca’s discretion and from its own resources (which may include its legitimate profits from the management fee it receives from the Fund), may pay compensation to brokers or dealers in connection with the sale and distribution of Fund shares. There is no limit on the amount of compensation paid by the Adviser or its affiliates, subject to sales charge limitations (if any) imposed by FINRA. In return for such compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of such compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. The payment of compensation may also have the effect of increasing the Fund’s assets under management, which would increase management fees payable to the Adviser.

The Adviser and/or the Distributor may, from time to time, make cash payments to broker-dealers or other financial intermediaries in the form of payment for travel expenses, including lodging, incurred in connection with trips taken by qualifying registered representatives of those broker-dealers or other financial intermediaries and their families to places within or outside the United States; meeting fees; entertainment; transaction processing and transmission charges; advertising or other promotional expenses; allocable portions, based on shares of the Fund sold, of salaries and bonuses of registered representatives of an affiliated broker-dealer or other financial intermediary that is a financial advisor; or other expenses as determined in the Adviser or the Distributor’s discretion, as applicable. In certain cases, these other payments could be significant to the broker-dealers or other financial intermediaries. Any payments described above will not change the price paid by investors for the purchase of the shares of the Fund or the amount that the Fund will receive as proceeds from such sales.

Purchasing Shares

Investors may purchase Shares directly from the Fund by completing an account application available through the Fund’s web portal at www.arcalabs.com. To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor sends funds. Account applications must be completed electronically and submitted electronically directly to the Transfer Agent. The Transfer Agent will not accept account applications via mail, overnight delivery, facsimile or other similar means of delivery.

Upon receipt of the completed account application, the Transfer Agent will establish an account for the shareholder. In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information on each account application as part of the Fund’s AML/KYC Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call 1-888-526-1997 for additional assistance when completing an application.

If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also reserves the right to close the account within five business days if clarifying information and documentation is not received.

A potential shareholder must also have a “wallet” on the Ethereum network. Shares purchased directly from the Fund will be held in a book-entry system by the Transfer Agent, and a copy of the record of such shares will appear in the investor’s wallet. An investor can access their wallet (using a distinct private key) on the Ethereum network to initiate a peer-to-peer transaction or to participate in a Repurchase Offer. An investor that initiates a transaction on Ethereum must pay transaction fees (referred to as “gas”) to the Ethereum network in order to validate the transaction. Gas is paid in the form of ETH, the fundamental token on Ethereum. The amount of ETH required to pay the gas will vary from time to time dependent upon, among other things, the complexity or size of a particular transaction, congestion on the Ethereum network, and the amount of ether that a user has indicated it is willing to pay to complete a transaction record. For more information, including the costs and risks of effecting transactions on Ethereum, see “About the Digital Securities” and “Risks of Digital Securities.”

If you wish to make an investment in the Fund, please visit the Fund’s web portal at www.arcalabs.com or call the Fund at 1-888-526-1997 for instructions. All investments must be made by wire or Automated Clearing House (“ACH”). The account number assigned to an investor’s account will be required as part of the instruction that should be provided to an investor’s bank to send a wire or ACH for the initial purchase of Fund shares. An investor’s bank must include the name of the Fund, the investor’s account number, and the investor’s name in its instructions so that monies can be correctly applied.

Any commercial bank can transfer same-day funds via wire. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: UMB Bank, N.A.

Account #: (number provided by calling toll-free number above)
Further Credit:
Arca U.S. Treasury Fund
(shareholder registration)

Subsequent Investments - By Wire or ACH

Subsequent investments may be made by wire or ACH. Instructions for subsequent investments are available by dialing 1-888-526-1997 or visiting the Fund’s subscription portal at https://app.arcalabs.com/. Before sending a wire, investors must contact the Transfer Agent to advise the Transfer Agent of their intent to wire funds. Wired funds for an investment received prior to 4:00 p.m. Eastern time on any business day will receive that day’s NAV. Purchases made by ACH may take longer than one business day for the Fund to receive proceeds for the purchase, and the Transfer Agent may need additional information on your account to establish ACH privileges. The Fund and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions. The Fund reserves the right to reject wires sent without prior notice to the Transfer Agent.

Peer-to-Peer Transactions

ArCoins can be transferred in peer-to-peer transactions, and a complete record of such transactions is viewable on Ethereum. Although peer-to-peer transactions are viewable on Ethereum, record ownership of the Fund’s shares is reflected on the records of the Transfer Agent. The Transfer Agent’s records constitute the official shareholder records and govern the record ownership of ArCoins in all circumstances.

Peer-to-peer transactions do not have to occur at NAV and there is no minimum number of ArCoins that can be transferred in a peer-to-peer transaction. The Fund will publish its NAV daily on the Fund’s website, but there is no requirement for peer-to-peer transactions to occur at NAV. Instead, individual participants in peer-to-peer transactions on the Ethereum blockchain will negotiate the price at which such transactions will occur and the number of shares that will transfer. Using blockchain in this fashion is relatively new and untested in the closed-end fund market. The Fund therefore anticipates that there will initially be limited to no liquidity in ArCoins due to low or no volume in peer-to-peer transactions on which to base the value of an ArCoin. Investors should therefore expect greater price volatility in the secondary market than would be the case if the shares had greater liquidity.

Potential shareholders must be “whitelisted” by the Transfer Agent prior to purchasing ArCoins, whether shares are purchased directly from the Fund or in a peer-to-peer transaction. In order to be whitelisted, each potential shareholder must have completed the Fund’s AML/KYC process (see “Anti-Money Laundering/Know Your Customer”). Potential shareholders must also have completed documentation required for a shareholder to establish a Fund account with the Transfer Agent (see “Plan of Distribution – Purchasing Shares”). Account applications and other documents required by the Transfer Agent to establish an account are available through the Fund’s subscription portal at https://app.arcalabs.com/. To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Account applications must be completed electronically and submitted electronically directly to the Transfer Agent. The Transfer Agent will not accept account applications via mail, overnight delivery, facsimile or other similar means of delivery. The Transfer Agent is responsible for ensuring that each potential transferee in a peer-to-peer transaction has established a Fund account on the books and records of the Fund.

A potential shareholder must also have a “wallet” on the Ethereum network. Wallets are software applications developed by third parties that store a shareholder’s public and private keys. The Fund does not currently have a proprietary wallet for use with ArCoins. Rather, third-party developed wallets compatible with ArCoins may be available as a web-based application, mobile application, desktop application, web browser plugin, or on a hardware-based device. Shares purchased directly from the Fund will be held in a book-entry system by the Transfer Agent, and a courtesy copy of the record of such shares will appear on the Ethereum network. An investor can access their wallet (using a distinct private key) on the Ethereum network to initiate a transaction.

An investor that initiates a transaction on Ethereum must pay transaction fees (referred to as “gas”) to the Ethereum network in order to validate the transaction. Gas is paid in the form of ETH, the fundamental token on Ethereum. The amount of ETH required to pay the gas will vary from time to time dependent upon, among other things, the complexity or size of a particular transaction, congestion on the Ethereum network, and the amount of ETH that a user has indicated it is willing to pay to complete a transaction record. For more information, including the costs and risks of effecting transactions on Ethereum, see “About the Digital Securities” and “Risks of Digital Securities.”

ACQUIRING AND TRADING ARCOIN THROUGH SECURITIZE MARKETS ATS

Potential investors may purchase ArCoin through SM ATS. SM ATS is operated by Securitize Markets, LLC, a broker-dealer registered with the SEC and a member of FINRA.

SM ATS is an electronic trading platform authorized by FINRA to facilitate trading by SM Subscribers in registered and unregistered digital asset securities. SM ATS operates a fully electronic automated limit order book to facilitate buying and selling of crypto asset securities on a continuous electronic matching system. All orders submitted to the SM ATS are firm and are eligible for automatic execution by the SM ATS once buy-and sell-side orders or trades have been matched, consistent with the instructions and conditions indicated on an order submitted to the SM ATS by an SM Subscriber.

SM ATS subscribers will be able to review information about the Fund, including the Fund’s prospectus, on SM ATS. If an SM Subscriber indicates an interest in investing in ArCoin, the SM ATS will electronically verify with the Transfer Agent whether such subscriber has an existing Fund account. If not, the SM ATS must submit a Fund account application to the Transfer Agent on behalf of the SM Subscriber and the Transfer Agent will complete the Fund account opening process (as described above), verify the SM Subscriber’s eligibility for access to the Fund, and whitelist the SM Subscriber’s wallet address(es) with the Fund.

Purchases on SM ATS. To purchase ArCoin using the SM ATS platform, existing Fund shareholders and prospective Fund shareholders will be required to:

3.	Complete and pass account opening procedures, including AML and KYC checks, imposed by the SM ATS.

4.	Add the shareholder’s dedicated Ethereum wallet address, provided by an SM ATS-approved custodian, and/or self-custodied wallet address(es) to their SM ATS profile.

If a shareholder wants to have access to trading on the SM ATS, they must also establish a relationship (or confirm an existing relationship) with an SM ATS-supported custodian. During the onboarding process, investors will be directed to set up an account with such custodian using the custodian’s onboarding process. Once the custodial account is set up, the investor will be instructed to input a code (API-Key) generated by the custodian into the investor’s SM ATS profile, which will allow the SM ATS to interact with the investor’s custody account on a read-only basis.

●	Prospective Shareholders. A prospective shareholder who wants to purchase ArCoin through the SM ATS platform may do so in one of two ways:

3.	A prospective shareholder may subscribe directly to the Fund at NAV via SM ATS. This functionality is equivalent to purchasing ArCoin directly from the Fund using the Fund’s web portal, and is provided as a convenience for SM Subscribers. In order to purchase ArCoin directly through SM ATS, an SM Subscriber must log in to the SM ATS and take the following steps:

a.	Select “Subscribe” to ArCoin, which will permit the SM ATS to electronically share information with the Fund’s Transfer Agent in order to:

i.	Register or verify registration of the prospective shareholder with the Fund’s Transfer Agent in accordance with the Fund’s procedures;

ii.	Verify the SM Subscriber’s eligibility to hold and acquire ArCoin, as set forth in the Fund’s prospectus; and

iii.	Whitelist self-custodied wallet address(es) and/or a wallet address provided by an SM ATS-supported custodian.

b.	An investor purchasing ArCoin through SM ATS will be required to fund their purchase independent of the SM ATS platform. Purchases of ArCoin can be made via ACH or wire transfer, as described above (see, “Purchasing Shares”). Subscriptions to the Fund cannot be made using any sort of digital currency. Acquiring ArCoin from the Fund through SM ATS will likely be slower than acquiring it in a secondary trade on the SM ATS (as set forth below) since it will require an SM Subscriber to deliver US dollars (via ACH or wire transfer) to the Fund’s Custodian.

c.	When a direct purchase through the SM ATS is deemed to be in good order by the Transfer Agent, and upon confirmation of adequate funds being received by the Fund’s custodian, the Transfer Agent will deliver ArCoin to the investor’s whitelisted Ethereum wallet. SM ATS will not, at any time, take custody of any ArCoin or funds.

4.	A shareholder who is an SM Subscriber and has completed the verification and whitelisting procedure with the Fund outlined above may acquire ArCoin on the SM ATS from another market participant at a price established via market bids and offers (i.e., at market price). ArCoin bought on SM ATS will be sent to the shareholder’s whitelisted wallet established with an SM ATS-supported custodian. If desired, ArCoin may then be transferred by the shareholder to another whitelisted wallet via peer-to-peer transfer on the Ethereum blockchain (a shareholder will incur gas fees to make such a peer-to-peer transfer).

The market price for ArCoin may be higher or lower than the Fund’s NAV. Additionally, SM Subscribers who initiate a purchase of ArCoin through SM ATS will incur gas charges imposed by the Ethereum blockchain and will pay the SM ATS a commission for such transaction (see Fees below). SM Subscribers should be aware that these fees will increase the cost of a purchase and therefore will decrease the return on a shareholder’s investment. ArCoin purchased directly on SM ATS or directly from the Fund’s web portal will not incur such fees.

●	Existing Shareholders. In order to sell ArCoin on SM ATS, an existing Fund shareholder that is also an SM Subscriber must transfer their ArCoin to a wallet established with an SM ATS-supported custodian, as discussed above. Once that transfer is complete, the shareholder/SM Subscriber can enter orders to sell (or purchase) ArCoin directly from SM ATS’s front-end user interface. An SM ATS-supported custodian will be responsible for settling trades in ArCoin on a shareholder’s behalf once a match on the SM ATS has occurred.

Fees. A shareholder trading ArCoin on SM ATS will bear the following fees which will increase the cost of a transaction and may decrease the return on a shareholder’s investment:

3.	Gas. When a trade is settled by an SM ATS-supported custodian, gas will be charged by the Ethereum blockchain to the sender’s wallet to move ArCoin and its trading complement (USDC). If insufficient ETH is available, SM ATS may provide the required amount of ETH to complete a trade and may re-coup this cost from the SM Subscriber under the terms of the subscriber’s agreement with SM ATS.

4.	Trading Fee. SM ATS will generally charge both buyer and seller a commission for executing a trade. The fee will be clearly published on SM ATS. Under the terms of the applicable subscriber agreement, commission rates may be subject to change at any time.

Repurchase Offers. Repurchases of the Fund’s shares are available only under the terms of monthly Repurchase Offers made by the Fund to its shareholders. Under procedures adopted by the Fund’s Board, all Repurchase Offers are made directly by the Fund and processed directly through the Fund’s web portal hosted by the Transfer Agent. If an SM Subscriber wishes to participate in a monthly Repurchase Offer, the SM Subscriber must access the Fund’s web portal to do so. Although each Fund shareholder has access to a Fund account on the Fund’s web portal, shareholders who initially purchased ArCoin through SM ATS will be required to create a password to enable access to their account on the Fund’s web portal. Instructions to do so are available by contacting the Transfer Agent at arcasupport@securitize.io or 888-526-1997.

Risks

Any disruption to the operations of SM ATS, such as a market participant in the SM ATS trading ecosystem, including a market maker or custodian, ceasing to provide services to Fund shareholders, could materially disrupt trading in, or potentially result in a complete halt of trading in, ArCoin on SM ATS. Such an interruption would likely materially and adversely affect the trading price of ArCoin.

It is anticipated that there will initially be a limited trading volume in ArCoin on SM ATS. Even if a more liquid trading market for ArCoin develops on one or more additional ATSs, the depth and liquidity of that market and the ability to sell ArCoin may nevertheless be limited, which may have a material adverse effect on the liquidity for, and the market price of, ArCoin.

A shareholder may be able to manage his or her account at an SM ATS-supported custodian with a simple login and password as well as a second factor of authentication. ArCoin maintained in such an account will be vulnerable to cyber theft should the shareholder’s account be compromised.

SM ATS is responsible for confirming that sufficient ETH is available prior to an order’s acceptance and for placing a hold on that amount of ETH when it accepts an order for a trade. However, gas prices can fluctuate between acceptance and settlement of an order, and if insufficient ETH is available at the time of settlement, SM ATS may provide the required amount of ETH to complete the trade and may re-coup this cost from the SM Subscriber under the terms of the applicable subscriber agreement.

Liquidity Risk. There is presently no public market for ArCoins and there can be no assurance that the Fund will seek to develop such a market or be successful at developing such a market. The Fund expects that if it makes ArCoins available for transactions on a DEX or an ATS, at least initially there is likely to be limited trading volume in a relatively small number of shares trading on such platforms. A DEX or an ATS may therefore have limited liquidity in ArCoins as compared to other securities, such as a direct investment in Treasury Securities or common stocks, resulting in a lower or higher price or greater volatility than would be the case with greater liquidity. Accordingly, even if the Fund’s shares are traded on a DEX or an ATS, you may not be able to sell your shares on a timely basis or at all.

Other Market Risks. The prices of ArCoins could be extremely volatile in secondary markets. Since the Fund’s shares will be transferred using emerging technologies and may in the future be transferred using systems developed by a third party peer-to-peer marketplace, a DEX, or an ATS specifically for trading digital assets (a “platform”), transactions in ArCoins will be subject to associated risks, some of which may cause an investor’s private key to be lost or stolen, the Ethereum blockchain to be hacked, or the loss of ArCoins, which could impact the reliability of the Fund’s records and could result in irreversible client losses, including:

●	a rapidly-evolving regulatory landscape, which might include security, privacy or other regulatory concerns that could require changes to digital systems that disrupt transactions in Arcoins;

●	the possibility of undiscovered technical flaws in an underlying technology, including in the process by which transactions are recorded to the blockchain or by which the validity of a copy of the blockchain can be authenticated;

●	the possibility that security measures that authenticate prior transactions could be compromised, or “hacked,” which could allow an attacker to alter the blockchain and thereby disrupt the ability to corroborate definitive transactions recorded on the blockchain;

●	the possibility that other participants in a platform could collude to manipulate the share price or limit liquidity in ArCoins which could restrict a shareholder’s ability to divest its holdings of ArCoins;

●	the possibility that new technologies or services inhibit access to a platform or the blockchain;

●	the possibility that changes to policies of a platform or the blockchain limit the ability to withdraw and deposit fiat currency;

●	the possibility that a digital wallet application or interface is hacked by a third party, resulting in a loss of the holder’s shares;

●	the possibility that an investor’s private key is lost or stolen and the Transfer Agent is unable to verify the loss or theft could result in irreversible client losses;

●	the possibility that, due to a hacker intrusion or other cyberattack, the Transfer Agent or Developer could lose control of the smart contract computer program;

●	the adoption of, and demand for digital assets, including ArCoins, will be influenced by retail merchants’ and commercial businesses’ acceptance of such digital assets as payment for goods and services (if it occurs);

●	investment and transaction activities of investors, including private and registered funds, that may directly or indirectly invest in digital assets;

●	monetary policies of governments, trade restrictions, currency devaluations and revaluations; and

●	the possibility of breakdowns and trading halts as a result of undiscovered flaws in a trading platform that could prevent peer-to-peer transfers for a period of time.

Market Manipulation Risks. While the risk of market manipulation exists in connection with transactions in any securities, the risk may be greater for the Fund’s shares because any means by which the Fund’s shares may transfer would lack the same breadth of market and liquidity as a traditional stock exchange or NMS. The Fund expects that a registered broker-dealer operating an ATS will adopt policies and procedures such that holders of digital securities are not free to manipulate the trading. There can be no assurance that the efforts of a DEX or an ATS (or a broker-dealer that is licensed to provide access to such DEX or ATS with respect to the Fund’s shares) will be sufficient to prevent such market manipulation. For example, there can be no assurance that a security holder will not be able to manipulate the stock price by opening multiple accounts on a DEX or an ATS and trading among those accounts. To the extent Arca believes such collusion is occurring, it may decide to “de-list” the Fund’s shares from such a system, further limiting the liquidity in the Fund’s shares.

No Listing Requirements. Any DEX or ATS on which the Fund’s shares may in the future trade will not be a stock exchange and accordingly will have no listing requirements for issuers or for securities traded through its platform. As a result, trades of the Fund’s shares on a DEX or an ATS may not be at prices that represent the national best bid or offer prices of securities that could be considered similar securities.

LEGAL MATTERS

Certain legal matters regarding the validity of the shares offered hereby will be passed upon for the Fund by Richards, Layton & Finger, P.A., One Rodney Square, 920 North King Street, Wilmington, DE 19801. Morrison & Foerster LLP, 370 17th Street, Suite 4200, Denver, CO 80202 is counsel to the Fund and has represented the Fund in connection with this registration statement.

ANTI-MONEY LAUNDERING/KNOW YOUR CUSTOMER

As part of the Fund’s effort to prevent money laundering and terrorist financing, the Fund has delegated the administration of AML/KYC policies and procedures to the Transfer Agent. Each potential investor will be required to open an account with the Transfer Agent and must pass AML/KYC review by the Transfer Agent before the potential investor may receive any shares of the Fund. The Transfer Agent will require a detailed verification of a current shareholder’s or a new investor’s identity, any beneficial owner underlying the account and the source of the payment for ArCoins in connection with such program. By successfully completing this process an investor will be “whitelisted” and approved for holding ArCoins.

The Board, the Fund or its delegate reserves the right to request such information as is necessary to verify the identity of a shareholder or investor, including documents to verify identity or contemporaneous photographic evidence, and the underlying beneficial owner of a shareholder’s ArCoins. Once the identity of a potential investor is verified, the Transfer Agent will investigate such potential investor’s compliance with applicable AML/KYC laws. In the event of delay or failure by the shareholder or investor to produce any information required for verification purposes, the Fund may refuse to accept or delay the acceptance of payment for the ArCoins or may require the repurchase of any such shareholder’s ArCoins in the Fund. The Fund may suspend the payment of repurchase proceeds of a shareholder if the Fund reasonably deems it necessary to do so to comply with applicable AML/KYC laws or the laws, regulations, or executive orders administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or other laws or regulations by any person in any relevant jurisdiction. The Fund may take one or more of the foregoing actions through a service provider that has agreed to provide AML/KYC services to the Fund.

Each shareholder or investor shall be required to make such representations to the Transfer Agent as the Fund shall require in connection with the Fund’s AML/KYC and OFAC programs, including, without limitation, representations that the shareholder or investor (or any person controlling or controlled by the shareholder; if the shareholder is a privately held entity, any person having a beneficial interest in the shareholder; or any person for whom the shareholder is acting as agent or nominee in connection with the investment) is not (i) an individual or entity named on any available lists of known or suspected terrorists, terrorist organizations or of other sanctioned persons issued by the United States government and the government(s) of any jurisdiction(s) in which the Fund is doing business, including the List of Specially Designated Nationals and Blocked Persons administered by OFAC as such list may be amended from time to time; (ii) an individual or entity otherwise prohibited by the OFAC sanctions programs; or (iii) a current or former senior foreign political figure or politically exposed person, or an immediate family member or close associate of such an individual. Further, such shareholder or investor must represent that it is not a prohibited foreign shell bank. Such shareholder or investor will also be required to represent to the Transfer Agent that amounts contributed by it to the Fund were not directly or indirectly derived from activities that may contravene U.S. federal, state or international laws and regulations, including, without limitation, any applicable anti-money laundering laws and regulations.

Each shareholder or investor agrees to notify the Fund promptly in writing should it become aware of any change in the information set forth in its representations. The shareholder or investor is advised that, by law, the Fund may be obligated to “block” (i.e., freeze) the account of such shareholder, either by prohibiting additional investments from the shareholder or investor, declining to repurchase ArCoins from the shareholder or investor, suspending the payment of repurchase proceeds payable to the shareholder or investor or segregating the assets in the account in compliance with governmental regulations. The Transfer Agent or the Fund may also be required to report such action and to disclose the shareholder’s or investor’s identity to OFAC or other applicable governmental and regulatory authorities. If any block on the account or suspension occurs, an investor is removed from the Fund’s “whitelisted” investors.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-228303). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement without charge.

GLOSSARY

“ArCoins” or “shares”	The Fund’s digital securities.

“blockchain”	An open, electronic distributed ledger that records digital security transactions between two parties in a verifiable and permanent way that is secured using cryptography and game theory.

“digital securities”	Uncertificated securities, the ownership and transfer of which will be authenticated and recorded as ERC-20 compatible tokens on Ethereum.

“ERC-20”	A technical standard applied to the creation of smart-contract tokens (including the ArCoins) which defines the functions that can be implemented by a token (for example, finding a user’s balance or transferring shares between investors) and what Ethereum accounts can hold and transfer such tokens. In order to adhere to this technical standard, a token must implement a number of common methods and events, for example, a “transfer” event or detect transfer restriction; and if it implements these methods and events, then it will be compatible with any “smart contract” or external software that is designed to work with such tokens.”

“ETH”	A fundamental token for the operation of Ethereum. ETH is used to pay “gas” to execute functions in “smart contracts” deployed on the Ethereum blockchain.

“Ethereum”	An open source, public, blockchain-based distributed computing platform and operating system featuring smart contract functionality. When installed and run on the systems and devices, Ethereum software governs the rules for the creation of the Ethereum blockchain, and provides the consensus rules for adding data and “smart contracts” to the blockchain. This data is, then, stored as records maintained by the persons running Ethereum software.

“gas”	Gas is the amount of computational power required to validate a transaction on the Ethereum blockchain, including with respect to the issuance or transfer of digital securities. Gas payment is in the form of ether.

“nodes”	A server that runs a blockchain network and receives, propagates, verifies, and executes transactions on the blockchain.

“private key”	A large and random sequence of digital information (effectively a very long password). This is a shareholder’s personal identifying information held by only the Fund’s shareholder. Each private key has a paired sequence of digital information, called a “public key,” which a user can share publicly. Both a private key and a public key are necessary to associate a given digital security with the record owner of such digital securities. The Transfer Agent will hold a separate private key that enables it to act as the administrator on the ArCoin smart contract, giving the Transfer Agent the ability to freeze, revoke and reassign ArCoins as necessary.

“public key”	A large and random sequence of digital information that is shared publicly on the blockchain and is used to pair with a shareholder’s private key to associate a record owner of digital securities.

“SM ATS”

An alternative trading system that is registered with the SEC and subject to Regulation ATS adopted under the Exchange Act. SM ATS is operated by Securitize Markets, LLC, a broker-dealer registered with the SEC and a member of FINRA. SM ATS is authorized to operate a fully electronic automated limit order book to facilitate buying and selling of digital asset securities on a continuous electronic matching system.

“smart contracts”	A computer program written into a blockchain by developers. A smart contract defines the various network operations that can be performed on digital securities on a blockchain and computations that can be performed using the smart contract. A smart contract can also record various important properties of digital securities such as ownership rights and the gas required to register the digital securities. Although called a smart “contract,” this is not a contract in a legal sense, it is a piece of computer software. Accordingly, although it can record certain ownership rights, the contract does not in any way change the rights of an investor in the Fund’s shares. Such rights are governed by the Fund’s Amended and Restated Declaration of Trust and by the terms of this Fund’s registration statement.

“wallet”	A software program developed by third parties that stores a shareholder’s public and private keys necessary to authorize transactions on the Ethereum blockchain, including sending Fund shares to other wallets that are eligible to contain the Fund’s shares and displaying shareholder balances.

PRIVACY NOTICE

FACTS	WHAT DOES ARCA U.S. TREASURY FUND DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
	● Social Security number ● Assets ● Retirement Assets ● Transaction History ● Checking Account Information	● Purchase History ● Account Balances ● Account Transactions ● Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons the Fund chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does Arca U.S. Treasury Fund share?	Can you limit this sharing?

For our everyday business purposes -
such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureau	Yes	No

For our marketing purposes –
to offer our products and services to you	No	We don’t share

For joint marketing with other financial companies	No	We don’t share

For our affiliates’ everyday business purposes –
information about your transactions and experiences	No	We don’t share

For our affiliates’ everyday business purposes –
information about your creditworthiness	No	We don’t share

For nonaffiliates to market to you	No	We don’t share

Questions? Call 1-888-526-1997

Who we are

Who is providing this notice?	Arca U.S. Treasury Fund

What we do

How does Arca U.S. Treasury Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Arca U.S. Treasury Fund collect my personal information?	We collect your personal information, for example, when you
● Open an account
● Provide account information
● Give us your contact information
● Make deposits or withdrawals from your account
● Make a wire transfer
● Tell us where to send the money
● Tells us who receives the money
● Show your government-issued ID
● Show your driver’s license

We also collect your personal information from other companies other companies.

Federal law gives you the right to limit only:

● Sharing for affiliates’ everyday business purposes – information about your creditworthiness
● Affiliates from using your information to market to you
● Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions

Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies.
● Arca U.S. Treasury Fund does not share with our Affiliates.

Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial Companies
● Arca U.S. Treasury Fund does not share with nonaffiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you.
● Arca U.S. Treasury Fund does not jointly market.

Arca U.S. Treasury Fund

Maximum Offering of 100,000,000
Shares of Beneficial Interest

Distributor
Distribution Services, LLC

May 1, 2025

All dealers that buy, sell, or otherwise transact in the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

ARCA U.S. TREASURY FUND

Principal Executive Offices
4551 Glencoe Avenue
Marina Del Rey, California 90292
888-526-1997

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of Arca U.S. Treasury Fund (the “Fund”), dated May 1, 2025 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 888-526-1997 or by visiting the Fund’s website at arcalabs.com. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC are available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

May 1, 2025

GENERAL INFORMATION AND HISTORY

Arca U.S. Treasury Fund is a continuously offered, diversified, closed-end management investment company that operates as an interval fund. The Fund is operated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code (“Code”). Accordingly, the Fund is required to comply with certain asset diversification tests at the end of each quarter of each of its taxable years.

The Fund was organized as a Delaware statutory trust on November 2, 2018. The Fund’s principal office is located at 4551 Glencoe Avenue, Marina Del Rey, CA 90292, and its telephone number is 888-526-1997. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to seek maximum total return consistent with preservation of capital. The Fund’s investment objective is non-fundamental and may be changed by the Board of Trustees (each member a “Trustee” and collectively, the “Board”) without shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change in this investment objective. There is no guarantee that the Fund will meet its investment objective.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the “shares”), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)	Borrow money, except that the Fund shall be able to borrow money from a bank, provided the Fund maintains asset coverage of at least 300% for all such borrowings, or borrow up to 5 percent of the value of the Fund’s assets for temporary purposes, as provided in Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”).

(2)	Issue or sell senior securities, as defined in Section 18 of the 1940 Act, unless, immediately after the issuance or sale, a class of senior securities that represents indebtedness has asset coverage of at least 300 percent and a class of senior equity securities has asset coverage of at least 200 percent.

(3)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

(4)	Invest 25% or more of the value of its total assets in the securities of companies or entities engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. government, its agencies or instrumentalities.

(5)	Purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission, invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(6)	Make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities in accordance with its investment objective and policies, (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund’s investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan, and (d) by loaning portfolio securities.

(7)	Purchase or sell real estate, except that a Fund may (a) invest in securities or other instruments directly or indirectly secured by real estate, (b) invest in securities or other instruments issued by issuers that invest in real estate, and (c) hold for prompt sale, real estate or interests in real estate to which it may gain an ownership interest through the forfeiture of collateral securing loans or debt securities held by it.

1

In addition, the Fund has adopted a fundamental policy (the “Repurchase Offer Policy”) that it will make monthly repurchase offers for no less than for 5% of the Fund’s shares outstanding, provided that the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s outstanding shares, as determined by the Board, unless suspended or postponed in accordance with regulatory requirements. Shareholders will be notified in writing of each monthly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the net asset value (“NAV”) per share determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) generally on the Repurchase Request Deadline and, in any event, no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”). The term “business day” means any day other than a Saturday, a Sunday or other day on which the NYSE is closed.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that any asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Non-Principal Investment Strategies

Borrowing. Although, as of the date of this SAI, the Fund has no current intention to do so, the Fund may borrow money from banks (including its custodian bank) or from other lenders to the extent permitted under applicable law. The 1940 Act requires the Fund to maintain asset coverage of at least 300% for all such borrowings. If at any time such asset coverage should fall below 300%, the Fund would be required to reduce its borrowings within three days to the extent necessary to meet the requirements of the 1940 Act. To reduce its borrowings, the Fund might be required to sell securities at a time when it would be disadvantageous to do so. In addition, because interest on money borrowed is a Fund expense that it would not otherwise incur, the Fund may have less net investment income during periods when its borrowings are substantial. The interest paid by the Fund on borrowings may be more or less than the yield on the securities purchased with borrowed funds, depending on prevailing market conditions.

Digital Assets. The Fund will not invest directly in digital securities or other digital assets.

Leverage. The Fund does not presently intend to issue preferred stock or borrow funds for investment purposes, and would only do so if the Board determines it is in the best interest of the Fund’s shareholders. The use of leverage would cause the Fund to incur additional expenses and could significantly magnify the Fund’s losses in the event of underperformance of the Fund’s investments. Shareholders would be notified (by prospectus supplement or otherwise) of any change to this policy, and the risks of using leverage, prior to its implementation.

Money Market Instruments. The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. government securities, commercial paper, certificates of deposit and bankers acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Short-Term Trading. Short-term trading involves the selling of securities held for a short time, ranging from several months to less than a day. The object of such short-term trading is to increase the potential for capital appreciation and/or income of the Fund in order to take advantage of what the Adviser believes are changes in market, industry or individual company conditions or outlook. Any such trading would increase the turnover rate of the Fund and its transaction costs, and could result in higher taxes for shareholders if Fund shares are held in a taxable account.

Short-Term Debt Securities; Temporary Defensive Position. During periods in which the Adviser determines that it is temporarily unable to follow the Fund’s investment strategy or that it is impractical to do so or pending reinvestment of proceeds received in connection with the sale of a portfolio security or the issuance of additional securities or borrowing money by the Fund, all or any portion of the Fund’s assets may be invested in cash or cash equivalents. The Adviser’s determination that it is temporarily unable to follow the Fund’s investment strategy or that it is impractical to do so will generally occur only in situations in which a market disruption event has occurred and where trading in the securities selected through application of the Fund’s investment strategy is extremely limited or absent. In such a case, the market price of the Fund’s shares may be adversely affected, and the Fund may not pursue or achieve its investment objective.

2

Repurchases and Transfers of Shares

Repurchase Offers. The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct monthly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer and provides that the Fund shall conduct a repurchase offer each month (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the Repurchase Pricing Date shall be not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms.

1.	The Fund will make monthly repurchase offers for not less than 5% of the Fund’s then outstanding shares pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time. Rule 23c-3 establishes requirements that interval funds must follow when making repurchase offers to their shareholders.

2.	The repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s outstanding shares.

3.	The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer by the Repurchase Request Deadline.

4.	The maximum time between the Repurchase Request Deadline and the Repurchase Pricing Date is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund does not currently charge a repurchase fee, but the Board may in the future decide to deduct from repurchase proceeds a repurchase fee payable to the Fund and reasonably intended to compensate the Fund for expenses directly related to repurchase requests. Prior to implementing any such repurchase fee, the Fund would seek Board approval of the implementation and amount of such fee and would update the Fund’s registration statement to disclose the effect such fee would have on the Fund’s fees and expenses, consistent with the requirements of rules, regulations and forms adopted by the SEC.

The Fund may rely on Rule 23c-3 only so long as the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures. All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount. Each month, the Fund may offer to repurchase at least 5% of the Fund’s outstanding shares on the Repurchase Request Deadline (the “Repurchase Offer Amount”), provided that the Repurchase Offer Amount for the then current monthly period, plus the Repurchase Offer Amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s outstanding shares. The Board shall determine the monthly Repurchase Offer Amount. Subject to the review and approval of the Board, the Fund currently anticipates making an offer to repurchase 6% of the Fund’s outstanding shares each month.

Shareholder Notification. No less than seven and no more than fourteen days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at NAV;

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Date”);

5.	The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

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7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.	The NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

10.	The market price, if any, of the shares on the date on which such NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file a Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners. Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Repurchase Requests. Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount. If the Fund’s shareholders in the aggregate tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline, and further provided that the Fund may repurchase such additional tendered shares only to the extent the percentage of additional shares so repurchased does not exceed 2% in any three-month period. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2.	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers. The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a RIC under Subchapter M of the Code;

2.	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

3.	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

4.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value. The Board has determined that the Fund’s NAV shall be determined once daily on each business day following the close of the NYSE.

Liquidity Requirements. From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of

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assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy. The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Adviser, but shall continue to be responsible for monitoring the Adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved the following policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security.

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfer).

(e)	The size of the Fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.	If market developments impair the liquidity of a security, the Adviser should review the advisability of retaining the security in the portfolio. The Adviser should report to the basis for its determination to retain a security at the next Board meeting.

3.	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.

Potential Repurchase Fees. The Fund does not currently charge a repurchase fee. However, if the Board determines that expenses related to short-term repurchase requests are increasing the Fund’s expenses and adversely affecting the Fund’s total expense ratio and performance, the Board may consider implementation of such fee. To the extent such a fee were implemented, the Fund intends that such fee would be deducted from repurchase proceeds and be paid to the Fund to reasonably compensate the Fund for expenses directly related to the repurchase. Prior to implementing any repurchase fee, the Fund would seek Board approval of the implementation and amount of such fee and would update the Fund’s registration statement to disclose the effect such fee would have on the Fund’s fees and expenses, consistent with the requirements of rules, regulations and forms adopted by the SEC.

Annual Report Disclosure. The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

(a)	the number of repurchase offers,

(b)	the repurchase offer amount and the amount tendered in each repurchase offer,

(c)	and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising. The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open-end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

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Escheatment Laws

Certain state escheatment laws may require the Fund to turn over shareholder accounts as abandoned property to the state listed on an account registration unless a shareholder contacts the Fund. Many states have added “inactivity” or the absence of customer-initiated contact as a component of their rules and guidelines for the escheatment of unclaimed property. These states consider property to be abandoned when there is no shareholder-initiated activity on an account for at least three (3) to five (5) years. Until such time as states revise their rules to enable them to receive digital securities, the Fund intends to monetize any shares subject to escheatment and to submit the cash value of such shares to state regulators. The Fund will engage in discussions with state regulators if and when escheatment is implicated with respect to any shareholder account to determine if the state in question can receive digital shares. The Fund will not be liable to shareholders or their representatives for good faith compliance with escheatment laws. Shareholders should consult his or her state’s escheatment laws.

MANAGEMENT OF THE FUND

The Board has overall responsibility for the oversight of the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Fund is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Fund’s Bylaws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request.

The Board consists of 4 individuals, 3 of whom are not “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or the Distributor (“Independent Trustees”). The Independent Trustees are represented by counsel meeting the independence requirements of Rule 0-1(a)(6) under the 1940 Act. Interested persons generally include affiliates, immediate family members of affiliates, any partner or employee of the Fund’s legal counsel, and any person who has engaged in portfolio transactions for the Fund or who has loaned the Fund money or property within the previous six months (“Interested Trustees”). Pursuant to the Governing Documents of the Fund, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Fund’s purposes. The Trustees, officers, employees and agents of the Fund, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Trustee Qualifications and Selection Process

Generally, the Fund believes that each Trustee is competent to serve because of his individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills. The Fund seeks trustees who are experienced in financial services, including, but not limited to, accounting, auditing, treasury management, financial operations, private equity, venture capital, investment management and legal, and who have had senior-level experience at financial services organizations or in a finance-related department of a non-financial organization. The Fund does not believe any one factor is determinative in assessing a Trustee’s qualifications, but that the collective experience of each Trustee makes each highly qualified.

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The Board is responsible for the oversight of the management of the Fund, including general supervision and review of the investment activities of the Fund. The Board, in turn, elects the officers of the Fund, who are responsible for administering the day-to-day operations of the Fund. Unless otherwise indicated in the table below, the address of each Trustee and officer of the Fund is c/o Arca Capital Management, LLC, 4551 Glencoe Avenue, Marina Del Rey, CA 90292. Additional information about the Trustees and officers of the Fund is provided in the table below.

Independent Trustees

Name, Address and Age	Position(s) with the Fund/Term of Office	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Fund Complex* Overseen by Trustee	Other Directorships/ Trusteeships Held During the Past Five Years
Bruce H. Park, 47	Trustee since 2019	VP Treasury, Molina Healthcare (2018 - Present)	1	Director, Matrix Partners India Investments IV, LLC (2022 - Present)
Daniel A. Strachman, 53	Trustee since 2019	Managing Director, A&C Advisors LLC (corporate governance consulting for the investment management industry) (Sept. 2001 – Present); Co-Founder IMDDA, Inc. (due diligence education for the hedge fund, mutual fund and private equity fund industries) (Dec 2015- present)	1	Takumi Capital Management, LP (Sept. 2014 - Present); DCIG Capital Fund, Ltd (March 2018 - Present); Glide Fund SPC Ltd and Glide Master Fund SPC Ltd (Feb. 2019 - Present)
Michael L. Ceccato, 67	Trustee and Audit Committee Chairman since 2024	Senior Vice President and Compliance Officer, U.S. Bank N.A. (March 2018 – July 2023); Senior Vice President (March 2015 – July 2023) and Chief Fund Compliance Officer, U.S. Bank Global Fund Services, LLC (September 2009 – July 2023); Chief Compliance Officer, Anti-Money Officer and Vice President, Advisor Series Trust (September 2009 – May 2023) and Total Fund Solution Trust (October 2022 – July 2023)	1	N/A

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Interested Trustees

Name, Address and Age	Position(s) with the Fund/Term of Office	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Fund Complex* Overseen by Trustee	Other Directorships/ Trusteeships Held During the Past Five Years
Philip Liu, 52	Trustee, Chairman of the Board since 2019	Co-Founder, Arca Capital Management LLC (Nov. 2019 – present); Co-Founder and Chief Legal Officer, Praesidium Partners, Inc. (parent holding company), and Arca Investment Management, LLC (investment adviser) (May 2018 - present); Chief Legal Officer and Secretary, Praesidium Holdings, Inc. (2025 – present)	1	N/A

Officers

Name, Address and Age	Position(s) with the Fund/Term of Office	Principal Occupation(s) During the Past Five Years
Jeffrey M. Dorman, 45	Portfolio Manager and Chief Investment Officer since December 2019	Co-Founder and Chief Investment Officer, Arca Capital Management LLC, Praesidium Partners, Inc. (parent holding company), and Arca Investment Management, LLC (investment adviser) (May 2018 - present)
Philip Liu, 52	Chief Executive Officer since December 2019	Co-Founder and Chief Legal Officer, Arca Capital Management LLC (Nov. 2019 – present); Co-Founder and Chief Legal Officer, Praesidium Partners, Inc. (parent holding company) and Arca Investment Management, Inc. (investment adviser) (May 2018 – present); Chief Legal Officer and Secretary, Praesidium Holdings, Inc. (2025 – present)
Vance Jeffery Sanders, 58	Chief/Principal Financial Officer since February 2021	Chief Financial Officer, Praesidium Partners, Inc. (January 2021 - Present); President, CFO 5280, LLC (June 2018 – Present); President, Oswego Holdings, LLC (Sept. 2013 – Present)
Robert Spengler, 44	Chief Compliance Officer since November 2024	Senior Principal Consultant, Foreside Fund Officer Services, LLC, (December 2020 – Present; Vice President, Compliance and Regulatory Consulting, Duff & Phelps, June 2018 – December 2020)
Alyssa Miller, 30	Secretary since August 2022	AVP & Counsel, Ultimus Fund Solutions, LLC (August 2021 – present); Student, Suffolk University School of Law (2018 – 2021)
Jesse Hallee, 48	Assistant Secretary since August 2022	Senior Vice President and Associate General Counsel (2022 – Present) and Vice President and Senior Managing Counsel (2019 - 2022), Ultimus Fund Solutions, LLC; Vice President and Managing Counsel, State Street Bank and Trust Company (2013 -2019)

*	The term “Fund Complex” refers to the Arca U.S. Treasury Fund.

The Fund’s Statement of Additional Information includes additional information about certain of the Trustees and is available free of charge, upon request, by calling toll-free at 1-800-445-3148 or by visiting arcalabs.com.

Additional Information about the Trustees.

Bruce H. Park. Mr. Park brings to the Board significant experience in the financial industry, including with respect to financial reporting requirements, acquired through his experience as a senior corporate officer overseeing corporate treasury functions. The Board believes that Mr. Park’s experience, qualifications, attributes and skills on an individual basis and in combination with those of

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the other Trustees lead to the conclusion that he possesses the requisite skills and attributes as a Trustee to carry out oversight responsibilities with respect to the Fund.

Daniel A. Strachman. Mr. Strachman brings to the Board significant managerial and executive experience, as well as significant experience serving on the boards of directors for several private investment companies. Mr. Strachman also has significant experience in corporate governance, strategy and operations related to investment management companies and companies leveraging new and developing technology. The Board believes that Mr. Strachman’s experience, qualifications, attributes and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that he possesses the requisite skills and attributes as a Trustee to carry out oversight responsibilities with respect to the Fund.

Michael L. Ceccato. Mr. Ceccato has over 20 years of experience in the investment management industry, including senior roles with service provider firms, multiple adviser series trusts, and an international accounting firm. Mr. Ceccato also has over 30 eyars experience with private company and public boards through senior leadership, General Counsel, Chief Financial Officer, Chief Compliance Officer, Anti-Money Laundering Officer, and Vice President. The Board believes that Mr. Ceccato’s experience, qualifications, attributes and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that he possesses the requisite skills and attributes as a Trustee to carry out oversight responsibilities with respect to the Fund.

Philip Liu. Mr. Liu brings significant business, legal and risk management experience from developing and launching various registered investment products, including managed futures and bespoke structured derivatives. He formerly worked as an attorney in private practice and in-house at another fund complex. The Board believes that Mr. Liu’s experience, qualifications, attributes and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that he possesses the requisite skills and attributes as a Trustee to carry out oversight responsibilities with respect to the Fund.

Audit and Qualified Legal Compliance Committee. Messrs. Ceccato, Park, and Strachman are the members of the Fund’s Audit and Qualified Legal Compliance Committee (the “Audit Committee”). Each of the committee members meets the independence standards established by the SEC for audit committees and is independent for purposes of the 1940 Act. None of the members of the Audit Committee is an “interested person” of the Fund. Mr. Ceccato serves as chair of the Audit Committee, and the Board has determined that Mr. Ceccato is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Exchange Act. The Audit Committee operates pursuant to a written charter and meets periodically as necessary. A copy of the Audit Committee’s charter is available on the Fund’s website: arcalabs.com.

The Audit Committee is responsible for selecting, engaging and discharging the Fund’s independent registered public accounting firm, reviewing the plans, scope and results of the audit engagement with the Fund’s independent registered public accounting firm, approving professional services provided by the Fund’s independent registered public accounting firm (including compensation therefor), reviewing the independence of the Fund’s independent registered public accounting firm and reviewing the adequacy of the Fund’s internal controls over financial reporting. The Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate.

The Audit Committee also serves at the Fund’s Qualified Legal Compliance Committee and, as such, is charged with compliance with Rules 205.2(k) and 205.3(c) of Title 17 of the Code of Federal Regulations regarding alternative reporting procedures for attorneys representing the Fund who appear and practice before the SEC on behalf of the Fund.

Board Leadership Structure

The Board is currently composed of four Trustees, three of whom are Independent Trustees. The Fund’s business and affairs are managed under the direction of its Board. Among other things, the Board sets broad policies for the Fund and approves the appointment of the Fund’s administrator, transfer agent and officers. The role of the Board, and of any individual Trustee, is one of oversight and not of management of the Fund’s day-to-day affairs.

Under the Fund’s Bylaws, the Board may designate one of the Trustees as chair to preside over meetings of the Board and meetings of shareholders, and to perform such other duties as may be assigned to him or her by the Board. Presently, Philip Liu serves as Chair of the Board. Mr. Liu is an Interested Trustee by virtue of his employment relationship with the Adviser and its affiliates. The Board believes that it is in the best interests of Fund shareholders for Mr. Liu to serve as Chair of the Board because of his significant experience in matters of relevance to the Fund’s business. The Board does not, at the present time, have a lead Independent Trustee. The Board has determined that the composition of the Audit Committee provides appropriate means to address any potential conflicts of interest that may arise from the Chair’s status as an Interested Trustee. The Board believes that its leadership structure is in the best interests of the Fund and its shareholders at this time.

All of the Independent Trustees play an active role on the Board. The Independent Trustees compose a majority of the Board and will be closely involved in all material deliberations related to the Fund. The Board believes that, with these practices, each Independent Trustee has an equal involvement in the actions and oversight role of the Board and equal accountability to the Fund and its

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shareholders. The Independent Trustees are expected to meet separately (i) as part of each regular Board meeting and (ii) with the Fund’s chief compliance officer, as part of at least one Board meeting each year.

The Board will review its leadership structure periodically as part of its annual self-assessment process. The Board believes that its structure is presently appropriate to enable it to exercise its oversight of the Fund.

Board Oversight of Risk Management

The Board’s role is one of oversight, rather than active management. This oversight extends to the Fund’s risk management processes, which are embedded in the responsibilities of the officers of, and service providers to, the Fund. The Trustees meet periodically throughout the year to discuss and consider matters concerning the Fund and to oversee the Fund’s activities, including its investment performance, compliance program and risks associated with its activities. The Board has not established a formal risk oversight committee.

Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk and business continuity risk). The Board implements its risk oversight function both as a whole and through its Audit Committees. In the course of providing oversight, the Board and the Audit Committee receive reports on the Fund’s and the Adviser’s activities, including reports regarding the Fund’s investment portfolio and financial accounting and reporting. The Board also receives a quarterly report from the Fund’s Chief Compliance Officer, who reports on the Fund’s compliance with the federal and state securities laws and its internal compliance policies and procedures as well as those of the Adviser, the Fund’s Administrator and the Fund’s Transfer Agent. The Audit Committee’s meetings with the Fund’s independent registered public accounting firm also contribute to its oversight of certain internal control risks. In addition, in the course of its regular meetings, the Board receives reports from the Adviser regarding the Fund’s operations, including reports on certain investment and operational risks, and the Independent Trustees communicate with senior members of Fund management between regular meetings of the Board. The Board also meets periodically with the Fund’s Chief Compliance Officer to receive reports regarding the Fund’s compliance with the federal securities laws and the Fund’s internal compliance policies and procedures.

The Board recognizes that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals. The Board is also aware that reports received by the Trustees with respect to risk management matters are typically summaries of the relevant information, and that the processes, procedures and controls employed to address risks may be limited in their effectiveness. As a result of the foregoing and other factors, risk management oversight by the Board and by the Audit Committee is subject to substantial limitations.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2024. There are currently no other registered investment companies managed by Arca, and accordingly information is not provided regarding aggregate investments in the registered investment companies within the “Arca Funds Complex.”

Name of Trustee	Dollar Range of Equity Securities in the Fund
Philip Liu	None
Bruce Park	None
Daniel A. Strachman	None
Michael Ceccato	None

Compensation

The executive officers of the Fund and Interested Trustees receive no direct remuneration from the Fund. Each Independent Trustee receives an annual retainer of $8,000, with the chair of the Audit Committee to receive an additional $750, payable in quarterly installments. Independent Trustees are reimbursed for actual out-of-pocket expenses relating to attendance at meetings. The Independent Trustees do not receive any separate compensation in connection with service on committees or for attending Board or Audit Committee meetings. The Trustees do not have any pension or retirement plan.

The table below details the amount of compensation the Trustees received from the Fund and the Fund Complex during the fiscal year ended December 31, 2024. There are currently no other funds within the Arca Fund Complex.

Name and Position	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund Complex Paid to Trustees
Philip Liu	N/A	N/A	N/A	N/A
Bruce Park	$8,000	N/A	N/A	$8,000
Daniel A. Strachman	$8,000	N/A	N/A	$8,000
Michael Ceccato	N/A	N/A	N/A	N/A

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Management’s Blockchain Experience

The members of management of the Adviser have experience in digital securities and blockchain since as early as 2015. Several members of management have experience working at companies in the digital security and blockchain sectors and have previously made investments in bitcoin and other digital assets. In addition, through an affiliate of the Adviser, Mr. Dorman is the portfolio manager for private funds in the digital security sector.

CODES OF ETHICS

The Fund and the Adviser have adopted codes of ethics under Rule 17j-1 of the 1940 Act. These codes permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund. The codes of ethics are available on the EDGAR Database on the SEC’s web site (www.sec.gov), and copies of these codes may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated the voting of proxies for Fund securities to the Adviser pursuant to the Adviser’s proxy voting policies and procedures. Under these policies and procedures, the Adviser will vote proxies related to Fund securities in the best interests of the Fund and its shareholders. A copy of the Adviser’s proxy voting policies and procedures is attached as Appendix A to this Statement of Additional Information. The Fund’s proxy voting record for the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling 1- 888-526-1997 and (ii) on the SEC’s web site (www.sec.gov).

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.

As of April 3, 2025, the Fund’s trustees and officers owned in the aggregate 0% of the outstanding shares of the Fund. As of April 3, 2025, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding shares of the Fund were as follows:

Shares of Beneficial Interest
Name & Address	Percentage of Fund’s Outstanding Shares
Arca Capital Management, LLC 4551 Glencoe Avenue Marina Del Rey, CA 90292	91.57%

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INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser and Blockchain Administrator

Arca Capital Management, LLC, which serves as Adviser to the Fund, is registered with the SEC as an investment adviser under the Advisers Act. The Adviser’s senior management team has experience across a variety of investment strategies, including high-yield fixed income assets, distressed debt, derivatives, and cryptocurrency and digital assets. Collectively, the Adviser and its affiliates manage approximately $243 million in assets as of December 31, 2024.

Pursuant to the Investment Advisory Agreement with the Fund, the Adviser will be entitled to receive a management fee calculated at the annual rate of 0.05% of the Fund’s average annual net assets. The management fee will be calculated and accrued daily and is payable monthly in arrears. During the fiscal period ended December 31, 2024, the Adviser earned $202 in advisory fees, all of which were waived, and reimbursed expenses in the amount of $458,271. During the fiscal year ended December 31, 2023, the Adviser earned $190 in advisory fees, all of which were waived, and reimbursed expenses in the amount of $507,052. During the fiscal year ended December 31, 2022, the Adviser earned $175 in advisory fees, all of which were waived, and reimbursed expenses in the amount of $509,102.

A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement is available in the Fund’s semi-annual report to shareholders for the Fund’s six months ended June 30, 2024.

Arca Labs, LLC (“Arca Labs”), an affiliate of the Adviser, serves as the Fund’s blockchain administrator under the terms of a Blockchain Administration and Development Agreement (the “Blockchain Administration Agreement”). Under the terms of such agreement, Arca Labs is paid a fee calculated at the annual rate of 0.20% of the Fund’s average annual net assets. The fee is calculated and accrued daily and payable monthly in arrears. Pursuant to the Blockchain Administration Agreement, Arca Labs has engaged Securitize Inc. (the “Developer”) to develop and maintain smart contracts underlying the Fund’s shares.

The Adviser and the Fund have entered into an expense limitation agreement (the “Expense Limitation Agreement”). Under the Expense Limitation Agreement, the Adviser has agreed to reimburse the Fund’s initial organizational and offering costs, as well as the Fund’s operating expenses, to the extent that the Fund’s total annualized fund operating expenses, inclusive of any fees paid pursuant to the Blockchain Administration Agreement and the Fund Services Agreement, but excluding (i) any transaction fees payable by the Fund to Ethereum, taxes, interest expenses, brokerage commissions, acquired fund fees and expenses (if any), expenses incurred in connection with any merger or reorganization and extraordinary expenses and (ii) any distribution fees, exceed 0.75% of the Fund’s average daily net assets (the “Expense Cap”) until April 30, 2026.

The Fund has agreed to repay the Adviser in the amount of any Fund expenses reimbursed pursuant to the Expense Limitation Agreement (an “Adviser Recoupment”), provided, however, that the Adviser Recoupment: (i) is payable within three (3) years after the date on which the Adviser waived its fee or reimbursed expenses, as applicable; and (ii) the Adviser Recoupment does not cause the Fund’s total annual operating expenses during any calendar quarter to exceed the Expense Cap. For the avoidance of doubt, the Adviser Recoupment will not cause Fund expenses to exceed the Expense Cap either (i) at the time of the waiver or (ii) at the time of recoupment. The Expense Limitation Agreement may be terminated by either the Adviser or the Board in accordance with its terms.

Separately from the contractual expense limitation described above, the Adviser may voluntarily reimburse any fees and expenses of the Fund but is under no obligation to do so. Any such voluntary reimbursements may be terminated at any time.

Conflicts of Interest

The Adviser and/or its affiliates provide investment advice to other parties and manage other accounts and private investment vehicles, including accounts that have performance or other fees that are higher than the fees paid by the Fund to the Adviser. Additionally, the Fund’s officers serve or may serve as officers, directors or principals of other investment funds managed by the Adviser or its affiliates. Serving in multiple capacities and with respect to more than one entity or fund gives rise to conflicts of interest. Conflicts may also arise when the Fund’s investment objective overlaps, in part or in whole, with the investment objective of affiliated investment funds, accounts or other investment vehicles, including with respect to the allocation of investment opportunities among the Fund and other investment funds or accounts advised by the Adviser or its affiliates. The Adviser has adopted compliance policies, procedures and systems designed to protect against potential incentives that may favor one account over another, including policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest. These policies and procedures are designed to ensure that all client accounts are treated equitably over time. See “Conflicts of Interest” in the Prospectus.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of

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differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts that are the same as, different from or made at a different time than, positions taken for the Fund.

PORTFOLIO MANAGER

Jeffrey M. Dorman has managed the Fund since its inception in July 2020. Mr. Dorman has over 21 years’ experience in trading and asset management. From November 2013 to April 2018, Mr. Dorman was, successively, Vice President of Business Development and Chief Operating Officer of Harvest Exchange Corp. (“Harvest”), an online investment portal and financial technology company focusing on research for institutional investors, in New York and Los Angeles. Prior to Harvest, Mr. Dorman was a trader at Global Credit Advisers, LLC, a New York City registered investment adviser and asset management firm, where he managed the then-newly launched event driven strategy and managed outside capital by investing in highly-volatile, thinly-traded securities with a strict discipline approach around position sizing and liquidity. Mr. Dorman was also Head Trader at Brencourt Advisors (“Brencourt”), a multi-strategy registered investment adviser, where he co-managed a more than $200 million credit opportunity hedge fund focused on trading illiquid debt and equity securities. Mr. Dorman also created a proprietary risk management system while at Brencourt that helped the fund determine appropriate sizing and rebalancing for each portfolio position using both quantitative factors (such as position liquidity and number of market makers), and qualitative factors (such as upside potential, downside risk and timing of an event) to create an optimal-sized position. While at Brencourt, Mr. Dorman was a member of the firm’s investment committee. Mr. Dorman’s experience also includes being senior trader with responsibility for trading of over $100 million in proprietary capital for both Merrill Lynch from March 2006 to September 2008 and Citadel Securities from September 2009 to December 2010 dealing in U.S. and international corporate bonds. Mr. Dorman is a Chartered Financial Analyst and graduated from Washington University in St. Louis with a bachelor’s degree in Economics and Finance, and a minor in Biology.

As of December 31, 2024, Mr. Dorman owned no Fund shares.

Compensation of the Portfolio Managers

The Fund’s financial arrangements with the portfolio manager, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors, including the relative performance of the Fund and other accounts managed by the portfolio manager measured against an identified peer group.

The principal components of compensation include a base salary, a discretionary bonus and various retirement benefits.

Base compensation. Generally, the portfolio manager will receive base compensation based on his or her seniority and/or position with the Fund, which may include the amount of assets supervised and other management roles within the Fund.

Discretionary compensation. In addition to base compensation, the portfolio manager may receive discretionary compensation, which can be a substantial portion of total compensation. Discretionary compensation can include a discretionary cash bonus paid to recognize specific business contributions and to ensure that the total level of compensation is competitive with the market, as well as participation in incentive plans.

As of December 31, 2024, Mr. Dorman was responsible for the management of the following types of accounts in addition to the Fund:

Other Accounts By Type	Total Number of Accounts	Total Assets By Account Type (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	4	$244	4	$244
Other Accounts	0	$0	0	$0

Mr. Dorman manages other accounts and private investment vehicles, including accounts that may have performance or other fees that are higher than the fees paid by the Fund. This can give rise to conflicts of interest with respect to the allocation of investment opportunities among the Fund and other accounts to the extent that the Fund’s investment objective overlaps, in part or in whole, with the investment objective of such other investment funds, accounts or investment vehicles.

The Adviser has adopted policies and procedures reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures generally require the Adviser to distribute investment opportunities among client accounts in a fair and equitable manner and seek best execution for securities transactions executed on the Fund’s behalf.

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If a potential investment is appropriate for the Fund and other funds or accounts managed by Mr. Dorman, the Adviser’s policies require allocation of the investment opportunity among such accounts taking into account, among other considerations: (i) the fiduciary duties owed to the Fund and such other funds or accounts, (ii) the Fund’s primary mandates and those of such other funds and accounts, (iii) the capital available to the Fund and such other funds and accounts, (iv) any restrictions on investment, (v) the size of the transaction, (vi) the relation of such opportunity to the Fund’s investment strategy and that of such other funds and accounts, (vii) portfolio diversification and balance, and (viii) any other consideration deemed relevant by the Adviser.

In making its allocation decisions, the Adviser will not consider (i) performance fees or differences in management fees between accounts, (ii) direct and indirect ownership in an account by the Adviser, its affiliates or their employees, or (iii) relative performance of accounts.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the portfolio manager who is an employee of the Adviser. The Adviser is authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

While such services are useful and important in supplementing its own research and facilities, the Adviser believes the value of such services is not determinable and does not significantly reduce its expenses. Any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be “paying-up” will qualify for the safe harbor provisions under Section 28(e) of the Exchange Act.

In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration:

●	the best net price available;

●	the reliability, integrity and financial condition of the broker or dealer;

●	the size of and difficulty in executing the order; and

●	the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. While such services are useful and important in supplementing its own research and facilities, the Adviser believes the value of such services is not determinable and does not significantly reduce its expenses. Any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be “paying-up” will qualify for the safe harbor provisions under Section 28(e) of the Exchange Act. During the fiscal year ended December 31, 2024, the Fund paid $0 in brokerage commissions.

Affiliated Party Transactions

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances pursuant to policies adopted by the Trustees pursuant to Rule 17a-7 under the 1940 Act, in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

If the Adviser places Fund trades through an affiliated broker, the trades will be executed under a policy adopted by the Trustees pursuant to Section 17(e) of the 1940 Act and Rule 17e-1 which places limitations on the securities transactions effected through affiliates. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

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TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible U.S. federal income tax consequences that may be relevant to shareholders that purchase shares in the Fund. All shareholders should consult a qualified tax adviser regarding their investment in the Fund. The following discussion is also limited to holders that are U.S. persons as that term is defined in Section 7701(a)(30) of the Code. The Fund does not currently intend to market to non-U.S. persons.

The Fund has elected to be treated and to qualify as a RIC under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. To the extent it satisfies the above-mentioned distribution requirements, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and distributions of net capital gain will be made no later than December 31 of each year. All distributions will be reinvested in shares of the Fund unless a shareholder elects to receive cash.

The Fund must report to the IRS and furnish to shareholders the cost basis information for shares purchased and sold. The Fund has chosen average cost as its standing (default) tax lot identification method for all shareholders, which means this is the method the Fund will use to determine which specific shares are deemed to be sold when there are multiple purchases on different dates at differing NAVs, and the entire position is not sold at one time. Shareholders may, however, choose a method other than the Fund’s standing method at the time of their purchase or upon sale of covered shares. Shareholders should consult their tax advisors to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how cost basis reporting applies to them. Shareholders also should carefully review the cost basis information provided to them by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on their federal income tax returns.

To be treated as a RIC under Subchapter M of the Code, the Fund must (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, cash items, government securities, securities of other RICs, and investments in other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s assets and not greater than 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its total assets are invested in the securities of (other than U.S. government securities or the securities of other RICs) any one issuer, the securities (other than the securities of other RICs) of two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a RIC under Subchapter M in any fiscal year, it will be treated as a corporation and taxed on its entire taxable income for federal income tax purposes at the applicable corporate income tax rate. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund, and thereafter will be applied against a shareholder’s basis in their shares (and treated as gain on sale of the shares to the extent such distributions exceed a shareholder’s basis in its shares).

The Fund is subject to a 4% nondeductible excise tax to the extent that the Fund does not make the required minimum distributions on a calendar basis. The required minimum distribution is equal to the sum of (i) 98% of the Fund’s ordinary income for the calendar year, plus (ii) 98.2% of the Fund’s capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year, and (iii) 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to U.S. federal income tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

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The Fund may elect conduit treatment of its income from net capital gain by distributing such amounts (“capital gain dividends”) to its shareholders. Capital gain dividends are generally taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon a sale or disposition (including a redemption) of shares may be disallowed to the extent new (or substantially similar) shares of the Fund are purchased (including shares acquired by means of reinvested dividends) within the period beginning 30 days before and ending 30 days after such disposition.

Distributions of net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements. Investing in municipal bonds and other tax-exempt securities is not a principal investment strategy of the Fund. Nonetheless, to the extent the Fund invests in municipal bonds that are not exempt from the alternative minimum tax, some shareholders may be subject to the alternative minimum tax. Corporations are not subject to the alternative minimum tax for taxable years of the corporation beginning after December 31, 2017. Investors should consult their tax advisers for more information.

Under the Code, the Fund will be required to report to shareholders and to the Internal Revenue Service (“IRS”) all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a RIC may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers (“TIN”) and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld. This backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder’s federal income tax liability, if any, provided that the required information is furnished to the IRS.

Limitation on Deduction of Net Interest Expense

The deduction for net business interest expenses is limited to 30% of a taxpayer’s adjusted taxable income. The deduction for interest expenses is not limited to the extent of any business interest income, which is interest income attributable to a trade or business and not investment income.

Certain Fixed-Income Investments

Gain recognized on the disposition of a debt obligation purchased by the Fund at a market discount (generally, at a price less than its principal amount) will be treated as ordinary income to the extent of the portion of the market discount that accrued during the period of time the fund held the debt obligation, unless the fund made a current inclusion election to accrue market discount into income as it accrues. Certain taxpayers are required to recognize items of gross income for tax purposes in the year in which the taxpayer recognizes the income for financial accounting purposes. For financial accounting purposes, market discount must be accrued currently on a constant yield to maturity basis, regardless of whether a current inclusion election is made. While the exact scope of this provision is not known at this time, it could cause the Fund to recognize income earlier for tax purposes.

If the Fund purchases a debt obligation (such as a zero coupon security or pay-in-kind security) that was originally issued at a discount, the Fund generally is required to include in gross income each year the portion of the original issue discount that accrues during such year. Therefore, the Fund’s investment in such securities may cause the Fund to recognize income and make distributions to shareholders before it receives any cash payments on the securities. To generate cash to satisfy those distribution requirements, the Fund may have to sell portfolio securities that it otherwise might have continued to hold or to use cash flows from other sources such as the sale of Fund shares.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

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Legal Counsel

Morrison & Foerster LLP, 370 17th Street, Suite 4200, Denver, CO 80202 acts as legal counsel to the Fund.

Distributor

Distribution Services, LLC, serves as the principal underwriter (the “Distributor”) for the Fund. The Distributor is registered with the SEC as a broker-dealer and is a member of FINRA. Pursuant to a distribution agreement with the Fund, the Distributor is entitled to receive a distribution fee for its services. The Distributor has its principal business offices at Three Canal Plaza, Suite 100, Portland, ME 04101.

Custodian, Transfer Agent and Administrator

Securitize, LLC serves as the transfer agent of the Fund (the “Transfer Agent”). UMB Bank, N.A. serves as the Fund’s Custodian (the “Custodian”), and Ultimus Fund Solutions, LLC serves as the Fund’s administrator (“Administrator”). The Fund will compensate each of the Transfer Agent, the Custodian and the Administrator for its services. See “Management of the Fund” for a description of the services to be provided by each of the Transfer Agent, the Administrator and the Custodian. For its services as administrator and fund accountant, the Fund pays the Administrator the greater of a minimum fee or fees based on the annual net assets of the Fund, plus out of pocket expenses.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US LLP has been appointed the independent registered public accounting firm for the Fund. RSM US LLP is located at 555 17th Street, Suite 1200, Denver, CO 80202.

FINANCIAL STATEMENTS

The audited financial statements for the fiscal year ended December 31, 2024, which are included in the Fund’s annual report to Shareholders for the reporting period ended December 31, 2024, are incorporated herein by reference.

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APPENDIX A
Arca Capital Management, LLC Proxy Voting Policy

ARCA U.S. TREASURY FUND
PROXY VOTING POLICY AND PROCEDURES

Adopted as of December 11, 2019

Arca U.S. Treasury Fund (the “Fund”) has delegated its proxy voting responsibility to its investment adviser, Arca Capital Management, LLC (the “Adviser” or the “Firm”). The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines are reviewed periodically by the Adviser and the Fund’s Independent Trustees, and, accordingly, are subject to change. For purposes of these Proxy Voting Policies and Procedures described below, “Covered Persons” refers to employees and officers of the Adviser, “Clients” refers to the Adviser’s clients, including the Fund, “President” refers to the Adviser’s President, and “CCO” refers to the Adviser’s chief compliance officer.

A.	Policy

Pursuant to the advisory agreement executed between the Adviser and the Fund, the Adviser retains the responsibility to vote proxies on behalf of the Fund. Since the Adviser intends to invest primarily in securities that do not issue proxies (i.e. US Treasury obligations), the Adviser does not anticipate that it will ever vote proxies as a result of the Fund’s investment strategy. The Adviser however, has adopted the following proxy voting procedures below that would govern its proxy voting activities were it ever in position to vote a proxy for a client asset.

B.	Responsibility

The President is responsible for the implementation and monitoring of the Adviser’s Proxy Voting Policies and Procedures, including associated practices, disclosures and recordkeeping. The President may delegate responsibility for the performance of these activities (provided that he or she maintains records evidencing individuals to whom authority has been delegated) but oversight and ultimate responsibility remain with the President.

C.	Procedures

The Adviser has adopted various procedures to implement the firm’s Proxy Voting policy and reviews to monitor and ensure that the Firm’s policy is observed, implemented properly and amended or updated, as appropriate. The procedures are as follows:

Proxy Voting Guidelines

The guiding principle by which the Adviser votes on all matters submitted to security holders is the maximization of the ultimate economic value of the Fund’s holdings. The Adviser does not permit voting decisions to be influenced in any manner that is contrary to, or dilutive of, the guiding principle set forth above. It is our policy to avoid situations where there is any conflict of interest or perceived conflict of interest affecting our voting decisions. Any conflicts of interest, regardless of whether actual or perceived, will be addressed in accordance with these policies and procedures.

It is the general policy of the Firm to vote on all matters presented to security holders in any Proxy, and these policies and procedures have been designed with that in mind. However, the Adviser reserves the right to abstain on any particular vote or otherwise withhold its vote on any matter if, in its judgement, the costs associated with voting such Proxy outweigh the benefits to Clients or if the circumstances make such an abstention or withholding otherwise advisable and in the best interest of our Clients.

While the guidelines included in the procedures are intended to provide a benchmark for voting standards, each vote is ultimately cast on a case-by-case basis, taking into consideration the Adviser’s contractual obligations to its Clients and all other relevant facts and circumstances at the time of the vote (such that these guidelines may be overridden to the extent Adviser believes appropriate).

As the Adviser provides investment advisory services to registered investment companies, it will vote any proxies for the Fund clients in accordance with any applicable investment restrictions of each Fund client, if applicable.

Conflicts of Interest in Connection with Proxy Voting

The President has responsibility to monitor proxy voting decisions for any conflicts of interests, regardless of whether they are actual or perceived. In addition, all Covered Persons are expected to perform their tasks relating to the voting of Proxies in a manner that is

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aligned with the economic interests of the Firm’s Clients. If at any time any Covered Person becomes aware of any potential or actual conflict of interest or perceived conflict of interest regarding the voting policies and procedures described herein or any particular vote on behalf of any Client, he or she should contact the Adviser’s President and/or CCO. If any Covered Person is pressured or lobbied either from within or outside of the Firm with respect to any particular voting decision, he or she should contact the Adviser’s CCO. The CCO will use his or her best judgment to address any such conflict of interest and ensure that it is resolved in the best interest of the Clients.

Record Keeping & Regulatory Reporting

For all proxies voted, the Adviser will retain all records related the manner in which it voted proxies for securities held by its Fund clients. The President will be responsible for maintaining all records related to the Firm’s proxy voting.

Form N-PX: On an annual basis, following the end of the 12-month period ending June 30, the Adviser will furnish to the administrator of its Fund clients a full record detailing all how the Firm voted all proxies for the prior 12-month period.

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ARCA U.S. TREASURY FUND

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements.

Part A:	Included in Part A for the fiscal year ended December 31, 2024: Financial Highlights

Part B:	Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed March 7, 2025 (File No. 811-23392): Schedule of Investments, Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets, Financial Highlights, Notes to Financial Statements, Report of Independent Registered Public Accounting Firm

2. Exhibits

(a)	(1)	Declaration of Trust dated November 2, 2018 (incorporated by reference from Exhibit (a)(1) to the Registration Statement on Form N-2 (File Nos. 333-228303 and 811-23392) filed on November 9, 2018).

	(2)	Amended and Restated Agreement and Declaration of Trust dated December 11, 2019 (incorporated by reference from Exhibit (a)(2) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

(b)		By-Laws dated as of December 11, 2019 (incorporated by reference from Exhibit (b) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

(c)		Not applicable

(d)		Not applicable

(e)		Dividend Reinvestment Plan (incorporated by reference from Exhibit (e) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

(f)		Not applicable

(g)		Investment Advisory Agreement between the Registrant and Arca Capital Management, LLC (incorporated by reference to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on February 7, 2020).

(h)		Distribution Agreement between the Registrant and UMB Distribution Services, LLC (incorporated by reference to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on March 3, 2021).

(i)		Not applicable

(j)		Custody Agreement between the Registrant and UMB Bank (incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on May 28, 2020.

(k)	(1)	Fund Services Agreement between the Registrant and Gemini Fund Services, LLC (incorporated by reference to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on March 3, 2021).

(2)	Compliance Services Agreement between the Registrant and Cipperman Compliance Services, LLC (incorporated by reference to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on March 3, 2021).

(3)	Expense Limitation Agreement between the Registrant and Arca Capital Management, LLC (incorporated by reference to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on March 3, 2021).

(4)	Blockchain Administration and Development Agreement between the Registrant and Arca Capital Management, LLC (incorporated by reference to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on March 3, 2021).

(5)	Transfer Agent Agreement between the Registrant and Securitize LLC (incorporated by reference to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on April 28, 2022).

(6)	Fund Services Agreement between the Registrant and Ultimus Fund Solutions, LLC (incorporated by reference to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on April 28, 2022).

(7)	Amendment No. 1 to Blockchain Administration and Development Agreement between the Registrant and Arca Capital Management, LLC (incorporated by reference to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on April 28, 2022).

	(8)	Assignment of Blockchain Administration and Development Agreement between the Registrant and Arca Capital Management, LLC (incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on March 1, 2023.

(l)	(1)	Opinion and Consent of Richards, Layton & Finger, P.A. (incorporated by reference from Exhibit (l)(1) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

	(2)	Consent of Morrison & Foerster LLP is filed herewith.

(m)		Not applicable

(n)		Consent of RSM US LLP is filed herewith.

(o)		Not applicable

(p)		Not applicable

(q)		Not applicable

(r)	(1)	Code of Ethics of the Fund (incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on May 28, 2020.

	(2)	Code of Ethics of the Adviser (incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on May 28, 2020.

(s)		Powers of Attorney

	(1)	Power of Attorney of Philip Liu dated August 16, 2022 (incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on March 1, 2023.

	(2)	Power of Attorney of Bruce Park dated August 16, 2022 (incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on March 1, 2023.

	(3)	Power of Attorney of Daniel A. Strachman dated August 16, 2022 (incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on March 1, 2023.

	(4)	Power of Attorney of Vance Jeffery Sanders dated August 16, 2022 (incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on March 1, 2023.

	(5)	Power of Attorney of Michael Ceccato dated April 29, 2025 is filed herewith.

Item 26.	Marketing Arrangements

Not Applicable.

Item 27.	Other Expenses of Issuance and Distribution

Not Applicable.

Item 28.	Persons Controlled by or Under Common Control with Registrant

The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Arca Capital Management LLC, the Registrant’s investment adviser. Information regarding the ownership of Arca Capital Management is set forth in its Form ADV as filed with the SEC (File No. 801-118646).

Item 29.	Number of Holders of Securities as of April 26, 2025:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership.	32

Item 30.	Indemnification

Reference is made to Article VIII of the Registrant’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), filed as Exhibit 2(a)(2) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement (filed on June 25, 2020). The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant will maintain insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. The trustees, officers and agents of the Trust will also be entitled to statutory protection under the Delaware Statutory Trust Act against personal liability for obligations of the Trust. The Trust will indemnify each of its trustees, officers and certain other persons against all liabilities and expenses reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding in which he or she may be involved, except for any liability arising by reason of bad faith, willful misconduct or gross negligence. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-118646) and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

The Fund’s accounts, books and other documents are currently located at its offices, 4551 Glencoe Avenue, Marina Del Rey, California 90292, and at the offices of the following:

1.	The Custodian, with principal offices at 928 Grand Blvd., 10th Floor, Kansas City, Missouri 64106;

2.	The Administrator, with principal offices at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 and

3.	The Transfer Agent, with principal offices at 100 Pine Street, Suite 1250, San Francisco, CA 94111.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

1. Not applicable.

2. Not applicable.

3. The Registrant undertakes:

a. to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the 1933 Act.

(2) To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered)

and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d. That, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

e. That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Not applicable.

5. Not applicable.

6. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this Post-Effective Amendment to its Registration Statement meets all of the requirements for effectiveness and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, and the State of California, on the 30th day of April, 2025.

ARCA U.S. TREASURY FUND

By:	/s/ Philip Liu
Philip Liu
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 30th day of April 2025.

By:	/s/ Philip Liu
Philip Liu
Trustee and Chairman

By:	/s/ Vance Jeffery Sanders
Vance Jeffery Sanders
Treasurer (Principal Financial and Accounting Officer)

By:	/s/ Michael Ceccato*
Michael L. Ceccato
(Trustee)

By:	/s/ Bruce H. Park*
Bruce H. Park
(Trustee)

By:	/s/ Daniel A. Strachman*
Daniel A. Strachman
(Trustee)

*By:	/s/ Alyssa Miller
Alyssa Miller
Secretary

*	Pursuant to Powers of Attorney incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
(l)(2)	Consent of Morrison & Foerster LLP
(n)	Consent of RSM US LLP
(s)(5)	Power of Attorney for Michael Ceccato dated April 29, 2025